

Hecla Mining Company 2020 Annual Meeting of Shareholders
Thursday, May 21, 2020

2020 PROXY STATEMENT

Hecla
MINING COMPANY

A MESSAGE FROM YOUR BOARD OF DIRECTORS



Board of Directors

From left: Ted Crumley, George R. Johnson, Terry V. Rogers, Phillips S. Baker, Jr., George R. Nethercutt, Jr., Charles B. Stanley, Catherine "Cassie" J. Boggs, and Stephen F. Ralbovsky

Hecla's commitment to responsible mining is to engrain innovation into our culture by adopting technology that will further protect our employees, increase production and improve our environmental performance.

Cover Photo:

Employee at our Casa Berardi Mine in Quebec, Canada.

Dear Fellow Shareholders:

We, and Hecla, are committed to sustainable operations, the safety of our employees, and protecting the environment. These core values are made possible by the proactive engagement of our employees, and engaging with the communities in which we operate. We believe these core values protect and create long-term shareholder value. Most recently, our commitment to safety includes the public health impact of the Covid-19 outbreak. To protect the well-being of our shareholders, service providers and employees, this year's Annual Meeting of Shareholders will be held in virtual meeting format only. We expect to resume in-person annual meetings in 2021.

Safety and Health

Hecla's greatest resource is its people; their health and safety are the Company's and the Board's highest priority. Hecla's goal is to continually improve our health and safety performance, so that at the end of each shift Hecla's workers go home safely – every day. Hecla has continuously improved its safety performance over the years, implementing and conducting a safety management system based on the National Mining Association's CORESafety program. Hecla has developed and sustained a culture of continuous improvement in safety performance that has led to a decrease in its all-injury frequency rate ("AIFR") six years in a row. Company-wide, Hecla's AIFR dropped 70% from 2014 to 2019.

Corporate Responsibility and Sustainability

Hecla is committed to sustainable operations founded on proactive engagement with our employees and the communities in which we operate. Corporate responsibility and sustainability are integral to Hecla's business strategy, and we continually strive to reduce our environmental footprint. To ensure our sustainability efforts are consistent, measurable, and in accordance with recognizable industry standards, Hecla is benchmarking against the Sustainability Accounting Standards Board ("SASB"). The SASB is a not-for-profit, independent standards-setting organization that establishes and maintains industry-specific standards that assist companies in disclosing financially material and decision-useful sustainability information to investors. We have always focused on delivering strong financial results that respect communities and the environment, but now to improve accountability, we are reporting our performance against standards. In addition, we are doing our part to help achieve the United Nations Sustainable Development Goals, which align most closely with our business and social investments. Businesses have an important role to play and Hecla is doing its part to help achieve those goals by being responsible, safe, and innovative.

A Message from Your Board of Directors

Diversity

As at December 2019, Hecla employed nearly 1,647 employees world-wide. Women comprise 9.29% of Hecla's entire workforce. Creating greater gender diversity in a predominantly male industry is among the priorities of Hecla in the coming years. Management is working to increase the representation of women, local and indigenous people (where applicable) and other diverse people throughout Hecla's workforce. As Hecla adopts more technology and automation (e.g., in the form of driverless trucks and equipment) it will need to recruit a more digitally savvy workforce.

Risk and Strategic Oversight

We are responsible for company-wide risk management oversight. Taking reasonable and responsible risks is an inherent part of Hecla's business and is critical to our continued innovation, growth, and achievement of strategic objectives. The Board actively oversees and monitors the most significant risks that could impact Hecla's operations. The Company identifies, assesses, and assigns responsibility for managing risks through an enterprise risk assessment process, our internal control environment and other internal processes. The Board and management coordinate the risk oversight role in a manner that serves the long-term interests of the Company and its shareholders through established periodic reporting and open lines of communication.

Governance and Ethics

The Board, directly and through the Corporate Governance and Directors Nominating Committee ("Governance Committee"), seeks to maintain corporate governance practices that are aligned with our strategic, financial and operational goals. We do this by conducting processes at least annually to evaluate, optimize and update governance guidelines. Our Code of Conduct demonstrates our commitment to seeking and delivering best practices in ethics and integrity in every aspect of our business. Our Corporate Governance Guidelines also provide shareholders with the best-practice principles of our corporate governance program and board framework.

Board Composition and Refreshment

Shareholders continue to express a genuine and legitimate interest in finding effective ways to ensure that boards of directors are comprised of the right people, with the right skills and qualifications, to effectively represent their interests. The issue of Board composition and refreshment is a priority of our shareholders, and we agree that refreshing the Board with new perspectives and new ideas is critical to a forward-looking and strategic Board. At the same time, it is also important to benefit from the valuable experience and familiarity that longer-serving directors bring to the boardroom. The Board is also conscious of the benefits of diversity on the Board. Ensuring diverse perspectives, including a mix of skills, experience and backgrounds, is key to effectively representing the long-term interests of shareholders. Doing so is a top priority of the Board. In the last four years, three new directors have been appointed to our Board. As a result, the average tenure for our directors has been reduced, and our Board now includes a female director.

We remain committed to ensuring the Board is composed of a highly capable and diverse group of directors, well-equipped to oversee the success of the business and effectively represent the interests of our shareholders. As some of our Board members move closer to the mandatory retirement age, we will continue to seek qualified candidates who will further enhance our Board's diversity.

Your participation and your votes are important to the future of our Company. We encourage you to vote your shares in accordance with the Board's recommendations. Details of the items to be voted upon are provided throughout this Proxy Statement.

Ted Crumley
Chairman

Phillips S. Baker, Jr.
Chief Executive Officer, President and Director

Catherine J. Boggs
Director

George R. Nethercutt, Jr.
Director

Stephen F. Ralbovsky
Director

Terry V. Rogers
Director

Charles B. Stanley
Director

George R. Johnson
Director

PROXY STATEMENT
VIRTUAL ANNUAL MEETING OF SHAREHOLDERS
MAY 21, 2020

Table of Contents

PROPOSAL 1 – ELECTION OF CLASS I DIRECTORS | 33

COMPENSATION OF NON-MANAGEMENT DIRECTORS | 38

PROPOSAL 2 – RATIFICATION OF THE APPOINTMENT OF BDO USA, LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2020 | 41

PROPOSAL 3 – APPROVAL, ON AN ADVISORY BASIS, OF OUR EXECUTIVE COMPENSATION | 44

COMPENSATION DISCUSSION AND ANALYSIS | 46

FUTURE COMPENSATION ACTIONS | 69



NOTICE OF 2020 VIRTUAL ANNUAL MEETING OF SHAREHOLDERS

 **Date and Time**

Thursday, May 21, 2020, at 10:00 a.m., PDT

 **Virtual Annual Meeting**

Shareholders may only participate online by logging in at: www.virtualshareholdermeeting.com/HL2020

 **Who Can Vote**

The Board of Directors ("Board") has fixed the close of business on March 24, 2020, as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournment or postponement thereof ("Record Date"). A list of the shareholders of record entitled to vote at the Annual Meeting will be available for review by any shareholder, for any purpose related to the meeting, between 7:00 a.m. and 4:30 p.m. PDT at Hecla Mining Company, 6500 N. Mineral Dr., Suite 200, Coeur d'Alene, Idaho 83815, for ten days prior to the meeting and on the day of the meeting. The list will also be available to shareholders at www.virtualshareholdermeeting.com/HL2020 during the Annual Meeting.

Voting Deadline

Proxies voted by mail, telephone, or Internet must be received by 11:59 p.m., Eastern Daylight Time, on May 20, 2020.

Due to the ongoing public health impact of the Covid-19 outbreak and to support the health and well-being of our employees, service providers and shareholders, NOTICE IS HEREBY GIVEN that this year's Annual Meeting of Shareholders ("Annual Meeting") of Hecla Mining Company ("we," "our," "us," "Hecla," or the "Company") will be held on Thursday, May 21, 2020, at 10:00 a.m., Pacific Daylight Time ("PDT"), in virtual meeting format only. If you plan to participate in the virtual meeting, please see the instructions on page 11 of the Proxy Statement under *Instructions for the Virtual Annual Meeting*. Shareholders will be able to listen, vote, and submit questions from their home or from any remote location that has Internet connectivity. There will be no physical location for shareholders to attend. We expect to return to an in-person Annual Meeting in 2021.

Proposals	Board Vote Recommendation	Page Reference For More Information
Proposal 1 – Election of Class I Directors	✓ **FOR** each Director Nominee	33
Proposal 2 – Ratification of the Appointment of BDO USA, LLP as our Independent Registered Public Accounting Firm for 2020	✓ **FOR**	41
Proposal 3 – Approval, on an Advisory Basis, of our Executive Compensation	✓ **FOR**	44

Shareholders will also transact such other business as may be brought properly before the meeting and any and all adjournments or postponements thereof.

Please read these materials so that you will know which items of business we intend to cover during the meeting. Also, please either sign and return the accompanying proxy card in the postage-paid envelope or instruct us by telephone or online as to how you would like your shares voted. This will allow your shares to be voted as you instruct even if you cannot participate in the meeting. Instructions on how to vote your shares by telephone or online are on the proxy card enclosed with the Proxy Statement.

Please see *General Information About the Meeting*, starting on page 11 for important information about the proxy materials, voting, and our procedures for our virtual annual meeting, among other topics.

We are mailing our "Notice of Internet Availability of Proxy Materials" to shareholders on or about April 9, 2020, containing instructions on how to access our Proxy Statement and 2019 Annual Report ("Proxy Materials") online. We are also mailing a full set of our Proxy Materials to shareholders who previously requested paper copies of the materials. Our Proxy Materials can also be viewed on our website at www.hecla-mining.com under "Investors – Annual Meeting," or at www.proxyvote.com.

By Order of the Board of Directors

Michael B. White

Michael B. White
Corporate Secretary
April 9, 2020

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Virtual Annual Meeting to be held on May 21, 2020. This Proxy Statement and our 2019 Annual Report are available at www.hecla-mining.com

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. It does not contain all of the information you should consider. You should read the entire Proxy Statement carefully before voting. For more complete information regarding the Company's 2019 performance, please review our Annual Report on Form 10-K.

Performance Highlights



Reserves
- Increased overall proven and probable reserves at December 31, 2019, with reserves for silver, lead and zinc increasing by 11%, 5% and 8%, respectively, compared to their levels in 2018.
- The reserves for silver, lead and zinc represent the highest levels in our 129-year history.



Financial Flexibility
- Achieved net debt reduction at December 31, 2019, of approximately $136 million, or more than 23% from the peak net debt mid-year.
- Recorded 2019 sales of $673.3 million (the highest in the Company's history).
- Refinanced, in February 2020, our $6.875% Senior Notes due 2021.



Production
- Achieved 2019 silver production of 12.6 million ounces, up 22% and record gold production of 272,873 ounces, up 4% over 2018.



Safety
- Achieved in 2019, the lowest AIFR in Company history; 20% reduction from 2018 to 2019, and 70% reduction from 2014 to 2019.



Other
- Resolved, in January 2020, the labor strike at our Lucky Friday Mine.

Compensation Actions Taken in 2019

Below is a brief summary of actions taken by the Compensation Committee ("committee") in 2019. The compensation of our named executive officers for 2019 is more fully described in the *Compensation Discussion and Analysis* section of this Proxy Statement, starting on page 46 and in the compensation tables starting on page 75.

Amendments to Incentive Plans. In 2019, we revised our two primary incentive plans as follows:

Short-term Incentive Plan ("STIP")	In February 2019, we renamed the Annual Incentive Plan to "Short-term Incentive Plan". The changed name more accurately reflects the way the plan works, as the qualitative and discretionary factors are measured over a time period that extends beyond the calendar year. Our committee approves the STIP in February each year, and the metrics for the STIP run from January of that year to February of the following year. Furthermore, eligibility for payment under the plan requires employees be on the payroll roster at the time the bonus is paid. A change in the name of the plan helps reinforce to our employees that both eligibility under the plan and the goal measurement timeframe under the plan extend beyond the calendar year.
Long-term Incentive Plan ("LTIP")	For the 2019-2021 plan period, we reduced the number of factors from four to three with target LTIP unit values of $90 each and made Total Shareholder Return ("TSR") performance a 10% to 250% multiplier depending on relative share performance with a cap of target if absolute return is negative. This TSR multiplier is more fully described in the *Future Compensation Actions* section under 2019-2021 LTIP on page 71.

Changes in Chief Executive Officer ("CEO") Compensation. In June 2019, the committee reviewed the Company's peer and survey data on CEO compensation. As further described in the *Compensation Discussion and Analysis* section of this Proxy Statement, the committee did not adjust Mr. Baker's base salary, but reduced: (i) the number of long-term incentive units granted to Mr. Baker from 11,400 units to 10,000 units; (ii) the value of restricted stock units granted to Mr. Baker from $500,000 to $400,000; and (iii) the value of performance-based shares granted to Mr. Baker from $600,000 to $500,000, for a total reduction in compensation of approximately 13%, compared to 2018 and a 26% reduction compared to 2017.

Changes in Other Named Executive Officer ("NEO") Compensation. As further described in the *Compensation Discussion and Analysis* section of this Proxy Statement, in June 2019, the committee reviewed all other NEO compensation and determined to not adjust base salaries, but instead reduced the LTIP unit awards for Messrs. Radford and Hall, and reduced values of performance-based shares and restricted stock units for all the NEOs, as follows:

NEO	Prior Performance-based Shares[1] ($)	Current Performance-based Shares[2] ($)	Prior Restricted Stock Units ($)	Current Restricted Stock Units ($)	Prior LTIP Units (#)	Current LTIP Units (#)
Phillips S. Baker, Jr.	600,000	500,000	500,000	400,000	11,400	10,000
Lindsay A. Hall	165,000	150,000	300,000	225,000	5,000	4,000
Lauren M. Roberts[3]	0	150,000	0	225,000	0	4,000
Robert D. Brown	130,000	115,000	200,000	150,000	3,000	3,000
David C. Sienko	105,000	100,000	175,000	150,000	3,000	3,000
Lawrence P. Radford[4]	300,000	150,000	450,000	225,000	5,000	4,000
Dean W.A. McDonald[4]	130,000	125,000	250,000	200,000	3,600	3,600

[1] Based on 3-year TSR from January 1, 2018 through December 31, 2020.

[2] Based on a 3-year TSR from January 1, 2019 through December 31, 2021. See further disclosure on *Performance-based Shares* on page 63, and in the *Grants of Plan-Based Awards for 2019* table on page 77.

[3] Mr. Roberts was appointed Senior Vice President – Chief Operating Officer on August 5, 2019. The amounts listed were approved by the Committee on August 5, 2019.

[4] Messrs. Radford and McDonald retired from the Company in December 2019 and September 2019, respectively. All performance-based shares, restricted stock units, and outstanding LTIP awards were forfeited, thus they did not receive any value for these awards.

2017 - 2019 Performance-based Shares. In January 2020, the performance-based shares granted in June 2017 for the TSR performance period of January 1, 2017 through December 31, 2019 vested with a value of $0.

2019 STIP. In summary, 2019 was a year of two different halves. In the first half, metals prices were weak, and our investment in the Nevada operations did not generate the return that was expected, leading to a weakening share price. We imposed fiscal and operational discipline, in the form of reduced capital and exploration and general and administrative spending, principally in Nevada, in order to allow the cash flow to accumulate and improve our financial condition. The second half of the year had higher production, higher metals prices, better earnings, more cash flow and stronger share price performance. In January 2020, the labor strike at our Lucky Friday Mine was resolved, and in February 2020, our 6.875% Senior Notes due 2021 were refinanced. We also reported record silver, lead and zinc reserves with increases of 11%, 5% and 8%, respectively. Most importantly, we achieved these results with a 20% reduction in our AIFR.

For 2019, Company performance for STIP purposes was determined by the Committee to be 87% of target. This result was comprised of 34% for quantitative measures (listed below); 30% for qualitative factors; and 23% for discretionary.

2019 STIP Quantitative Measure Results	Target	Actual	Target Performance Value	Actual Performance Value
Production (Silver equivalent ounces)	48.0 mm ozs.	47.2 mm ozs.	20%	4%
Adjusted EBITDA Less Capital[1]	$60.0 mm	$49.6 mm	20%	10%
AIFR	1.93 (10% reduction from 2018 rate)	1.84 (20% reduction from 2018 rate)	10%	20%
Total Quantitative			**50%**	**34%**

The Committee exercised negative discretion and reduced the NEOs payouts to between 50% and 80% of target compared to the Company performance of 87%, except for Mr. Roberts who received 100%. See *NEO Year-end 2019 Performance* on page 58. All payouts of the STIP awards were paid in cash. The STIP is more fully described in the *Compensation Discussion and Analysis* section of this Proxy Statement, starting on page 56.

2017-2019 LTIP. The 2017-2019 LTIP had a maximum potential unit value of $375. The Committee assessed performance under the 2017-2019 LTIP as follows:

Performance Measure	Target	Actual Performance	% of Target	Value Earned Per Unit
Silver Reserve Growth	30.0 silver oz. added (millions)	89.1 silver oz. added (millions)	297%	$74.25
Production Growth	90.0 silver equivalent oz. (millions)	90.0 silver equivalent oz. (millions)	100%	$25.00
Cash Flow	$300.0 Cash Flow (millions)	$234.3 Cash Flow (millions)	66%	$ 0
Total Shareholder Return ("TSR")	50% Hecla ranking vs. peers	20.0% Hecla ranking vs. peers	40%	$ 0
Total Earned Per Unit				**$99.25**

As further described in the *Compensation Discussion and Analysis* section of this Proxy Statement, during this three-year period, performance in reserve growth and production growth exceeded target levels. Performance in cash flow generation and TSR were below the minimum threshold level. As a result, with a range in potential value per unit of $0 to $375, in February 2020, the Committee determined the total 2017-2019 LTIP payout was $99.25 per unit. The Committee further approved payout of the LTIP awards to be 100% in Hecla common stock issued under the 2010 Stock Incentive Plan in April 2020. The 2017-2019 LTIP is more fully described in the *Compensation Discussion and Analysis* section of this Proxy Statement, starting on page 60.

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[1]   The non-GAAP measurement of Adjusted EBITDA less capital is calculated as the GAAP measure of net income/loss plus/less the following items: interest expense, income tax benefit, depreciation, depletion and amortization expense, interest and other income/expense, acquisition costs, loss on investments, unrealized loss (gain) on derivatives contracts, provision for environmental matters, provisional price (gains) losses, foreign exchange losss (gain), stock-based compensation, suspension costs, loss (gain) on disposition of properties, plants, equipment and mineral interests, and capital expenditures at our operating mines. A reconciliation of EBITDA less capital to the most comparable GAAP measure of net loss for the year ended December 31, 2019, is included in Appendix A of this Proxy Statement.

CEO and Other NEO Pay

Phillips S. Baker, Jr., President and Chief Executive Officer



Mr. Baker works with, and is accountable to the Board in designing and executing the Company's strategic plan. He bears chief responsibility for ensuring the Company achieves its short- and long-term operational and strategic objectives. Mr. Baker's 2019 STIP was attributable to 100% corporate objectives. The Company had a downward first half in 2019; however, Mr. Baker was instrumental in executing an upward second half in 2019.

2019 Achievements

- Achieved record ounces of silver, lead and zinc
- Resolved the Lucky Friday Mine labor strike
- Refinanced the 6.875% Senior Notes
- Achieved a 20% reduction in AIFR

Compensation

	Base Salary[1]	Short-term Incentive[2]	Long-term Incentive[3]	Restricted Stock Units[4]	Performance-Based Shares[5]	Year-over-Year Change	Total Direct Compensation[6]
2019	$635,000	$444,500	$1,131,450	$399,999	—	▼22.0%	$2,610,949
2018	$635,000	$317,500	$1,527,125	$499,999	$370,860	▼14.9%	$3,350,484
2017	$618,750	$476,250	$1,997,375	$500,001	$342,801	▼6.4%	$3,935,177

2019 Pay Mix

Base Salary	Annual Incentive	Long-term Incentive	Restricted Stock Units	Performance-based Shares
19.2%	**19.2%**	**34.4%**	**12.1%**	**15.1%**

19.2% Cash
53.6% Cash or Equity
27.2% Equity
80.8% At-Risk

Share Ownership – Mr. Baker exceeds the equity ownership requirement

Level Required	Share/Equity Holdings	Average Share Price for calendar year 2019	Total Value	Multiple
6 x Base Salary (=$3,810,000)	4,657,744	$2.1421	$9,977,353	15.7

Lindsay A. Hall, Senior Vice President and Chief Financial Officer



Mr. Hall has over 40 years' experience in finance in the mining and energy industries. He manages the Company's financial reporting, internal control, treasury, and information technology. He is also responsible for monitoring and maintaining the Company's financial strength, ensuring adequate liquidity, achieving return on investment targets, and overall risk management. Mr. Hall's 2019 compensation was based in part on specific objectives and his STIP in 2019 was based in part on his contribution towards the refinancing of the 6.875% Senior Notes.

2019 Achievements

- Refinanced the 6.875% Senior Notes
- Renegotiated the Company's revolving line of credit
- Pursued and successfully implemented a new budget model to enhance future growth
- Determined purchase price accounting related to the Klondex acquisition
- Facilitated the $30 million debt for equity swap with Ressources Québec

Compensation

	Base Salary[1]	Short-term Incentive[2]	Long-term Incentive[3]	Restricted Stock Units[4]	Performance-Based Shares[5]	Year-over-Year Change	Total Direct Compensation[6]
2019	$380,000	$228,000	$496,250	$225,000	—	▼12.3%	$1,329,250
2018	$380,000	$190,000	$543,817	$300,000	$101,987	▲1.3%	$1,515,804
2017	$380,000	$285,000	$416,926	$344,988	$68,560	NA*	$1,495,484

*   Mr. Hall joined the Company in July 2016.

2019 Pay Mix

Base Salary	Annual Incentive	Long-term Incentive	Restricted Stock Units	Performance-based Shares
24.8%	24.8%	26.0%	14.7%	9.7%

50.8% Cash or Equity

24.4% Equity

24.8% Cash   **75.2%** At-Risk

Share Ownership – Mr. Hall exceeds the equity ownership requirement

Level Required	Share/Equity Holdings	Average Share Price for calendar year 2019	Total Value	Multiple
2x Base Salary (=$760,000)	629,579	$2.1421	1,348,621	3.5

Lauren M. Roberts, Senior Vice President and Chief Operating Officer

 Mr. Roberts has over 30 years' experience in the mining industry. He contributes to the establishment of the Company's operational, financial, and sustainability objectives. Mr. Robert's STIP in 2019 was prorated from the time of his hire, August 5, 2019, and was based in part on performance against the corporate metrics and his 2019 achievements.

2019 Achievements

- Delivered strong safety performance across the Company
- Instrumental in advancing technological improvements at our mining operations
- Oversaw improved equipment availability at our Greens Creek Mine
- Led the process of operating the Lucky Friday Mine with salaried employees and replacement workers

Compensation

	Base Salary[1]	Short-term Incentive[2]	Long-term Incentive[3]	Restricted Stock Units[4]	Performance-Based Shares[5]	Year-over-Year Change	Total Direct Compensation[6]
2019	**$380,000**	**$159,600**	**$55,183**	**$225,000**	—	NA*	**$819,783**

*   Mr. Roberts joined the Company in August 2019.

2019 Pay Mix

Base Salary	Annual Incentive	Long-term Incentive	Restricted Stock Units	Performance-based Shares
24.8%	**24.8%**	**26.0%**	**14.7%**	**9.7%**

24.8% Cash — **50.8%** Cash or Equity — **24.4%** Equity

75.2% At-Risk

Share Ownership – Mr. Roberts has until August 2024 to satisfy his equity ownership requirement

Level Required	Share/Equity Holdings	Average Share Price for calendar year 2019	Total Value	Multiple
2x Base Salary (=$760,000)	159,506	$2.1421	341,678	.90

Robert D. Brown, Vice President – Corporate Development



Mr. Brown has over 25 years' experience in the mining industry. As Heda's Vice President of Corporate Development, he is primarily responsible for the business matters of the Company with respect to mergers, acquisitions, divestitures, strategic transactions and other business matters. Mr. Brown's compensation was based in part on specific objectives, and his STIP in 2019 was based in part on his contribution to the Company through these matters.

2019 Achievements

- Negotiated third party toll milling agreements
- Facilitated the acquisition of the Dieppe property (a group of claims adjacent to our Casa Berardi Mine)
- Instrumental in divestitures in our equity investment portfolio
- Facilitated the sale of interests in a junior exploration company for $2 million
- Worked with the exploration group to develop geological criteria and project ranking in key strategic areas in Nevada and Abitibi

Compensation

	Base Salary[1]	Short-term Incentive[2]	Long-term Incentive[3]	Restricted Stock Units[4]	Performance-Based Shares[5]	Year-over-Year Change	Total Direct Compensation[6]
2019	$264,000	$92,400	$297,750	$150,000	—	▼23.3%	$804,150
2018	$264,000	$118,800	$385,800	$199,999	$80,534	▼0.2%	$1,048,953
2017	$264,000	$171,600	$287,412	$299,998	$28,567	▲29.6%	$1,051,577

2019 Pay Mix

Base Salary	Annual Incentive	Long-term Incentive	Restricted Stock Units	Performance-based Shares
26.1%	18.2%	29.6%	14.8%	11.3%

26.1% Cash — 47.8% Cash or Equity — 26.1% Equity

73.9% At-Risk

Share Ownership – Mr. Brown exceeds the equity ownership requirement

Level Required	Share/Equity Holdings	Average Share Price for calendar year 2019	Total Value	Multiple
2x Base Salary (=$528,000)	371,812	$2.1421	$796,458	3.0



David C. Sienko, Vice President – General Counsel

Mr. Sienko has over 25 years' experience in practicing law. As Hecla's General Counsel, he is primarily responsible for all legal and compliance matters faced by the Company, including with respect to securities, mergers, acquisitions and divestitures and other strategic transactions, corporate governance, disclosure and litigation matters. Mr. Sienko's 2019 compensation was based in part on specific objectives and his STIP in 2019 was based in part on his contribution in leading the Company through legal and regulatory matters.

2019 Achievements

- Led the Company's efforts in successfully resolving multiple litigation and regulatory matters including a Montana supreme court appeal related to the Montanore Project
- Successfully renewed the Company's at-the-market equity offering program which was instrumental in supporting the Company's liquidity in 2019 and into 2020
- Supported the Board and managed or supported the Company's corporate governance, regulatory compliance and disclosure programs
- Supported multiple business units across a wide array of commercial agreements, including amendments to the Company's revolving credit agreement
- Managed the $30 million debt for equity swap with Ressources Quebec, helping to decrease the Company's debt

Compensation

	Base Salary[1]	Short-term Incentive[2]	Long-term Incentive[3]	Restricted Stock Units[4]	Performance-Based Shares[5]	Year-over-Year Change	Total Direct Compensation[6]
2019	$250,000	$140,000	$297,750	$150,000	—	▼18.3%	$837,750
2018	$250,000	$150,000	$385,800	$175,000	$64,901	▲1.9%	$1,025,701
2017	$250,000	$175,000	$399,475	$153,999	$28,567	▼22.6%	$1,007,041

2019 Pay Mix

Base Salary	Annual Incentive	Long-term Incentive	Restricted Stock Units	Performance-based Shares
25.6%	17.9%	30.8%	15.4%	10.3%

25.6% Cash | 48.7% Cash or Equity | 25.7% Equity

74.4% At-Risk

Share Ownership – Mr. Sienko exceeds the equity ownership requirement

Level Required	Share/Equity Holdings	Average Share Price for calendar year 2019	Total Value	Multiple
2x Base Salary (=$500,000)	676,364	$2.1421	$1,448,839	5.8

[1]   See *Base Salary* on page 55 for further information.
[2]   See *Short-term Incentive Plan* on page 56 for further information.
[3]   See *Long-term Incentive Plan* on page 60 for further information.
[4]   See *Restricted Stock Units* on page 63 for further information.
[5]   See *Grants of Plan-Based Awards for 2019* (footnote 1) on page 77 for further information.
[6]   Change in pension value and all other compensation are not included in this table. See *Summary Compensation Table for 2019* on page 75 for further information.

Corporate Governance Highlights

We are committed to corporate governance standards and executive compensation practices that create long-term value for our shareholders and positive influences on the governance of the Company, which includes the following highlights:

Executive Compensation

Stock Ownership Guidelines	We have stock ownership guidelines for our executive officers and our directors.
Annual Say-on-Pay Vote	Our shareholders have the opportunity annually to cast an advisory vote on our executive compensation.
At-Risk, Performance-Based Compensation	80.8% of the CEO's and 74.8% of the other NEO's pay is at-risk. Over 68.7% of total compensation for the CEO is performance-based and 60% of total compensation for the other NEOs is performance-based.
Stock Awards	We grant restricted stock units to retain our senior executives and align their interests with the long-term interests of our shareholders. The restricted stock units vest annually in equal amounts over a three-year period. Our 2010 Stock Incentive Plan provides for a double-trigger on equity awards.
Performance-based Shares	We grant performance-based shares that have value based on how our TSR ranks within our selected peer group and have no value if the share performance does not exceed the 50th percentile in the peer group.
Change in Control Agreements	Our change in control agreements are double-trigger and contain no excise tax gross-up provision.
Insider Trading Policy	Our Insider Trading Policy prohibits all directors, executive officers and certain other employees from purchasing or selling any Company securities three weeks before through two days after the public release of any of our periodic results, or at any other time during the year while in possession of material non-public information about the Company.
Anti-hedging and Anti-pledging policies	Our Insider Trading Policy provides that directors and officers are prohibited from hedging or pledging any securities of the Company.
Clawback Policy	Each of the Company's incentive plans (Short-term Incentive Plan, Long-term Incentive Plan, Key Employee Deferred Compensation Plan, and 2010 Stock Incentive Plan) have clawback provisions.

Shareholder Rights

Director Resignation Policy	Directors who receive more "Against" votes than "For" votes must tender their resignation to the Board for consideration.
No Poison Pill	We do not have a shareholder rights plan (commonly referred to as a "poison pill").
Majority Voting for Director Elections	Directors are elected by a majority of votes cast, which increases Board accountability to shareholders.

Board Structure

Governance Policies	Our Corporate Governance Guidelines provide shareholders with information regarding the best practice principles of our corporate governance program and Board framework.
Board Refreshment and Tenure	We added two new directors in 2016, and one new director in 2017, thereby reducing the average tenure of the Board.
Independence	Seven of eight directors are independent, including all Audit, Compensation, and Governance Committee members.
Independent Chairman of the Board	The positions of CEO and Chairman of the Board are held by separate persons.
Regular Executive Sessions of Independent Directors	Executive sessions of non-management directors are included on the agenda for every regularly scheduled Board meeting.

Committee Governance	With the exception of our Executive Committee, our Board committees have written charters that clearly establish their respective roles and responsibilities and are comprised exclusively of independent directors. Committee composition and charters are reviewed annually by our Board. The charters for our Audit and Compensation Committees were recently amended in February 2020.
Director Retirement	Directors will not be nominated for re-election after their 75th birthday.
Annual Performance Evaluations	The Governance Committee oversees an annual performance evaluation of our Board, while the committees perform their own self-evaluations on an annual basis and discuss the evaluations with the Board.
Access to Management and Experts	Our Board and committees have complete access to all levels of management and can engage advisors at our expense, giving them access to employees with direct responsibility for managing our Company and experts to help them fulfill their oversight responsibilities on behalf of our shareholders.
Succession Planning	The Compensation Committee and our full Board reviews potential CEO and other senior executive successors annually to develop our future leaders and ensure we can sustain business continuity, if any of these key employees were to leave our Company.

Class I Director Nominees to Serve Until the 2023 Annual Meeting

Our Board is currently composed of eight members divided into three classes, with each class serving a term of three years. The following table summarizes important information about each director nominee standing for re-election to the Board for a three-year term expiring in 2023. See page 34 for more information on the director nominees.

Class I Director Nominees	Experience and Qualifications	
Phillips S. Baker, Jr. (age 60) Director since 2001 President and Chief Executive Officer of Hecla Mining Company Committees served on: Executive	▪ Board service on public companies ▪ CEO and company administration ▪ Corporate Governance ▪ Finance ▪ Industry experience ▪ International business	▪ Senior leadership ▪ Legal and compliance ▪ Reputation in the industry ▪ Risk management ▪ Strategic planning, business development, and business operations
George R. Johnson (age 71) Director since 2016 Former Senior Vice President of Operations with B2Gold Corporation Committees served on: Audit Health, Safety, Environmental and Technical	▪ Board service on public companies ▪ CEO and company Administration ▪ Corporate Governance ▪ Finance ▪ Geology, Mining and Engineering ▪ Industry experience ▪ International business	▪ Senior leadership ▪ Legal and compliance ▪ Reputation in the industry ▪ Risk management ▪ Strategic planning, business development, and business operations

Shareholder Engagement

We view our relationship with our shareholders as a critical part of our corporate governance profile. Among other things, proactive engagement with our shareholders helps us to understand expectations for our performance, maintain transparency, and shape corporate governance and compensation policies. In October 2019, we contacted 30 of our top shareholders, representing approximately 44% of our aggregate outstanding shares of common stock, and engaged with all who responded to our invitation to discuss executive compensation and corporate governance matters. This led to focused discussions between senior executives (excluding our CEO) and, in some cases, directors, and the shareholders who accepted our invitation, which gave us valuable feedback on key issues and specific elements of our programs. Shareholder feedback is reported to and discussed with our Board and relevant committees. In 2019, we increased our focus and efforts on incorporating environmental, social and governance ("ESG") factors into our long-term business strategy and incentive compensation programs and communicated our ESG practices and performance with investors and other stakeholders.

Also, in 2019, we conducted meetings and conference calls with investors and analysts, participated in invitation-only investment conferences, and held the 2019 Annual Shareholders' Meeting. In 2019, management conducted 35 presentations, held 225 one-on-one and group meetings with investors, and hosted four conference calls with investors and analysts allowing for questions and answers with management. In addition, the Company responded to questions from investors and analysts by telephone and email throughout the year.

We believe this combined approach has resulted in constructive feedback and input from shareholders and we intend to continue these efforts. See *Shareholder Outreach in 2019* on page 19 for further discussion of our shareholder outreach.

GENERAL INFORMATION ABOUT THE MEETING

Notice and Access

This year we are furnishing our Proxy Materials to our shareholders primarily via "Notice and Access" delivery pursuant to Securities and Exchange Commission ("SEC") rules. On April 9, 2020, we mailed to our shareholders (other than those who previously requested a printed set) a "Notice Regarding the Availability of Proxy Materials" (the "Notice") containing instructions on how to access the Proxy Materials via the Internet. Utilizing this method of proxy delivery expedites receipt of Proxy Materials by our shareholders, reduces the cost of producing and mailing the full set of Proxy Materials and helps us contribute to sustainable practices.

If you receive a Notice by mail, you will not receive a printed copy of the Proxy Materials in the mail. Instead, the Notice instructs you on how to access the Proxy Materials and vote over the Internet. If you received a Notice by mail and would like to receive paper copies of our proxy Materials in the mail, you may follow the instructions in the Notice for making this request. The Notice also contains instructions on how you may request to receive an electronic copy of our Proxy Materials by email.

Our Proxy Materials can be viewed online on our website at www.hecla-mining.com by selecting "Investors" and then "Annual Meeting", or under our profile on the SEC EDGAR website at www.sec.gov/edgar.shtml.

Record Date, Shares Outstanding and Quorum

If you were a holder of Hecla common stock either as a "*shareholder of record*" or as the "*beneficial owner*" of shares held in street name as of the Record Date, you may vote your shares at the Annual Meeting by following the instructions on page 14 under *Methods of Voting*. As of the Record Date, 523,247,297 shares of common stock were outstanding and entitled to vote at the Annual Meeting. Shares of our common stock that are held by us in our treasury are not counted as shares outstanding and will not be voted. Each shareholder has one vote for each share of common stock held as of the Record Date.

A quorum must be present in order for business to be conducted at the Annual Meeting. A quorum consists of the presence at the Annual Meeting, in person or represented by proxy, of a majority of the outstanding shares of our common stock as of the Record Date. Shares represented by proxies marked "Abstain" and "broker non-votes" are counted in determining whether a quorum is present for the transaction of business at the Annual Meeting.

Instructions for the Virtual Annual Meeting

For health and safety reasons due to the Covid-19 outbreak, this year our Annual Meeting will be a completely virtual meeting. There will be no physical meeting location. The meeting will only be conducted via live webcast. We expect to return to an in-person Annual Meeting in 2021.

To participate in the virtual meeting, visit www.virtualshareholdermeeting.com/HL2020 and enter the 16-digit control number included on your Notice of the Proxy Materials, on your proxy card, or on the instructions that accompanied your Proxy Materials. You may log into the meeting platform beginning at 9:45 a.m. PDT on May 21, 2020. The meeting will begin promptly at 10:00 a.m. PDT on May 21, 2020.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

If you wish to submit a question, you may do so in two ways. If you want to ask a question before the meeting, then beginning at 8:30 a.m. PDT on May 19, 2020 and until 11:59 p.m. PDT on May 20, 2020, you may log into www.proxyvote.com and enter your 16-digit control number. Once past the login screen, click on "Question for Management," type in your question, and click "Submit." Alternatively, if you want to submit your question during the meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/HL2020, type your question into the "Ask a Question" field, and click "Submit."

Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. Questions regarding personal matters, including those related to other matters that are not pertinent to the meeting may not be answered. Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints can be sent to our Company email address at hmc-info@hecla-mining.com. We will answer your questions as soon as practical after the meeting.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page.

Broker Non-Votes

A "broker non-vote" occurs when a broker or other nominee who holds shares in street name for a client returns a proxy but provides no instruction as to how shares should be voted on a particular "non-routine" matter. The Dodd-Frank Act and stock exchange rules prevent brokers from casting votes on "non-routine" matters.

Votes Required for the Proposals

Under New York Stock Exchange ("NYSE") rules, if your shares are held in street name and you do not indicate how you wish to vote, your broker is only permitted to exercise its discretion to vote your shares on certain "routine" matters. Proposal 2 (Ratification of Appointment of BDO USA, LLP) is a "routine" matter. Proposal 1 (Election of Directors) and Proposal 3 (Approval of our Named Executive Officer Compensation) are "non-routine" matters. Accordingly, if you do not direct your broker how to vote for Proposals 1 or 3, your broker is not permitted to exercise discretion and is not permitted to vote your shares on such matters. This is called a "broker non-vote."

Proposal 1 – Election of Class I Directors. Pursuant to our Bylaws, each director will be elected by the affirmative vote of a majority of votes cast at the Annual Meeting, whether in person or by proxy. Under a majority of votes cast standard, the shares voted "for" a nominee must exceed the number voted "against" that nominee. Shareholders may vote "for," "against" or "abstain" with respect to this proposal. Abstentions and broker non-votes are not counted as votes cast, and thus will have no effect on the outcome of the vote. A properly executed proxy card marked "AGAINST" with respect to the election of directors will have an effect on the outcome of the vote. If the votes cast "against" an incumbent director exceed the number of votes cast "for" the director, the director will not be elected, will remain on the board as a holdover director and must stand for election at the next annual meeting of shareholders, absent his or her earlier resignation or removal. See *Majority Voting for Directors and Director Resignation Policy* on page 29 for a description of our director resignation policy.

You may vote "FOR," "AGAINST," or "ABSTAIN" on the nominees for election as directors.

Proposal 2 – Ratification of the Appointment of BDO USA, LLP as our Independent Registered Public Accounting Firm for 2020. Under the Sarbanes-Oxley Act of 2002, the Audit Committee has the sole authority to appoint the independent registered public accounting firm for the Company. However, the Board feels that it is important for the shareholders to approve the selection of BDO USA, LLP. This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting, whether in person or by proxy. Abstentions and broker non-votes are not counted as votes cast, and thus will have no effect on the outcome of the vote. Votes marked "against" will have an effect on the outcome of the vote. The appointment of our independent registered public accounting firm for calendar year 2020 is considered a "routine" matter and brokers that are not directed how to vote are permitted to vote shares held in street name for their customers on this proposal.

You may vote "FOR," "AGAINST," or "ABSTAIN" on the proposal to ratify the appointment of BDO USA, LLP as our independent registered public accounting firm for 2020.

Proposal 3 – Approval, on an Advisory Basis, of our Executive Compensation. For more information on approval of our executive compensation see "*Proposal 3 – Approval, on an Advisory Basis, of our Executive Compensation*" beginning on page 44. The advisory vote on executive compensation will require the affirmative vote of a majority of votes cast at the Annual Meeting, whether in person or by proxy. Under a majority of votes cast standard, the shares voted "for" Proposal 3 must exceed the number voted "against" Proposal 3 for the proposal to be approved. Abstentions and broker non-votes are not counted as votes cast for this purpose and will have no effect on the outcome of the vote. Votes marked "against" will have an effect on the outcome of the vote. Even though your vote is advisory and therefore will not be binding on the Company, the Board's Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

You may vote "FOR," "AGAINST," or "ABSTAIN" on the proposal to approve the compensation of our NEOs.

Discretionary voting by proxies on other matters. Aside from the: (i) election of two directors; (ii) ratification of the appointment of BDO USA, LLP; and (iii) approval of executive compensation, we do not know of any other proposal that may be presented at the Annual Meeting. However, if any other business is properly presented at the Annual Meeting, your proxy gives authority to Phillips S. Baker, Jr. and Michael B. White to vote on such matters at their discretion. No other proposals have been timely submitted in accordance with our Bylaws, and we are not aware of any matters other than those described in this Proxy Statement that will be acted upon at the Annual Meeting.

Proxies

A "proxy" is your legal appointment in a written document of another person to vote the shares that you own in accordance with your instructions. The persons you appoint to vote your shares are also called proxies. We have designated Phillips S. Baker, Jr., our President and CEO, and Michael B. White, our Corporate Secretary, as proxies for the Annual Meeting. When you sign the proxy card, you appoint Phillips S. Baker, Jr. and Michael B. White as your representatives at the Annual Meeting. As your representatives, they will vote your shares at the Annual Meeting (including any adjournment or postponement) as you have instructed them on your proxy card.

Proxies Submitted but not Voted

If you properly sign and return your proxy card or complete your proxy via the telephone or Internet, your shares will be voted as you direct. If you sign and return your proxy but do not specify how you want your shares voted they will be voted FOR (i) the election of all nominees for Director as set forth under *Election of Class I Directors*; (ii) ratification of the appointment of the independent registered public accountants; and (iii) approval, on an advisory basis, of our executive compensation.

Methods of Voting

If your shares are held in your name, you have the right to vote your shares at the virtual Annual Meeting by following the instructions listed below. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name. Since a beneficial owner is not the shareholder of record, you may not vote your shares at the virtual Annual Meeting unless you obtain a "legal proxy" from your broker or nominee that holds your shares, giving you the right to vote the shares at the virtual Annual Meeting.

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may vote without participating in the Annual Meeting. You may vote by granting a proxy or, for shares held beneficially in street name, by submitting voting instructions to your broker or nominee. In most cases, you will be able to do this by using the Internet, by telephone, or by mail if you received a printed set of the Proxy Materials.

To vote by mail:

- Mark, sign and date your proxy card; and
- Return your proxy card in the enclosed postage-paid envelope.

To vote by proxy over the Internet:

- Have your proxy card or Notice available;
- Log on to the Internet and visit the website noted on your proxy card or Notice (www.proxyvote.com);
- Follow the instructions provided; and
- Do not mail your proxy card.

To vote by proxy by telephone:

- Have your proxy card available;
- Call the toll-free number listed on your proxy card (1-800-690-6903);
- Follow the recorded instructions; and
- Do not mail your proxy card.

To vote during the Annual Meeting:

- Shares may be voted at the meeting by completing a ballot online during the meeting at www.virtualshareholdermeeting.com/HL2020.

To vote your 401(k) Plan shares:

If you participate in the Hecla Mining Company Capital Accumulation Plan ("401(k) Plan") and hold shares of our common stock in your 401(k) Plan account as of the Record Date, you will receive a request for voting instructions from the plan trustee ("Vanguard") with respect to your 401(k) Plan shares. You are entitled to direct Vanguard how to vote your 401(k) Plan shares. If you do not provide voting instructions to Vanguard by 11:59 p.m., Eastern Daylight Time, on May 18, 2020, the Hecla shares in your 401(k) Plan account will be voted by Vanguard in the same proportion as the shares held by Vanguard for which voting instructions have been received from other participants in the 401(k) Plan.

Revoking a Proxy

If you are a shareholder of record, you may revoke your proxy and change your vote at any time before your proxy is voted at the Annual Meeting, in any of the following ways:

- By sending a written notice of revocation to our Corporate Secretary, if such notice is received prior to the vote at the Annual Meeting, at our principal executive offices:


Hecla Mining Company
Attn: Corporate Secretary
6500 N. Mineral Drive, Suite 200
Coeur d'Alene, ID 83815-9408


- By submitting a later-dated proxy to our Corporate Secretary prior to the vote at the Annual Meeting; or
- Voting online during the meeting if you are a "*shareholder of record*" or a "*beneficial owner*."

If you hold your shares in street name, you should contact your broker for information on how to revoke your voting instructions and provide new voting instructions.

If you hold your shares in the 401(k) Plan, you may revoke your previously provided voting instructions by filing with Vanguard either a written notice of revocation or a properly executed proxy bearing a later date prior to the deadline for voting your 401(k) Plan shares. If you hold your Hecla shares outside of the 401(k) Plan, you may vote those shares separately.

Costs of Solicitation

We will bear all costs and expenses relating to the solicitation of proxies, including the costs of preparing, assembling, printing, mailing and distributing these Proxy Materials. We have hired Broadridge to assist us in mailing these Proxy Materials. Additionally, we have retained Morrow Sodali LLC, 470 West Ave., Stamford, Connecticut to assist in the solicitation of votes for an estimated fee of $9,000, plus reimbursement of certain out-of-pocket expenses. Solicitations may be made personally or by mail, facsimile, telephone, or via the Internet. However, if you choose to access the Proxy Materials over the Internet, you are responsible for any Internet access charges you may incur. Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for forwarding solicitation materials to the beneficial owners of the shares of common stock held by such persons, and we will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with such activities.

Results of the Annual Meeting

Preliminary voting results will be announced at the Annual Meeting. We will publish final results in a Current Report on Form 8-K that we expect to file with the SEC within four business days of the Annual Meeting. After the Form 8-K is filed, you may obtain a copy by visiting the SEC's website at www.sec.gov, visiting our website at www.hecla-mining.com under "Investors," and then selecting "Financial Reports & Filings," or contacting our Investor Relations Department by writing to Investor Relations Department, Hecla Mining Company, 6500 N. Mineral Dr., Suite 200, Coeur d'Alene, ID 83815-9408 or by sending an email to hmc-info@hecla-mining.com.

Householding of Proxy Materials

Many brokerage firms, financial institutions and transfer agents have instituted "householding" procedures for beneficial owners and shareholders of record. Householding is when a single copy of our Proxy Materials is sent to a household in which two or more shareholders reside if they appear to be members of the same family. This practice is designed to reduce duplicate mailings and save significant printing and postage costs, as well as natural resources.

If you are a beneficial owner, you may have received householding information from your broker, financial institution or other nominee shareholder in the past. Please contact the shareholder of record directly if you have questions, require additional copies of our Proxy Materials, or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the shareholder of record if you wish to institute householding. These options are available to you at any time.

Shareholders of record who share an address and would like to receive a separate copy of our Proxy Materials for future annual meetings, or have questions regarding the householding process, may contact our transfer agent, American Stock Transfer & Trust Company, either by written request or by telephone at the address and telephone number listed below. By contacting American Stock Transfer & Trust Company, shareholders of record sharing an address can also request delivery of multiple copies of our Proxy Materials in the future.

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Telephone: 1-800-937-5449

Electronic Delivery of Proxy Materials, Annual Reports, News Releases and Documents Filed with the Securities and Exchange Commission

We want to communicate with you in the way that is most convenient for you. Our Proxy Materials are available on our website at www.hecla-mining.com. Instead of receiving paper copies of next year's Proxy Materials by mail, you can elect to receive an email message that will provide a link to those documents online. By opting to access your Proxy Materials online, you will

- Gain faster access to your Proxy Materials;
- Save us the cost of producing and mailing documents to you; and
- Help preserve environmental resources.

If you are a shareholder of record, you may request and consent to electronic delivery of future Proxy Materials by following the instructions on your proxy card or by visiting our website at www.hecla-mining.com under "Investors," and then selecting "Electronic Proxy Request." If your shares are held in street name, please contact your broker and ask about the availability of electronic delivery. If you select electronic delivery, we will discontinue mailing the Proxy Materials to you beginning next year and you will be sent an email message notifying you of the Internet address or addresses where you may access the Proxy Materials. Your consent to electronic delivery will remain in effect until you revoke it. If you selected electronic delivery last year, we will not mail the Proxy Materials to you this year and you will receive an email message with the Internet address where you may access the Proxy Materials for the current year.

Shareholders may also elect to receive notice of our filings with the SEC, annual reports and news releases by email. You may sign up for this service by visiting our website at www.hecla-mining.com under "Investors" and selecting "Receive Email Alerts."

Annual Report

Our Annual Report to Shareholders, consisting of our Form 10-K for the year ended December 31, 2019, and other information, is being made available to shareholders with this Proxy Statement. Shareholders may obtain a copy of our Annual Report for the calendar year ended December 31, 2019, without cost, by written or oral request to:

Hecla Mining Company
Attention: Investor Relations
6500 N. Mineral Drive, Suite 200
Coeur d'Alene, Idaho 83815-9408
Telephone: 208-769-4100

You can also access our SEC filings, including our Annual Reports on Form 10-K, and all amendments thereto, on the SEC website at www.sec.gov/edgar.shtml or on our website at www.hecla-mining.com under "Investors," and then selecting "Financial Reports & Filings."

CORPORATE RESPONSIBILITY

Hecla's Commitment to Corporate Responsibility

Our Approach to Responsible Mining

Responsible mining means producing minerals essential for our modern world and at the same time protecting the people, the environment, and the communities in which we operate. In 2019, we continued to update and strengthen our ESG reporting and metrics, including benchmarking against the SASB metals and mining protocol. Beyond the corporate responsibility highlights below, we invite you to explore the wide range of ESG reporting and data available on our website and to view our SASB-compliant 2018 Sustainability Report, which includes the SASB tables.

Elsewhere in this Proxy Statement we discuss corporate governance extensively, so in this section we primarily focus on our efforts on environmental and social issues. Our 2019 Sustainability Report will be available on our website in June 2020.

Environmental Highlights



- In 2019, we nearly doubled the hours of environmental training for site employees and reduced the number of significant spills by 50%.
- Refreshed our corporate environmental policy to refocus on minimizing our long-term environmental impacts while meeting the needs of the present, all without compromising the ability of future generations to meet their own needs.



- Our Lucky Friday Mine received the State of Idaho's Pollution Prevention award for its environmental stewardship practices.



- Our Lucky Friday Mine implemented a water recycling program that reduced the average freshwater use in process by 95%.
- More than 90% of the water is recycled at our Casa Berardi Mine in Quebec.



- Exceeded performance targets for energy consumption and greenhouse gas (GHG) emissions at our Casa Berardi Mine in Québec. We installed timers on the mine ventilation systems and reduced electricity consumption for underground ventilation by 23%. In addition, we reduced propane consumption for heating ventilation underground by 7%.



- Accomplished our goal of achieving or exceeding a Level A rating for elements of the Mining Association of Canada's Towards Sustainable Mining (TSM) program which includes energy and GHG emissions management, safety and health, indigenous and community relationships and crisis management and communications planning.
- We are on track to reach a TSM level A rating for tailings management and biodiversity conservation management in the first half of 2020.



- Completed final reclamation in accordance with agency standards on 97% of the 303-acre Troy tailings storage facility in Montana and have planted more than 200,000 locally grown trees and shrubs.
- In 2019, placed more than 1,764,000 tons of waste rock material in backfilling the Middle Vein open pit at our San Sebastian Mine in Mexico. Approximately 2.4 million tons of material have been backfilled to date. Once reclamation of the pits is completed, the area will be returned to productive agricultural land use.
- More than 30% of the tailings produced at our mines was returned underground as structural fill thereby reducing surface storage requirements.

Safety Highlights



- Reduced our 2019 All-Injury Frequency Rate (AIFR) by 20% to the lowest level in the Company's history of 1.61— 33% below the national average.



- Our Lucky Friday Mine earned the 2018 Sentinels of Safety Award, the industry's most prestigious safety award.



- Our top priority is the health and safety of our employees and contractors. In 2019, we conducted more than 58,000 hours of health and safety training, conducted over 14,000 safety observations and employee interactions and corrected in advance of a possible incident over 7,000 site conditions.
- Continued our Take 5 Safety Focus continuous improvement initiative which improves job site awareness and decreases exposures to high and critical risks at each site. We had zero fatalities and our AIFR was 70% lower than it was in 2014.
- Continued Courageous Safety leadership training for the supervisory and hourly workforce at each site.

Community Highlights



- Created value in the communities in which we operate through direct and indirect employment, wages and benefits, purchase of goods and services, and payment of license fees and taxes. 80% of our workers are local to our operations.



- Since 2011, donated more than $1 million toward supporting sustainable career development programs for the University of Alaska Southeast Mine Training Center and Pathways to Mining Careers program in Alaska.
- Since 2009, we have donated more than $1.7 million to the UQAT Foundation which provides annual scholarships to students in support of work-life balance, returning to school, perseverance and success-training programs.
- Each year, Hecla Québec welcomes two cohorts of students from the Mineral Extraction program at the James Bay Vocational Training Center who perform the practical part of their training at the Casa Berardi Mine. In 2019, we hired twelve graduates of the 20th cohort.



- Hecla Charitable Foundation pillars include youth, education, health and community. We provided more than $353,000 to local causes in 2019 and have contributed more than $3.3 million over the past ten years.

Please note that certain statistics and/or metrics contained in this section are estimates and may be based on assumptions or developing standards.

CORPORATE GOVERNANCE AND RELATED MATTERS

We believe that good corporate governance practices reflect our values and support our strategic and financial objectives and performance. Our corporate governance practices are generally reflected in our Bylaws, Corporate Governance Guidelines, Code of Conduct, Whistleblower Policy and committee charters, which can all be found at www.hecla-mining.com under "Investors" and then selecting "Corporate Governance."

Our Board's Commitment to Shareholder Engagement

Why and how we engage. Our Board and management team recognize the benefits of regular engagement with our shareholders in order to remain attuned to their different perspectives on matters affecting Hecla. Dialogue and engagement efforts allow our Board and management the opportunity to:

- discuss developments in our business and provide transparency and insight about our strategy and performance; and
- assess issues that may affect our business, corporate responsibility and governance practices.

1 Investor Relations and Senior Management

- We provide institutional investors, proxy advisors and equity analysts with opportunities and events to engage with and provide feedback to our senior management.
- Our senior management participates in formal industry conferences, analyst conferences and non-deal roadshows.
- To learn more about our engagement with institutional investors, please visit our website at *ir.hecla-mining.com/presentations*.

2 Shareholder Engagement

During November and December 2019, our management team (excluding the CEO) engaged with investors representing 21% of our shareholder base, and with two proxy advisory firms. Our Chair of the Compensation Committee participated in some of the shareholder meetings.

4 Outcome from Investor Feedback

Some tangible examples of the results of our 2019 shareholder outreach activities include:

- Disclosure on eliminating prior proxy proposals on Certificate of Incorporation and Bylaw amendments;
- Enhanced disclosure on our pay-for-performance; and
- Enhanced disclosure on our ESG endeavors.

3 Board Involvement

Because of this outreach, including direct participation by the Chair of the Compensation Committee, shareholders' views and specific feedback are delivered to the Board.

Shareholder Outreach in 2019

General

Over the last several years we have undertaken significant shareholder outreach efforts in order to elicit and understand the concerns of our shareholders. In advance of the Annual Meeting, we sought engagement with 30 of our largest shareholders, collectively owning 44% of our outstanding shares of common stock. Ultimately, we engaged with 3 of our largest shareholders, representing 21% of our outstanding shares, and with two proxy advisory firms. Also, in 2019, we conducted meetings and conference calls with investors and analysts and participated in invitation only investment conferences. In 2019, management conducted approximately 35 presentations, held approximately 225 one-on-one and

group meetings with investors, and hosted 4 quarterly conference calls with investors and analysts allowing for questions and answers with management. In addition, we responded to questions from investors and analysts by telephone and email throughout the year.

Say-on-Pay

In 2017, our Say-on-Pay proposal received 96% support. In 2018, our Say-on-Pay proposal received 68% support, and in 2019, our Say-on-Pay proposal received 59% support, even though our compensation practices have not changed from 2017. We are not satisfied with these recent results. Partly due to the declining support of our Say-on-Pay proposal and, in a change from past years, in 2019, Terry V. Rogers, chair of our Compensation Committee, participated in several of the shareholder outreach calls. We thought this was an important step because it allowed our shareholders to talk freely with Mr. Rogers, outside the presence of the 2018 NEOs, about the Company's executive compensation practices.

During these conferences, it was determined there was a lack of clarity in the operation of our LTIP. Our LTIP is based on corporate goals achieved over a three-year performance period. Although we may have two years of underperformance, the Company may still outperform during the third year to such a level that it results in calculated outperformance over the three-year plan performance period. This was the case with our 2016-2018 LTIP. We performed extremely well in 2016, but in 2017 and 2018, we missed certain targets. For the 2016-2018 LTIP period, our reserve growth and production growth exceeded target levels due to a excellent performance in 2016; however, performance in cash flow generation was below target and TSR was below the minimum threshold. As a result, with a range in potential value per unit of $0 to $375, the payout was $160.75 per unit. This payout would have been significantly lower had the stellar 2016 reserve growth and production performance not impacted the three-year LTIP through the end of 2018.

Starting with the 2019-2021 LTIP, we reduced the number of performance factors from four to three and reduced the target unit values from $100 to $90 each, and made TSR performance a 10% to 250% multiplier depending on relative share performance. Further, when absolute returns are negative, the TSR multiplier is capped at 100% regardless of the Company's TSR performance relative to the peer group. The operation of the TSR multiplier is more fully described in the *Future Compensation Actions* section under the 2019-2021 LTIP on page 71. These changes were the direct result of feedback we received from our shareholder outreach efforts in 2018. The shareholder feedback we received in 2019 on these changes was favorable, reaffirming to us the value in continuing to engage with shareholders and advisory firms on our executive compensation policies, and making adjustments in response to the feedback we receive.

Another compensation topic raised during shareholder outreach was our policy of targeting total direct compensation (base salary, short- and long-term incentives) for our NEOs between the median and the 75th percentile of both the peer group and survey data. Our pay-for-performance philosophy is to incentivize performance and increase the percentage of total compensation at-risk by targeting base salaries between the 25th and 50th percentiles. Combined with the short- and long-term incentive plans, we target NEO total direct compensation at approximately the 75th percentile. The process of setting target compensation includes consideration of each NEO's skills, experience, knowledge and reputation in the industry, as well as Company needs. This pay-for-performance philosophy and the compensation program are designed to attract and retain experienced and skilled executives through the opportunity to earn above average total direct compensation. Because base salaries are targeted below the median level, NEOs must accomplish strategic goals in order to achieve median or above median total direct compensation.

Corporate Governance

In addition to seeking input on our compensation practices, our shareholder outreach program seeks to identify not only corporate governance matters that are of concern primarily to our shareholders, but also to the major proxy advisory firms.

Between 2014 and 2018, three of our corporate governance features that may have an anti-takeover effect on the Company, were topics of discussion with the shareholders we met with: (i) the ability of shareholders to call special meetings; (ii) the 80% supermajority voting requirement to amend provisions in our Certificate of Incorporation and Bylaws (collectively, "charter") impacting special meetings; and (iii) declassification of the Board. As a result, at the last several annual meetings, we submitted proposals for shareholder votes to approve amendments to the related charter provisions. Each time, these proposals have fallen well short of the vote required to pass (80% of the outstanding

shares of common stock). In our 2019 shareholder outreach, we discussed these results with the shareholders and proxy advisory firms with whom we met. The shareholders and proxy advisory firms unanimously told us that due to the repeated failure of these proposals, and the desire to improve the format and readability of our proxy statement and the resources involved in printing and mailing a lengthier proxy statement, they would not object if we did not include these proposals at our 2020 Annual Meeting. See *Prior Proxy Proposals to Amend our Certificate of Incorporation and Bylaws* below for further discussion.

Other corporate governance topics discussed in our outreach program included board diversity and refreshment. In response, we added two new directors in 2016, and one new director in 2017, thereby reducing the average tenure of the Board. We also have several directors who are within one to two years of retirement age, and will not be standing for reelection at the end of their respective terms, thus allowing us to refresh the Board further within the next few years.

Finally, we proactively sought the feedback of our shareholders regarding a proposed modification to our Bylaws to clarify that the exclusive forum for certain types of litigation concerning the Company's internal affairs be brought only in Delaware Chancery Court. We explained that the Company had faced multiple lawsuit dealing with the Company's internal affairs for which the Chancery Court was uniquely established and qualified to hear. Instead of filing the cases in Chancery Court, the plaintiffs had filed these claims in federal court by making contrived claims under federal law and then asking the federal court to also hear the Delaware state law issues. These disingenuous claims to avoid the proper court have caused the Company to incur unnecessary expenses and have diverted management's attention. The shareholders with which we spoke unanimously agreed with us and supported our subsequent decision to amend our Bylaws to change the exclusive forum for litigation concerning the Company's internal affairs from "a state or federal court located within the state of Delaware" to "the Court of Chancery of the State of Delaware."

Prior Proxy Proposals to Amend our Certificate of Incorporation and Bylaws

At several of our most recent annual meetings, we have submitted proposals for shareholder votes to approve amendments to certain of our charter provisions that may have an anti-takeover effect on the Company. Specifically, in each of 2014, 2016, 2017, 2018 and 2019, we included a proposal in our proxy statement to approve amendments that would allow, in certain circumstances, shareholders to call special meetings of shareholders. In each of 2016, 2017, 2018 and 2019, we included a proposal in our proxy statement to approve amendments to certain provisions contained in our Certificate of Incorporation and Bylaws in order to lower the supermajority voting provisions contained in those documents. Finally, in 2018, we included an advisory proposal to our shareholders to declassify our Board, which was approved favorably; and, in 2019, we included a proposal to approve amendments relating to the declassification of the Board.

With one exception, we placed each of these proposals on the annual meeting agenda in the years listed above, and the Board recommended that our shareholders approve the proposals. The one exception was the non-binding advisory proposal recommending the Board take action to declassify the Board, presented in 2018, which a shareholder submitted under SEC Rule 14a-8. We included that shareholder proposal in the proxy statement for the 2018 annual meeting, and the Board expressly did not oppose that proposal. The Board, acting on its own, submitted a similar declassification proposal at the 2019 annual meeting and recommended that our shareholders approve the proposal.

The proposals described above (with the exception of the 2018 advisory proposal submitted by a shareholder) fell well short of the required vote for approval by our shareholders each time we submitted them for votes at our annual meetings, notwithstanding the recommendations of the Board and the fact that we retained a proxy solicitor to assist in the solicitation of votes in each of the years when these proposals were submitted. Below is a table that shows the actual voting results, the votes that were required for each proposal to be approved, and the shortfall in votes of each proposal in each year it was submitted. In each case, the proposal needed the approval of 80% of our outstanding shares of common stock.

Proposal to Approve Amendments to our Certificate of Incorporation and Bylaws to Remove Certain 80% Supermajority Voting Provisions

Year	Shares Outstanding	Required "FOR" Votes	Actual "FOR" Votes Received	Against Votes Received	Shortfall	% of Outstanding Shares Voted "FOR"
2016	380,842,223	304,673,778	177,200,861	5,764,548	76,168,445	47
2017	395,826,290	316,661,032	214,732,478	8,976,539	79,165,258	54
2018	400,301,617	320,241,294	223,400,328	5,405,453	80,060,323	55
2019	482,987,752	386,390,202	257,063,199	11,886,930	96,597,550	53

Proposal to Approve Amendments to our Certificate of Incorporation and Bylaws to Permit Shareholders to Call for Special Meetings

Year	Shares Outstanding	Required "FOR" Votes	Actual "FOR" Votes Received	Against Votes Received	Shortfall	% of Outstanding Shares Voted "FOR"
2014	342,834,942	274,267,954	140,753,754	4,946,591	68,566,988	41
2016	380,842,223	304,673,778	179,810,956	4,235,483	76,168,445	47
2017	395,826,290	316,661,032	219,201,950	4,713,205	79,165,258	55
2018	400,301,617	320,241,294	225,919,629	3,316,503	80,060,323	56
2019	482,987,752	386,390,202	260,305,285	8,984,083	96,597,550	54

Proposal to Approve Amendments to our Certificate of Incorporation and Bylaws to Declassify our Board of Directors

Year	Shares Outstanding	Required "FOR" Votes	Actual "FOR" Votes Received	Against Votes Received	Shortfall	% of Outstanding Shares Voted "FOR"
2019	482,987,752	386,390,202	260,593,846	8,654,293	96,597,550	54

After consulting with several large shareholders and two proxy advisory firms, the Board determined not to submit any of those proposals for shareholder votes at the Annual Meeting for the first time in several years. In making its decision, the Board considered the repeated failure of our shareholders to approve these proposals and the specific voting results set forth above, as well as our efforts to improve the format and readability of our proxy statement and the resources involved in printing and mailing a lengthier proxy statement. The Board will continue to assess evolving best practices in corporate governance matters, including the subjects of these prior proposals. In future years, we may again include one or more of these proposals on the agenda for an annual meeting.

In addition to continually assessing evolving best practices, the Board will continue to give appropriate consideration to any formal shareholder proposals and other feedback that we receive from shareholders. Furthermore, we intend to continue our shareholder outreach efforts so that we can understand and appropriately react to the viewpoints of our shareholders on corporate governance and other matters.

The Board's Role and Activities in 2019

Our Board acts as the ultimate decision-making body of the Company on certain fundamental matters and advises and oversees senior management. In carrying out its responsibilities, the Board reviews and assesses Hecla's long-term strategy. During 2019, there were four meetings of the Board. Directors are expected to make every effort to attend the Annual Meeting, all Board meetings and the meetings of the committees on which they serve. All members of the Board attended last year's Annual Meeting of Shareholders, which was held in May 2019. In 2019, each director attended 100% of the meetings of the Board and the committees of which they are a member.

Role of Board in Risk Oversight

Our Board is responsible for ensuring that the risk management processes designed and implemented by management are functioning appropriately, and that necessary steps are taken to foster a culture of risk-adjusted decision-making within Hecla. Throughout the year, our Board receives reports on strategic plans and risks facing each of our operations and the Company as a whole. Our management is accountable for day-to-day risk management efforts. Employees who lead various risk areas report periodically to Board committees and occasionally to our full Board.

The following are the key risk oversight and management responsibilities of our Board, its committees and management:



Board of Directors

Monitors (including through committee reports) and assesses risk exposure:

- Operational
- Strategic
- Legal and regulatory
- Reputational
- Financing, including borrowing, liquidity, capital allocation and hedging

Management

- Business units identify and manage business risks
- Risk management updates provided through business reports from management are presented at meetings of the Board and its committees throughout the year

Audit Committee

- Financial statement integrity and reporting
- Monitors internal controls
- Oversees audit work
- Monitors compliance with securities and financial regulations
- Major financing and other business risk exposures
- Information security, technology, and privacy and data protection

Corporate Governance and Directors Nominating Committee ("Governance Committee")

- Monitors governance structure, policies and processes
- Legal and policy matters with potential significant reputational impact
- Shareholder concerns

Compensation Committee

- Oversees executive compensation policies and practices
- Independent compensation consultant assesses the Company's compensation arrangements to determine if their provisions and operations create undesired or unintentional risks of a material nature
- Approve compensation levels and programs for the executive officers, including the CEO

Health, Safety, Environmental and Technical Committee

- Oversees operational, reserves, and other technical risks, environmental, health and safety compliance, as well as risks relating to public policy initiatives

Following consideration of the information presented by management, the Board provides feedback and makes recommendations, as needed, which is designed to help minimize the Company's risk exposure. To the extent any risks identified by each standing committee of the Board are material or otherwise merit discussion by the whole Board, the respective committee chair will raise such risks at the next scheduled meeting of the Board, or sooner if merited.

For the foregoing reasons, we have determined that our risk oversight is appropriate in the context of our specific circumstances, risk management efforts, and the Board's administration of its oversight function.

Director Independence

Our Corporate Governance Guidelines provide, among other things, that the Board will have a majority of directors who meet the criteria for independence as defined in the NYSE rules. In determining independence each year, the Governance Committee affirmatively determines whether directors have any "material relationship" with the Company. When assessing the "materiality" of a director's relationship with the Company, the Governance Committee considers all relevant facts and circumstances, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation. The Governance Committee also reviews the frequency or regularity of services or transactions between the Company and directors, whether the services or transactions are being carried out at arm's length in the ordinary course of business and whether the services or transactions are being provided substantially on the same terms to the Company as those prevailing at the time from unrelated parties for comparable services or transactions. Material relationships can include commercial, banking, industrial, consulting, legal, accounting, charitable and familial relationships.

Pursuant to our Corporate Governance Guidelines, the Governance Committee undertook its annual review of director independence in February 2020. During this review, the Governance Committee considered transactions and relationships between each director or any member of his or her immediate family and Hecla, our subsidiaries and affiliates, including relationships, if any, reported on page 91 under *Certain Relationships and Related Transactions*. The Governance Committee also examined transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. As provided in the Corporate Governance Guidelines, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

Based upon this assessment, the Board affirmatively determined that the following directors are independent of the Company and its management under the standards set forth by the NYSE:

Ted Crumley	Stephen F. Ralbovsky
Catherine J. Boggs	Terry V. Rogers
George R. Johnson	Charles B. Stanley
George R. Nethercutt, Jr.	

Directors are expected to immediately inform the Board of any material change in their circumstances or relationships that may impact their independence.

Board Tenure, Age and Retirement

The average tenure of our directors is approximately 12 years, which reflects a balance of company experience and new perspectives. The average age of our directors is 68. The Company has no current retirement plan for non-management directors. Our Bylaws and Corporate Governance Guidelines provide that directors will not be nominated for re-election after their 75th birthday.



Board Leadership and Executive Sessions

Currently, the positions of CEO and Chairman of the Board ("Chairman") are held by separate persons. The Board believes this structure is optimal for the Company at this time because it allows the CEO to focus on leading the Company's business and operations, and the Chairman to serve as a sounding board and advisor to the CEO, and to lead the activities of the Board. The Board has also determined that having a non-management director serve as Chairman is in the best interest of shareholders. This structure ensures a greater role for the independent directors in the oversight of the Company and it enhances the Board's independence and, we believe, senior management's accountability to the Board.

If the individual elected as Chairman is the CEO, the independent directors will elect an Independent Lead Director for a one-year term. This would help ensure continued robust independent leadership of the Board.

Currently, our Chairman, Mr. Ted Crumley, chairs meetings of the Board, as well as the executive sessions with independent members of the Board. His duties include:

- chairing annual meetings of shareholders;
- overseeing the preparation of agendas for Board meetings;
- preparing for executive sessions of the Board and providing feedback to the CEO;
- staying current on developments to determine when it may be appropriate to alert the Board to significant pending developments; and
- serving as a liaison between independent directors and the CEO with respect to sensitive issues.

Executive sessions of independent directors are included on the agenda for every regularly scheduled Board meeting, and during 2019 executive sessions were held at each regularly scheduled Board meeting. The executive sessions are chaired by the Chairman. Our independent directors meet in executive sessions without management present, unless the independent directors request their attendance. For the foregoing reasons, we have determined that our leadership structure is appropriate in the context of our specific circumstances.

Director Orientation and Continuing Education

New directors undergo a comprehensive orientation program that introduces them to the Company, including our business operations, strategy, financial position, key members of management and corporate governance. Directors also are encouraged to enroll in director education programs. Directors have contact with leaders throughout the organization and visit our mine sites, where they tour the facilities and interact directly with the personnel responsible for our day-to-day operations. These activities collectively help to ensure that new directors become, and existing directors remain, knowledgeable about the most important issues affecting our Company and our business.

Board and Committee Self-Evaluation Process

Our Board recognizes that a thorough, constructive evaluation process enhances our Board's effectiveness and is an essential element of good corporate governance. Accordingly, every year, our Board and each committee of the Board conducts a self-evaluation of its performance and effectiveness. The Governance Committee oversees the annual self-evaluation process on behalf of the Board. Our Board and committee evaluations cover the following topics:

- Board and committee composition, including skills, background and experience;
- Review of key areas of focus for the Board and committees, and effectiveness in overseeing those responsibilities;
- Satisfaction of director performance, including that of the Board chair;
- Board and committee information needs, and quality of materials presented;
- Areas where the Board should increase its focus;
- Satisfaction with the Board and committee schedules, agendas, time allocated for topics and encouragement of open communication and discussion;
- Access to management, experts and internal and external resources;
- Oversight of financial reporting process and internal control procedures;
- Ethics and compliance;
- Company's strategic direction and annual operating plan;
- Succession planning;
- Selection and evaluation process of Board candidates; and
- Understanding risks.

Evaluation Process



1 Corporate Governance Review

Our self-evaluation process is conducted on an anonymous basis, using our board portal. We have found by using an anonymous evaluation process, the Board and committee members have a level of comfort in being able to critique the Board and/or the committees.

2 Annual Board and Committee Evaluations

The Board and each committee conduct annual self-evaluations through the use of electronic questionnaires that cover the topics discussed above.

3 Summary of Evaluations

Hecla's Corporate Secretary uses our board portal to generate a summarized report of our directors' anonymous responses to the electronic questionnaires, and submits the report to the appropriate chair of each Committee of the Board for review before the next quarterly Board and/or Committee meeting.

4 Board and Committee Review

Using the summaries of the self-evaluations as guides, our chair of the Governance Committee reviews the results of the Board evaluation and each committee chair reviews the results of each committee evaluation. The self-evaluations and summaries are shared and discussed with the full Board and each committee. The objective is to allow the Board and each committee to share their perspectives and consider any necessary adjustments in response to the collective feedback from the self-evaluations.

Committees of the Board and Committee Assignments

The Board has five standing committees: Audit; Compensation; Corporate Governance; Health, Safety, Environmental and Technical; and Executive. Information regarding these committees is provided below. Except for the Executive Committee, all committees are composed entirely of independent directors. The members of each committee are identified below, along with the number of meetings held in 2019. All committee members attended 100% of all meetings of the committees on which they were a member.

Executive Committee Members	Functions of the Committee	Meetings in 2019
Phillips S. Baker, Jr., Chair Ted Crumley Terry V. Rogers	■ empowered with the same authority as the Board in the management of our business, except for certain matters enumerated in our Bylaws and Delaware law, which are specifically reserved to the whole Board	1

Audit Committee Members[1],[2],[3]	Functions of the Committee	Meetings in 2019
Stephen F. Ralbovsky, Chair George R. Johnson Charles B. Stanley Catherine J. Boggs	■ assist the Board in fulfilling its oversight responsibilities ■ review the integrity of our financial statements ■ review the independent auditor's qualifications and independence ■ review the performance of our internal auditor and the independent auditor ■ review our compliance with laws and regulations, including disclosure controls and procedures ■ review financial risks ■ please refer to *Report of the Audit Committee* on page 42	6

Compensation Committee Members[2]	Functions of the Committee	Meetings in 2019
Terry V. Rogers, Chair Ted Crumley George R. Nethercutt, Jr. Catherine J. Boggs	▪ approve the design of our compensation program ▪ approve compensation levels and programs for the executive officers, including the CEO ▪ administer our stock-based plans ▪ please refer to the *Compensation Discussion and Analysis section* on page 46	4

Corporate Governance and Directors Nominating Committee Members[2]	Functions of the Committee	Meetings in 2019
Catherine J. Boggs, Chair George R. Nethercutt, Jr. Stephen F. Ralbovsky George R. Johnson	▪ consider matters of corporate governance ▪ periodically review our Corporate Governance Guidelines, Code of Conduct, and other corporate procedures to ensure compliance with laws and regulations ▪ review any director candidates, including those nominated or recommended by shareholders ▪ identify individuals qualified to become directors consistent with criteria approved by the Board ▪ recommend to the Board the director nominees for the next annual meeting of shareholders, any special meeting of shareholders, or to fill any vacancy on the Board ▪ review the appropriateness of the size of the Board relative to its various responsibilities ▪ recommend committee assignments and committee chairpersons for the standing committees for consideration by the Board	3

Health, Safety, Environmental and Technical Committee Members	Functions of the Committee	Meetings in 2019
George R. Johnson, Chair Terry V. Rogers Charles B. Stanley George R. Nethercutt, Jr.	▪ review operational and exploration performance ▪ review operational, reserve and other technical risks ▪ review and monitor health, safety and environmental policies ▪ review the implementation and effectiveness of compliance systems ▪ review the effectiveness of health, safety and environmental policies, systems and monitoring processes ▪ review audit results and updates from management with respect to health, safety and environmental performance ▪ review emerging health, safety and environmental trends in legislation and proposed regulations affecting the Company ▪ review the technical activities of the Company ▪ make recommendations to the Board concerning the advisability of proceeding with the exploration, development, acquisition or divestiture of mineral properties and/or operations	4

[1] The Board has determined that each of the members of the Audit Committee is financially literate and Messrs. Ralbovsky and Stanley each qualify as an audit committee "financial expert" as defined by SEC rules.

[2] Each member of the Audit, Compensation, and Governance Committee satisfies the definition of "independent director" as established in the NYSE listing standards and SEC rules.

[3] No members on the Audit Committee serve on the audit committee of any other public companies.

Diversity

The Company's Corporate Governance Guidelines provide that, as a whole, the Board should include individuals with a diverse range of experience to give the Board depth and breadth in the mix of skills represented. The Board seeks to include diversity in professional experience, skills, industry background, race, national origin and gender, as well as the ability of members (and candidates for membership on the Board) to devote sufficient time to performing their duties in an effective manner.

Director Communications

Shareholders or other interested parties wishing to communicate with the Chairman or with the independent directors as a group may do so by delivering or mailing the communication in writing to: Chairman of the Board, c/o Corporate Secretary, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of our internal auditor and handled in accordance with procedures established by the Audit Committee with respect to such matters. From time to time, the Board may change the process by which shareholders may communicate with the Board or its members. Please refer to our website at www.hecla-mining.com under the tab entitled "Investors" and then select the tab entitled "Corporate Governance" for any changes in this process.

Succession Planning

The Compensation Committee is charged with the responsibility of developing a process for identifying and evaluating candidates to succeed our CEO and to report annually to the Board on the status of the succession plan. The committee also addresses issues related to the preparedness for the possibility of an emergency situation involving senior management and an assessment of the long-term growth and development of the senior management team.

The CEO and Vice President of Human Resources communicate with the committee regularly regarding succession planning. The committee reviews recommended candidates for senior management positions as part of the process to identify and gauge the availability of qualified candidates for those positions and receives reports concerning development plans that are utilized to strengthen the skills and qualifications of the candidates. The criteria used when assessing the qualifications of potential CEO successors include, among others, strategic vision and leadership, operational excellence, financial management, executive officer leadership development, ability to motivate employees, and an ability to develop an effective working relationship with the Board.

In conjunction with our succession reviews, management also reviews potential successors for the top management roles across Hecla.

Our Corporate Governance Guidelines provide that in the event of the death, resignation, removal or incapacitation of the President and CEO, the Chairman will act as the President and CEO until a successor is duly elected. In addition, our Corporate Governance Guidelines and Bylaws provide that in the event of the death, resignation, removal or incapacitation of our current Chairman, the President and CEO will act as Chairman until his successor is duly elected.

Electronic Access to Corporate Governance Documents

Our corporate governance documents are available on our website at www.hecla-mining.com under the tab entitled "Investors" and then selecting the tab entitled "Corporate Governance." These include:

- Corporate Governance Guidelines;
- Whistleblower Policy;
- Charters of the Audit, Compensation, Corporate Governance, and Health, Safety, Environmental and Technical Committees of the Board;
- Code of Ethics for our Chief Executive Officer and Senior Financial Officers;
- Code of Conduct;
- Certificate of Incorporation; and
- Bylaws.

The information on our website is not incorporated by reference into this Proxy Statement.

Shareholders may also request a free copy of these documents from: Investor Relations, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408; (208) 769-4100.

Corporate Governance Guidelines and Code of Conduct

The Board has adopted Corporate Governance Guidelines and a Code of Conduct in accordance with NYSE corporate governance standards. The Corporate Governance Guidelines were adopted by the Board to ensure that the board is independent from management, that the Board adequately performs its function as the overseer of management, and to help ensure that the interests of the Board and management align with the interests of our shareholders.

We believe that operating with honesty and integrity has earned trust from our shareholders, credibility within our communities and dedication from our employees. Our directors, officers and employees are required to abide by our Code of Conduct to promote the conduct of our business in a consistently legal and ethical manner. Our Code of Conduct covers many topics, including conflicts of interest, confidentiality, fair dealing, proper use of the Company's assets, and compliance with laws, rules and regulations. In addition to the Code of Conduct for directors, officers and employees, our CEO, Chief Financial Officer and Controller are also bound by a Code of Ethics for the Chief Executive Officer and Senior Financial Officers.

The Governance Committee has adopted procedures to receive, retain, and react to complaints received regarding possible violations of the Code of Conduct, and to allow for the confidential and anonymous submission by employees of concerns regarding possible violations of the Code of Conduct. Our employees may submit any concerns regarding apparent violations of the Code of Conduct to their supervisor, our General Counsel, the Chair of the Governance Committee, or through an anonymous telephone hotline.

Majority Voting for Directors and Director Resignation Policy

In February 2017, the Governance Committee recommended and the Board approved amendments to the Corporate Governance Guidelines to include a director resignation policy. The policy provides that any director who is not elected by a majority of votes cast shall tender his or her resignation to the committee. The committee will recommend to the Board whether to accept or reject the resignation offer, or whether another action should be taken. In determining whether to recommend that the Board accept any resignation offer, the committee will consider all factors believed relevant by it. The Board will act on the committee's recommendation within 90 days following certification of the election results. In deciding whether to accept the resignation offer, the Board will consider the factors considered by the committee and any additional information and factors that the Board finds relevant. If the Board accepts a director's resignation offer pursuant to this process, the committee will recommend to the Board and the Board will thereafter determine whether to fill such vacancy or reduce the size of the Board. Any director who tenders his or her resignation pursuant to this provision will not participate in the proceedings of either the committee or the Board with respect to his or her own resignation offer. If a director's resignation is not accepted by the Board, the director shall continue to serve until the next annual meeting of shareholders or until his or her successor is duly elected and qualified, or his or her earlier resignation or removal.

Whistleblower Policy

We have a Whistleblower Policy adopted by our Audit Committee that encourages our employees to report to appropriate Company representatives, without fear of retaliation, certain accounting information relating to possible fraud. Our employees may submit any concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters to the Audit Committee, our General Counsel, or through an anonymous telephone hotline or website. The goal of this policy is to discourage illegal activity and business conduct that damages Hecla's reputation, business interests, and our relationship with shareholders.

Board of Directors Selection Process

Our Bylaws require the Board to have not less than five nor more than nine members. The size of the Board may be increased or decreased within that range from time-to-time by resolution approved by the affirmative vote of a majority of the Board. On May 25, 2017, the Board decreased the size of the Board from nine members to eight members due to the retirement of one of our directors.

Identifying and Evaluating Nominees for Director

Director Selection Process



1 Candidate Recommendations	**2** Governance Committee	**3** Board of Directors	**4** Shareholders
From shareholders, management, directors and search firms	■ Evaluates the Board's needs and screens and interviews candidates ■ Reviews qualifications and expertise, tenure, regulatory requirements and diversity ■ Recommends nominees	Discusses, analyzes independence and selects nominees for election	Vote on nominees at annual meeting

The Governance Committee uses a variety of methods for identifying and evaluating nominees for director. The committee is responsible for ensuring that the composition of the Board accurately addresses the needs of our business. In the event vacancies are anticipated, or arise, the committee considers various potential candidates for director. Candidates may come to the attention of the committee through current Board members, professional search firms, shareholders or other persons. Consideration of new director nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. The committee then determines the best qualified candidates based on the established criteria and recommends those candidates to the Board for election.

While the committee and our Board prioritize maintaining a board that is comprised of directors with a diverse set of skills, experiences, and perspectives, they also recognize the importance of balancing these qualifications with the overall tenure of directors in their long-term approach to board refreshment. The fresh viewpoints and philosophies newer directors bring, coupled with the valuable experience and institutional knowledge the longer-tenured directors possess, benefits the Board and its overall contribution to the Company.

The Board has appointed three highly qualified directors since 2016 who bring insight to areas such as mining, international business, acquisitions, operations, legal, risk management, geology, engineering, finance and tax. To supplement our newer directors, our longer-tenured directors have extensive knowledge of our operations and have the perspective of overseeing our business activities through economic cycles and across differing competitive environments.

We hold the view that the continuing service of qualified incumbents promotes stability and continuity in the boardroom, contributing to the Board's ability to work as a collective body, while giving us the benefit of familiarity and insight into our affairs that our directors have accumulated during their tenure. Recent additions to the Board provide new perspectives, while directors who have served for a number of years bring experience, continuity, institutional knowledge, and insight into the Company's business and industry. Directors with relevant business and leadership experience provide the Board a useful perspective on business strategy and significant risks and an understanding of the challenges facing the business. Accordingly, the process for identifying nominees reflects our practice of re-nominating incumbent directors who (i) continue to satisfy the committee's criteria for membership on the Board, (ii) the committee believes continue to make important contributions to the Board, and (iii) consent to continue their service on the Board. Directors should also be able to commit the requisite time for preparation and attendance at regularly scheduled Board and committee meetings, as well as be able to participate in other matters necessary to ensure good corporate governance is practiced.

The committee reviews annually with the Board the composition of the Board as a whole and recommends, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by applicable laws and regulations. Board members should possess such attributes and experience as are necessary for the Board as a whole and contain a broad range of personal characteristics, including diversity of backgrounds, management skills, mining, accounting, finance and business experience. Summarized below is a description of why each core competency is important for service on Hecla's Board.

Description of Skills, Core Competencies and Attributes

Senior Leadership Experience

Experience serving as CEO or a senior business executive, as well as hands-on leadership experience in core management areas, such as strategic and operational planning, financial reporting, compliance, risk management and leadership development, provides a practical understanding of how organizations like Hecla function. Seven of our directors have senior business leadership experience.

Industry Experience

Having experience in our industry or a similar industry contributes to a deeper understanding of our business strategy, operations, key performance indicators and competitive environment. All our directors have experience in mining or a similar industry.

Risk Management

In light of the Board's role in risk oversight, we seek directors who can contribute to the identification, assessment and prioritization of risks facing the Company. All our directors have experience with our business to understand key areas of risk.

Finance

We believe that an understanding of finance and financial reporting processes is important for our directors to monitor and assess the Company's operating and strategic performance and to ensure accurate financial reporting and robust controls. It is important to have experience in capital markets, corporate finance, accounting and financial reporting and several of our director's satisfy the "accounting or related financial management experience" criteria set forth in the NYSE listing standards. Three of our directors satisfy the "audit committee financial expert" criteria set forth in regulations of the SEC. Seven of our directors have financial knowledge.

Legal and Compliance

Hecla is subject to a broad array of government regulations. Mining is impacted by changes in law or regulation in areas such as safety, environmental and disclosure. Several of our directors have experience in regulated industries, providing them with insight and perspective in working constructively and proactively with governments and agencies. Four of our directors have formal legal education and understand the legal risks and obligations of the Company.

Geology, Mining and Engineering

It is important that some of our directors have experience in open-pit and underground mines, as well as knowing the science and technology of extracting minerals, exploration, geology, metallurgy, and geotechnical engineering experience. Two of our directors have experience managing mining operations. One of our directors has experience in geology.

CEO and Company Administration

These skills are important to gain a practical understanding of organizations and drivers of individual growth and development. Seven of our directors have had some experience in the administration of a multijurisdictional company. Two of our directors have experience as a chief executive officer.

Corporate Governance and Responsibility

Experience with governance principals or corporate responsibility initiatives, including sustainability, diversity and inclusion. All our directors have had experience in governance and corporate responsibility.

Board Service on Public Companies

We value individuals who understand public company reporting responsibilities and have experience with the issues commonly faced by public companies. Five of our directors have served on boards of other public companies.

International Business

With operations in Mexico and Canada and prospects for further expansion, international experience helps us understand opportunities and challenges. All our directors have had international business experience.

Industry Association Participation/Reputation in the Industry

Experience in organizations that support companies and employers in the mining industry and protects their rights. Three of our directors have chaired an industry organization. Six of our directors have a long and highly regarded reputation in the industry.

Strategic Planning, Business Development, Business Operations

Experience defining and driving strategic direction and growth and managing the operations of a business or large organization. All our directors have experience in setting and managing the strategic direction of a business.

Summary of Director Qualifications and Experience

Director Qualifications and Experience	Baker	Boggs	Crumley	Johnson	Nethercutt	Ralbovsky	Rogers	Stanley
Audit Committee Financial Expert	□	□	■	□	□	■	□	■
Board Service on Public Companies	■	□	□	■	■	□	■	■
CEO and Company Administration	■	□	□	□	□	■	□	■
Corporate Governance and Responsibility	■	■	■	■	■	■	■	■
Finance	■	■	■	■	□	■	■	■
Geology, Mining and Engineering	□	□	□	■	□	□	■	■
Industry Experience	■	■	■	■	■	■	■	■
Industry Association Participation	■	■	□	■	□	■	■	■
International Business	■	■	■	■	■	■	■	■
Senior Leadership	■	■	■	■	□	■	■	■
Legal and Compliance	■	■	□	□	■	■	□	□
Reputation in the Industry	■	■	□	■	□	■	■	■
Risk Management	■	■	■	■	■	■	■	■
Strategic Planning, Business Development, Business Operations	■	■	■	■	■	■	■	■

In general, and as more fully outlined in our Bylaws and Corporate Governance Guidelines, in evaluating director candidates for election to our Board, the Governance Committee will: (i) consider if the candidate satisfies the minimum qualifications for director candidates as set forth in the Corporate Governance Guidelines; (ii) consider factors that are in the best interests of the Company and its shareholders, including the knowledge, experience, integrity and judgment of each candidate; (iii) consider the contribution of each candidate to the diversity of backgrounds, experience and competencies which the Board desires to have represented, with such diversity being considered among the other desirable attributes of the Board; (iv) assess the performance of an incumbent director during the preceding term; (v) consider each candidate's ability to devote sufficient time and effort to his or her duties as a director; (vi) consider a candidate's independence and willingness to consider all strategic proposals; (vii) consider any other criteria established by the Board and any core competencies or technical expertise necessary to manage and direct the affairs and business of the Company, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties; and (viii) determine whether there exists any special, countervailing considerations against nomination of the candidate.

Shareholder Nominees

The Governance Committee will consider persons recommended by shareholders as nominees for election as directors. Our Bylaws provide any shareholder who is entitled to vote for the election of directors at a meeting called for such purpose may nominate persons for election to the Board by following the procedures set forth on page 92. Shareholders who wish to submit a proposed nominee to the committee should send written notice to the Governance Committee Chairman, c/o Corporate Secretary, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408, within the time period set forth on page 92. The notification should set forth all information relating to the nominee that is required to be disclosed in solicitations of proxies for elections of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), including the nominee's written consent to being named in the Proxy Statement as a nominee and to serving as a director if elected; the name and address of the shareholder or beneficial owner making the nomination or on whose behalf the nomination is being made; and the class and number of shares of stock of the Company owned beneficially and of record by such shareholder or beneficial owner. The committee will consider shareholder nominees on the same terms as nominees selected by the committee.

Regardless of how a candidate is brought to the committee, qualified candidates are subjected to one or more interviews with appropriate members of the Board. Chosen candidates are extended invitations to join the Board. If a candidate accepts, he or she is formally nominated.

Director Qualifications, Evaluation, and Nomination

The Governance Committee believes nominees for election to the Board should also possess certain minimum qualifications and attributes. The nominee must: (i) exhibit strong personal integrity, character and ethics, and a commitment to ethical business and accounting practices; (ii) not be involved in ongoing litigation with the Company or be employed by an entity engaged in such litigation; and (iii) not be the subject of any ongoing criminal investigations in the jurisdiction of the United States or any state thereof, including investigations for fraud or financial misconduct.

In connection with the director nominees who are up for re-election at the Annual Meeting, the committee also considered the nominees' roles in: (i) overseeing the Company's efforts in complying with its SEC disclosure requirements; (ii) assisting in improving the Company's internal controls and disclosure controls; (iii) assisting with the development of the strategic plan of the Company; and (iv) working with management to implement the Company's strategic goals and plans. Directors are expected to exemplify high standards of personal and professional integrity and to constructively challenge management through their active participation and questioning. Our Bylaws and Corporate Governance Guidelines provide that directors will not be nominated for re-election after their 75th birthday.

In addition to fulfilling the above criteria, each nominee for election to the Board at the upcoming Annual Meeting brings a strong and unique background and set of skills to the Board, giving the Board competence and experience in a wide variety of areas, including corporate governance, executive management, legal, accounting, finance, mining, exploration and board service. The committee has reviewed the nominees' overall service to the Company during their terms, including the number of meetings attended, level of participation and quality of performance.

PROPOSAL 1

Election of Class I Directors

In accordance with our Certificate of Incorporation, the Board is divided into three classes. The terms of office of the directors in each class expire at different times. There are two Class I directors whose terms will expire at the 2020 Annual Meeting: Phillips S. Baker, Jr. and George R. Johnson.

At a meeting held by the Governance Committee in February 2020, the committee determined the directors whose terms are expiring – Messrs. Baker and Johnson - were qualified candidates to stand for re-election at the Annual Meeting, and the Board designated each as nominees for re-election as directors of the Company, each for a three-year term expiring in 2023.

It is intended that the proxies solicited hereby from our shareholders that do not provide voting instructions will be voted **FOR** the election of Phillips S. Baker, Jr. and George R. Johnson. If any nominee becomes unable or is unwilling to accept election, the Board will either reduce the number of directors to be elected or select substitute nominees submitted by the committee. If substitute nominees are selected, proxies that do not provide voting instructions will be voted in favor of such nominees.

Biographical Information

Set forth below is biographical information for each of the director nominees, including the key qualifications, experience, attributes, and skills that led our Board to the conclusion that each of the director nominees should serve as a director. There are no family relationships among any of our directors or executive officers.

Our Board includes individuals with strong backgrounds in executive leadership and management, legal, accounting and finance, and Company and industry knowledge, and we believe that, as a group, they work effectively together in overseeing our business.

Current Class I Nominees for Election to the Board – Term Ending at the 2020 Annual Meeting

If elected, the nominees will each serve for a three-year term ending in 2023. The nominees are as follows:



Phillips S. Baker, Jr.

President and Chief
Executive Officer

Age: 60
Director since: 2001
Other Directorships:
QEP Resources, Inc.

Hecla Committees:
- Executive (Chair)

Mr. Baker has been our Chief Executive Officer since May 2003 and has served as our President since November 2001. He has served as a Director of QEP Resources, Inc. since May 2010. Mr. Baker has served as Chairman of the Board for the National Mining Association since October 2017, and has been a Board member since September 2010. He also served as Vice Chairman of the Board for the National Mining Association from October 2015 to October 2017. He has also served as a Board member of the National Mining Hall of Fame and Museum since February 2012.

Board Qualification and Skills:

Mr. Baker has substantial financial experience gained in his roles of President, Chief Executive Officer, and previously as Chief Financial Officer of the Company. He has served as Hecla's President for 19 years and as Chief Executive Officer for 17 years, and has 25 years of executive and management experience in the mining industry. In addition to serving on the Board of Hecla, he has served on the Board of QEP Resources, Inc. for 10 years, as well as serving as the chair of the audit committee and as a member of the governance committee for QEP Resources, Inc.



George R. Johnson

Former Senior Vice President of
Operations with B2Gold Corporation

Age: 71
Director since: 2016
Other Directorships:
B2Gold Corporation

Hecla Committees:
- Health, Safety, Environmental and Technical (Chair)
- Audit

Mr. Johnson served as Senior Vice President of Operations of B2Gold Corporation from August 2009 until his retirement in April 2015. He has served on the Board of Directors of B2Gold Corporation since March 2016.

Board Qualification and Skills:

Mr. Johnson has over 45 years of foreign and domestic experience in underground and open-pit mine construction and operations management as a mining engineer.

Required Vote

Pursuant to our Bylaws, each director will be elected by the affirmative vote of a majority of votes cast at the Annual Meeting, whether in person or by proxy. Under a majority of votes cast standard, the shares voted "for" a nominee must exceed the number voted "against" that nominee. Shareholders may vote "for," "against" or "abstain" with respect to this proposal. Abstentions and broker non-votes are not counted as votes cast, and thus will have no effect on the outcome of the vote. If the votes cast "against" an incumbent director exceeds the number of votes cast "for" the director, the director will not be elected, will remain on the board as a holdover director and must stand for election at the next annual meeting of shareholders, absent his or her earlier resignation or removal. See *Majority Voting for Directors and Director Resignation Policy* on page 29 for a description of our director resignation policy.

You may vote "FOR," "AGAINST," OR "ABSTAIN" on the nominees for election as directors.

 The Board recommends that shareholders vote **"FOR"** the election of Phillips S. Baker, Jr. and George R. Johnson.

Our directors whose terms are not expiring this year follow. They will continue to serve as directors for the remainder of their terms or until their respective successors are appointed or elected.

Continuing Class II Members of the Board – Term Ending at the 2021 Annual Meeting

George R. Nethercutt, Jr.



Chairman of The George Nethercutt Foundation

Age: 75
Director since: 2005
Other Directorships:
- Washington Policy Center
- Juvenile Diabetes Research Foundation International (Board of Chancellors)

Hecla Committees:
- Corporate Governance and Directors Nominating
- Health, Safety, Environmental and Technical
- Compensation

Mr. Nethercutt has served as Chairman of The George Nethercutt Foundation since 2005, and was Of Counsel at Lee & Hayes PLLC from September 2010 to June 2018. He has been a board member of Washington Policy Center since January 2005; and a member of the Board of Chancellors, Juvenile Diabetes Research Foundation International since June 2011. He was a board member of ARCADIS Corporation from May 2005 to April 2017; a Principal of Nethercutt Consulting LLC from January 2007 to January 2012, and a member of the board of IP Street from May 2011 to January 2015.

Board Qualification and Skills:

Mr. Nethercutt served as a U.S. Congressman where he focused on natural resource policies, mining legislation and environmental policies on public lands. He has an extensive political background, including working as a staff member in the U.S. Senate in Washington, D.C., where he focused on issues relating to oil and gas, natural resources, mining and commerce. He had his own consulting business which consisted of representing clients with mining and natural resource issues. He also has significant public company board experience.

Stephen F. Ralbovsky



Founder and Principal of Wolf Sky Consulting LLC

Age: 66
Director since: 2016
Other Directorships:
None

Hecla Committees:
- Audit (Chair)
- Corporate Governance and Directors Nominating

Mr. Ralbovsky has been the Founder and Principal of Wolf Sky Consulting LLC since June 2014. Prior to that, he was a partner with PricewaterhouseCoopers LLP from February 1987 until his retirement in June 2014, where he concentrated his practice on public companies operating in the mining industry. He is a part-time Professor of Practice at the University of Arizona's James E. Rogers College of Law. Mr. Ralbovsky is also a member of several organizations, including AICPA, Arizona Society of CPAs, National Mining Association, and Society for Mining, Metallurgy and Exploration.

Board Qualification and Skills:

Mr. Ralbovsky has over 39 years' experience in taxation, auditing and accounting, where he was specifically heavily involved in the mining industry with an emphasis in global mining tax and royalty policy. He has held leadership positions, including U.S. Mining Leader, U.S. Mining Tax Leader, Global Mining Tax Leader and Tax Partner while employed with PricewaterhouseCoopers LLP.

Catherine "Cassie" J. Boggs



Former General Counsel at Resource Capital Funds

Age: 65
Director since: 2017
Other Directorships:
Funzeleo

Hecla Committees:
- Corporate Governance and Directors Nominating (Chair)
- Audit
- Compensation

Ms. Boggs served as the General Counsel at Resource Capital Funds from January 2011 until her retirement in February 2019. Since November 2019, she has been serving as an Intermittent Expert in mining with the US Department of Commerce's Commercial Law Development Program. She has been a board member of Funzeleo since January 2016, as well as serving as President of the Rocky Mountain Mineral Law Foundation from July 2012 to July 2013, and a board member of the Rocky Mountain Mineral Law Foundation from July 2011 to July 2015.

Board Qualification and Skills:

Ms. Boggs has over 38 years' experience as an attorney in the mining and natural resources sectors, in both domestic and international mining. She has extensive experience in leadership in the mining industry, having worked for Barrick Gold Company, serving in a variety of leadership roles, including serving as the CEO of Tethyan Copper Company, interim President of the African Business Unit, and as interim General Counsel of African Barrick Gold. She also has experience in due diligence, country and political risk assessments, and the structuring and implementation of risk mitigation strategies.

Continuing Class III Members of the Board – Term Ending at the 2022 Annual Meeting

Ted Crumley



Former Executive Vice President and Chief Financial Officer OfficeMax Incorporated

Age: 75
Director since: 1995
Board Chairman since: 2006
Other Directorships:
None

Hecla Committees:
- Executive
- Compensation

Mr. Crumley served as the Executive Vice President and Chief Financial Officer of OfficeMax Incorporated from January 2005 until his retirement in December 2005. He was also Senior Vice President of OfficeMax Incorporated from November 2004 to January 2005; and Senior Vice President and Chief Financial Officer of Boise Cascade Corporation from 1994 to 2004.

Board Qualification and Skills:

Mr. Crumley has substantial financial experience gained from a long career with OfficeMax Incorporated and Boise Cascade Corporation, where he served as Executive Vice President and Chief Financial Officer. He has over 30 years' experience in management, finance and accounting in the natural resources industry. He served in numerous senior leadership positions, including Executive Vice President and Chief Financial Officer of OfficeMax Incorporated and Senior Vice President and Chief Financial Officer of Boise Cascade Corporation. With over 24 years of service on Hecla's Board, Mr. Crumley understands all aspects of our business.

Terry V. Rogers, C. Dir., H.R.C.C.C.



Former Senior Vice President and Chief Operating Officer Cameco Corporation

Age: 73
Director since: 2007
Other Directorships: None

Hecla Committees:
- Compensation (Chair)
- Health, Safety, Environmental and Technical
- Executive

Mr. Rogers served as Senior Vice President and Chief Operating Officer of Cameco Corporation from February 2003 until his retirement in June 2007. He was the former President of Kumtor Operating Company from 1999 to 2003 and served on the Board of Directors of Centerra Gold Inc., and its predecessor company, Cameco Gold, from February 2003 to May 2018.

Board Qualification and Skills:

Mr. Rogers has over 30 years' experience in the mining industry, including open-cast, open-pit and underground operations in coal, gold, and uranium mines around the world. He acquired his financial experience from his senior leadership/executive officer experience with Cameco Corporation and prior companies. He served in numerous senior leadership positions, including Senior Vice President and Chief Operating Officer of Cameco Corporation, and former President of Kumtor Operating Company. He also served over 15 years on the board of Centerra Gold Inc., where he served as chairman of the human resources and compensation committee, and as a member of the audit committee. He obtained a Chartered Director (C. Dir.) designation from The Directors College in 2011, as well as a Human Resources and Compensation Committee Certified (H.R.C.C.C.) designation from the Directors College in 2013.

Charles B. Stanley



Former Chief Executive Officer, President and Chairman of the Board QEP Resources, Inc.

Age: 61
Director since: 2007
Other Directorships: None

Hecla Committees:
- Health, Safety, Environmental and Technical
- Audit

Mr. Stanley served as Chief Executive Officer and President of QEP Resources, Inc. from May 2010 until his retirement in January 2019. He was also Chairman of the Board of QEP Resources, Inc. from May 2012 until his retirement in January 2019. He also served as Chairman, Chief Executive Officer, President and Director of QEP Midstream Partners LP from May 2013 to December 2014.

Board Qualification and Skills:

Mr. Stanley has over 35 years' experience in the international and domestic upstream and midstream oil and gas industry. He is a geologist with an extensive background in natural resources. He gained his extensive financial experience from a long career with QEP Resources, Inc. and prior companies. In addition to his former position at QEP Resources, Inc., Mr. Stanley served in numerous other senior leadership positions, including Chief Executive Officer and President of QEP Midstream Partners, LP, and Chief Operating Officer of Questar Corporation. He served on the board of QEP Resources, Inc. for 8 years and as Chairman of the board, from May 2012 until his retirement in January 2019. Prior to serving on QEP's board, Mr. Stanley served on the board of Questar Corporation for eight years, and has served on the boards of various oil and gas industry trade organizations.

COMPENSATION OF NON-MANAGEMENT DIRECTORS

The Compensation Committee of the Board is responsible for recommending to the independent members of the Board the form and amount of compensation for our non-management directors. The independent members of the Board consider the committee's recommendation and make the final determination of non-management director compensation.

Compensation for non-management directors is designed to reflect current market trends and developments with respect to compensation of board members. It consists of a combination of cash retainers and equity awards.

Compensation Consultant and Peer Group Benchmarking

The Compensation Committee periodically engages its independent compensation consultant to benchmark director compensation against a peer group, which is the same group of companies the committee uses to benchmark executive compensation (see page 48 for a list of these companies). In 2019, the committee did not retain an independent compensation consultant to review director compensation. The committee reviewed our non-management director compensation, but no changes were made in 2019.

Components of Non-Management Director Compensation

Compensation Element	Current Value
Annual Board Retainer	$ 98,000
Annual Board Chairman Retainer	$120,000
Annual Committee Retainer for:	
▪ Health, Safety, Environmental & Technical Committee	$ 0
▪ Audit Committee	$ 0
▪ Compensation Committee	$ 0
▪ Governance Committee	$ 0
▪ Executive Committee	$ 0
Annual Committee Chairman Retainer for:	
▪ Health, Safety, Environmental & Technical Committee	$ 12,000
▪ Audit Committee	$ 12,000
▪ Compensation Committee	$ 12,000
▪ Governance Committee	$ 8,000
▪ Executive Committee	$ 0
Annual Equity	$120,000

Annual cash retainers are paid in quarterly installments. Other than annual cash retainers and equity, no other attendance fees are paid to the non-management directors.

Equity Compensation

We maintain the Hecla Mining Company Stock Plan for Nonemployee Directors ("Director Stock Plan"). The plan is currently scheduled to terminate on May 15, 2027 and is subject to termination by the Board at any time. Pursuant to the plan, before September 30 of each year, each non-management director is credited with a number of shares determined by dividing the annual equity retainer payable to each non-management director for service on the Board for the following year by the average closing price for Hecla's common stock on the NYSE for the prior calendar year (the "Stock Retainer"). A minimum of 25% of the annual Stock Retainer under the Director Stock Plan is contributed to a grantor

trust established by the Company. Each director may elect, prior to the first day of the applicable year, to have a greater percentage contributed to the grantor trust for that year. The remaining portion of the Stock Retainer will be transferred to the non-management director as soon as practicable.

Non-management directors joining the Board after September 30 of any year will be credited with a pro rata grant of shares when they join the Board. A minimum of 25% of their Stock Retainer for that year will be contributed to the trust. Each director may elect, within 30 days after becoming a participant in the Director Stock Plan, to have a greater percentage contributed to the grantor trust for that year. The remaining portion will be transferred to these directors as soon as practicable after they become members of the Board.

The shares held in the grantor trust are subject to the claims of our creditors until delivered under the terms of the Director Stock Plan. Delivery of the shares from the trust occurs upon the earliest of: (i) death or disability; (ii) retirement from the Board; (iii) a cessation of the director's service for any other reason; (iv) a change in control of the Company (as defined in the Director Stock Plan); or (v) a time elected by the director, except that shares must be held in the trust for at least two years prior to delivery. As of December 31, 2019, there were 2,867,888 shares remaining available for issuance under the Director Stock Plan.

The following chart summarizes the annual cash and equity compensation for our non-management directors during 2019.

Non-Management Director Compensation for 2019

Director	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Catherine J. Boggs	102,000	65,011	0	167,011
Ted Crumley, Chairman	218,000	65,011	0	283,011
George R. Johnson	104,000	65,011	5,000	174,011
George R. Nethercutt, Jr.	102,000	65,011	0	167,011
Stephen F. Ralbovsky	110,000	65,011	0	175,011
Terry V. Rogers	110,000	65,011	2,500	177,511
Charles B. Stanley	104,000	65,011	0	169,011

[1] The amounts shown in this column represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ASC Topic 718. For a description of the assumptions used in valuing the awards please see Note 10 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2019. The stock awards column represents the aggregate grant date fair value of the stock granted to each non-management director under the Director Stock Plan in 2019 as computed in accordance with ASC Topic 718. For each director, the number of common shares granted was determined by dividing $120,000 by the average closing price for Hecla's common stock on the NYSE for the prior calendar year ($3.3225) ($120,000 ÷ 3.3225 = 36,117). On June 28, 2019, each non-management director received 36,117 shares of our common stock under the terms of the Director Stock Plan. Based on our closing stock price on the NYSE on the date of grant of June 28, 2019 ($1.80), the grant date fair value for each grant of 36,117 shares was $65,011. (This amount does not reflect the actual amount that may be realized by each director).

[2] Amounts in this column reflect matching contributions under the Company's charitable matching gift program. See *Political Contributions and Engagement* on page 92.

Other

The Company covers directors under its overall director and officer liability insurance policies, as well as reimbursing them for travel, lodging, and meal expenses incurred in connection with their attendance at Board and committee meetings, meetings of shareholders, and for traveling to visit our operations. Directors are eligible, on the same basis as Company employees, to participate in the Company's matching gift program, pursuant to which the Hecla Charitable Foundation matches contributions made to qualifying nonprofit organizations. Beyond these items, no other cash compensation was paid to any non-management director.

Non-Management Director Stock Ownership

The following table summarizes the non-management directors stock ownership as of December 31, 2019. See *Stock Ownership Guidelines* on page 66 for further discussion. As of December 31, 2019, with the exception of Ms. Boggs and Messrs. Crumley, Johnson and Ralbovsky, all other non-management directors met the guidelines.

Non-Management Director Stock Ownership as of December 31, 2019

Director	Annual Retainer ($)	X Annual Retainer	Total Value of Shares to be Held ($)	Shares Held Directly (#)	Shares Held in Grantor Trust[1] (#)	Total Shares (#)	Total Value of Shares Held by Director ($2.1421)[2] ($)	Meets Guidelines
Boggs[3]	98,000	3x	294,000	40,540	84,667	125,207	268,206	No
Crumley[4]	218,000	3x	654,000	126,536	164,539	291,075	623,512	No
Johnson[5]	98,000	3x	294,000	17,273	92,200	109,473	234,502	No
Nethercutt	98,000	3x	294,000	31,686	106,188	137,874	295,340	Yes
Ralbovsky[5]	98,000	3x	294,000	17,273	92,200	109,473	234,502	No
Rogers	98,000	3x	294,000	122,313	111,809	234,122	501,513	Yes
Stanley	98,000	3x	294,000	100,536	133,586	234,122	501,513	Yes

[1] As of December 31, 2019, the total amount of shares held in trust pursuant to the terms of the Stock Plan for Nonemployee Directors by each of the above-named directors.

[2] The value of shares held is determined by using the average closing price of the Company's common stock for the calendar year on the NYSE, which for 2019 was $2.1421.

[3] Ms. Boggs joined the Board in January 2017 and has until January 2022 to comply with the guidelines.

[4] Under the Company's Stock Ownership Guidelines, Mr. Crumley may not sell or transfer any shares until the threshold has been achieved.

[5] Messrs. Johnson and Ralbovsky joined the Board in March 2016 and have until January 2021 to comply with the guidelines.

Additional information regarding shares held by the non-management directors is included in the *Security Ownership of Certain Beneficial Owners and Management* table on page 93.

Ratification of the Appointment of BDO USA, LLP as Our Independent Registered Public Accounting Firm for 2020

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. The committee appointed BDO USA, LLP ("BDO") as the independent registered public accounting firm for Hecla for the calendar year ending December 31, 2020. BDO has been retained in that capacity since 2001. The committee is aware that a long-tenured auditor may be believed by some to pose an independence risk. To address these concerns, the committee:

- reviews all non-audit services and engagements provided by BDO, specifically with regard to the impact on the firm's independence;
- conducts a quarterly assessment of BDO's service quality, and its working relationship with our management;
- conducts regular private meetings separately with each of BDO and our management;
- interviews and approves the selection of BDO's new lead engagement partner with each rotation; and
- at least annually obtains and reviews a report from BDO describing all relationships between the independent auditor and Hecla.

The members of the committee believe that the continued retention of BDO to serve as our independent registered public accounting firm is in the best interests of Hecla and our shareholders.

Although ratification is not required, the Board is submitting the appointment of BDO to our shareholders for ratification because we value our shareholders' views on our independent registered public accounting firm, and as a matter of good governance practice. In the event our shareholders fail to ratify the appointment, it will be considered as a direction to the Board and to the committee to consider the appointment of a different firm. Even if the appointment is ratified, the committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interest of the Company and our shareholders.

Representatives of BDO will be present at the Annual Meeting with the opportunity to make statements and respond to appropriate questions from shareholders present at the meeting.

Required Vote

Under the Sarbanes-Oxley Act of 2002, the Audit Committee has the sole authority to appoint the independent registered public accounting firm for the Company. However, the Board feels that it is important for the shareholders to ratify the selection of BDO USA, LLP. This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting, whether in person or by proxy. Abstentions and broker non-votes are not counted as votes cast, and thus will have no effect on the outcome of the vote. Votes marked "against" will have an effect on the outcome of the vote. The appointment of our independent registered public accounting firm for calendar year 2020 is considered a "routine" matter and brokers that are not directed how to vote are permitted to vote shares held in street name for their customers on this proposal.

You may vote "FOR," "AGAINST," or "ABSTAIN" on the proposal to ratify the appointment of BDO USA, LLP as our independent registered public accounting firm for 2020.

 The Audit Committee and Board recommend shareholders vote **"FOR"** the ratification of the appointment of BDO USA, LLP as our independent registered public accounting firm for 2020.

Pre-Approval Process

The committee is responsible for reviewing and, if appropriate, pre-approving all audit, audit-related and non-audit services to be performed by our independent registered public accounting firm. The committee charter authorizes the committee to establish a policy and related procedures regarding the pre-approval of audit, audit-related and non-audit services to be performed by our independent registered public accounting firm.

The committee has delegated its pre-approval authority to the Chair of the committee, who is authorized to pre-approve services to be performed by our independent registered public accounting firm and the compensation to be paid for such services until the next regularly-scheduled meeting of the committee, provided that in such case the Chair shall provide a report to the committee at its next regularly-scheduled meeting of any services and compensation approved by the Chair pursuant to the delegated authority. On a periodic basis, management reports to the committee the actual spending for projects and services compared to the approved amounts.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by BDO for the audit of our annual financial statements for the years ended December 31, 2018 and December 31, 2019, and fees for other services rendered by BDO during those periods.

	2019	2018
Audit Fees[1]	$ 960,160	$ 979,640
Audit Related Fees[2]	88,000	91,000
Tax Fees[3]	48,000	23,000
All Other Fees	—	—
Total	$1,096,160	$1,093,640

[1] Relates to services rendered in connection with the annual audit of our consolidated financial statements, quarterly reviews of financial statements included in our quarterly reports on Form 10-Q, and fees related to the registration of securities with the SEC.

[2] Consisted principally of fees for audits of financial statements of employee benefit plans.

[3] For 2019, consisted of fees for tax assistance in preparation of the Scientific Research & Experimental Development Tax Credits Application of Hecla Quebec (one of our subsidiaries) for its 2017 and 2018 fiscal years, submitted to Revenue Canada.

Report of the Audit Committee

The committee acts under a written charter. You may obtain a copy of the charter in the "Investors" section of www.hecla-mining.com under "Corporate Governance."

In the performance of its oversight responsibilities, the committee (1) reviewed and discussed with management and the independent registered public accounting firm the Company's audited financial statements for the fiscal year ended December 31, 2019; (2) discussed with the Company's independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") Audit Standard No. 1301, *Communications with Audit Committees*; (3) received the written disclosures and the letter from the Company's independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the committee regarding independence; and (4) discussed with the Company's independent registered public accounting firm any relationships that may impact its objectivity and independence and satisfied itself as to the firm's independence. During 2019, the committee worked with management, our internal auditor and our independent auditor to address Sarbanes-Oxley Section 404 internal control requirements. The committee met six times in 2019.

Company management is responsible for the assessment and determination of risks associated with the Company's business, financial reporting, operations and contractual obligations. The committee, together with the Board of Directors, is responsible for oversight of the Company's management of risks. As part of its responsibilities for oversight of the Company's management of risks, the committee has reviewed and discussed the Company's enterprise-wide risk assessment, and the Company's policies with respect to risk assessment and risk management, including discussions of individual risk areas as well as an annual summary of the overall process.

The committee has discussed with both Hecla's internal auditor and independent registered public accounting firm the overall scope of the plans for their respective audits. The committee regularly meets with a representative of the firm hired to serve as Hecla's internal auditor and representatives of the independent registered public accounting firm, in regular and executive sessions, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of Hecla's financial reporting and compliance programs.

Management is responsible for the Company's financial reporting process, including establishing and maintaining adequate internal control over financial reporting and the preparation of the Company's financial statements. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion on the conformity of the Company's audited financial statements with U.S. generally accepted accounting principles. The Company's independent registered public accounting firm also is responsible for performing an independent audit of the effectiveness of the Company's internal controls over financial reporting and issuing a report thereon. The committee relies, without independent verification, on the information provided to it and on the representations made by management and the Company's independent registered public accounting firm. Based on the review and discussion and the representations made by management and the Company's independent registered public accounting firm, the committee recommended to the Board that the audited consolidated financial statements for the fiscal year ended December 31, 2019, be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and filed with the SEC.

The material contained in this Audit Committee Report does not constitute soliciting material, is not deemed filed with the SEC, and is not incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made on, before, or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing, except to the extent that the Company specifically incorporates this Audit Committee Report by reference therein.

Respectfully submitted by
The Audit Committee of the
Board of Directors

Stephen F. Ralbovsky, Chair
Catherine J. Boggs
George R. Johnson
Charles B. Stanley

Approval, on an Advisory Basis, of Our Executive Compensation

Our Board seeks your vote to approve, on an advisory basis, the compensation paid to our NEOs for 2019 as set forth under the heading *Compensation Discussion and Analysis* on page 46 and in the accompanying compensation tables starting on page 75, and related material. The Board believes that the Company's current executive compensation program is right for the Company and our shareholders. The Company's executive compensation program is designed to attract, retain, and motivate talented individuals who possess the executive experience and the leadership skills needed by the Company in order to maintain and increase shareholder value. The Company seeks to provide executive compensation that is competitive with that provided by companies in our peer group within the mining industry. The Company also seeks to provide both short-term and long-term financial incentives to our executives that reward them for good performance and achieving financial results and strategic objectives that are expected to contribute to increased long-term shareholder value.

Underlying these incentives is a strong philosophy of "pay-for-performance" that forms the foundation of decisions regarding the compensation of our NEOs. This compensation philosophy, which has been consistent over many years, is designed to align the interests of our NEOs with the interests of our shareholders and is central to our ability to attract, retain and motivate executive leaders to guide the Company through market challenges over the long-term.

The primary methods we use to align the interests of our NEOs with our shareholders and to achieve "pay-for-performance" include:

- Placing a vast majority (80.8%) of the CEO's total compensation at-risk;
- Striking the right balance between short- and long-term results; and
- Selecting appropriate performance metrics, including market-based measures such as TSR, annual financial and operational goals such as production and EBITDA, and individual performance goals that drive our long-term business strategy.

In 2019, we continued our shareholder outreach program. We reached out to the holders of 44% of our common stock, and had engagement with shareholders holding 21% of our shares, as well as with the two major proxy advisory firms. Our Compensation Committee chairman participated in some of these meetings. Feedback from our shareholders is carefully considered by the Compensation Committee in making compensation decisions. See *Shareholder Outreach in 2019* on page 19 for further discussion.

Some highlights of our executive compensation program and recent Compensation Committee actions include the following:

- ✔ Our CEO's compensation has been lower year-over-year since 2017, and our NEOs compensation, on average, has been lower year-over-year since 2017;
- ✔ exercised discretion to reduce the payout of our CEO under the STIP (70%) below the Company performance rating (87% of target);
- ✔ the performance-based shares awarded to our CEO and NEOs in 2017 vested on December 31, 2019 with a value of $0, due to the failure of the Company's TSR to be above the 50th percentile of its peer group; and
- ✔ changed the LTIP to more closely align payout with share performance by making TSR a positive or negative multiplier of performance depending on relative share performance, while capping payouts at target if absolute return is negative.

In considering how to vote on this proposal, we urge you to review the relevant disclosures in this Proxy Statement, particularly the section titled *Compensation Discussion and Analysis*, which contains detailed information about our executive compensation program. We currently hold our "Say-on-Pay" advisory vote every year.

The Board and the Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the NEO compensation as disclosed in this Proxy Statement, the Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program.

We are asking shareholders to approve the following resolution at the 2020 Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, described in the Compensation Discussion and Analysis, Summary Compensation Table for 2019, and the related compensation tables and narrative in the Proxy Statement for the Company's 2020 Annual Shareholders' Meeting, is hereby APPROVED."

Required Vote

The advisory vote on executive compensation will require the affirmative vote of a majority of votes cast at the Annual Meeting, whether in person or by proxy. Under a majority of votes cast standard, the shares voted "for" Proposal 3 must exceed the number voted "against" Proposal 3 for the proposal to be approved. Abstentions and broker non-votes are not counted as votes cast for this purpose and will have no effect on the outcome of the vote. Votes marked "against" will have an effect on the outcome of the vote. Even though your vote is advisory and therefore will not be binding on the Company, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

You may vote "FOR," "AGAINST," or "ABSTAIN" on the proposal to approve the compensation of our NEOs.

 The Board recommends that you vote **"FOR"** approval of the compensation of our NEOs.

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Committee strives to design a fair and competitive compensation program for executive officers that will attract, motivate and retain highly qualified and experienced executives, reward performance and provide incentives based on our performance, with an overall emphasis on maximizing our long-term shareholder value. Our executive compensation program consists of several components, including base salary, short- and long-term performance awards (paid in cash or equity), equity awards, a deferred compensation plan and retirement benefits. This *Compensation Discussion and Analysis* ("CD&A") provides information regarding our compensation objectives, the relationship between the components of our compensation program and our objectives and factors considered by the committee in establishing compensation levels for our NEOs. The NEOs who are discussed throughout this CD&A and in the compensation tables are:

Name	Age	Principal Position
Phillips S. Baker, Jr.	60	President and CEO
Lindsay A. Hall	64	Senior Vice President and Chief Financial Officer
Lauren M. Roberts	54	Senior Vice President and Chief Operating Officer
Robert D. Brown	51	Vice President – Corporate Development
David C. Sienko	51	Vice President and General Counsel
Lawrence P. Radford	59	Former Senior Vice President and Chief Technical Officer
Dr. Dean W.A. McDonald	63	Former Senior Vice President – Exploration

Executive Summary

Hecla is a leading primary low-cost silver producer with operating silver mines in Alaska (Greens Creek), Idaho (Lucky Friday), and Mexico (San Sebastian) and is a growing gold producer with operating mines in Quebec, Canada (Casa Berardi) and Nevada (Fire Creek). We also produce lead and zinc. In addition to our diversified silver and gold operating and cash-flow generating assets, we have a number of exploration properties and pre-development projects in eight world-class silver and gold mining districts in North America. With an active exploration and development program, we have consistently grown our reserve base for future production, with 2020 reserves totaling 212 million ounces of silver and 2.7 million ounces of gold reserves.

Our philosophy is to achieve excellent mine safety and health performance by promoting a deeply-rooted value-based culture, leveraging mining skills developed over the Company's long history and by innovating new practices. We implement this goal by training employees in safe work practices; establishing, following and improving safety standards; investigating accidents, incidents and losses to avoid recurrence; involving employees in the establishment of safety standards; and participating in the National Mining Association's CORESafety program. In 2016, we were proud to be the first hardrock mining company to be certified under the National Mining Association's CORESafety system. In 2018, the Casa Berardi Mine was the first international mine to receive certification under the CORESafety system. Our Lucky Friday Mine was named a 2018 Sentinels of Safety award winner by the National Mining Association for its stellar safety record. Because of our implementation of these safety standards, in 2019, we achieved an overall 20% reduction in the AIFR across all our operating mines, and from 2014 to 2019, we achieved a total AIFR reduction of 70%.

We believe very strongly that the future of mining lies in productivity increases, and one of the best ways to increase productivity and safety is by automating certain mining tasks. This automation allows the miners to move away from the mining face, and, in some cases, operate the machinery from surface, or have machinery that operates by itself, allowing the mine to remain productive even during the shift change. We have begun introducing automated drilling, tele-remote mucking, automated hauling trucks and battery powered equipment at some of our operations. Although mostly on a trial basis, we can see the benefits this innovation brings and are excited for the potential transformation they will enable in the future. In addition, we invested in mill improvements and other innovations that we expect will yield significant returns over the long-term for relatively modest investments.

Key Operating and Financial Results

The mining business requires long-term planning and implementation of operating strategies over several years to deliver successful operating and financial results. Accordingly, in the table below and summary that follows, we set forth our key operating and financial results for years 2019, 2018 and 2017.

	As of and for the Year Ended December 31,		
Key Results	**2019**	**2018**	**2017**
Silver (ounces) produced	12,605,234	10,369,503	12,484,844
Gold (ounces) produced	272,873	262,103	232,684
Lead (tons) produced	24,210	20,091	22,733
Zinc (tons) produced	58,857	56,023	55,107
Silver-equivalent ounces produced[2]	47,203,721	43,638,249	40,907,867
Gold-equivalent ounces produced[2]	549,287	540,174	554,876
Sales of products (in thousands)	$ 673,266	$ 567,137	$ 577,775
Net income (loss) (in thousands)	$ (99,557)	$ (26,563)	$ (28,520)
Basic income (loss) per common share	$ (0.20)	$ (0.06)	$ (0.07)
EBITDA[3] (in thousands)	$ 129,264	$ 148,585	$ 156,922
Cash from operating activities (in millions)	$ 120.9	$ 94.2	$ 115.9
Cash, cash equivalents and short-term investments (in millions)	$ 62.5	$ 27.4	$ 219.9

Two of our most important achievements during our 2019 STIP period (January 2019 to February 2020) were:

- resolving the labor strike at our Lucky Friday Mine; and
- refinancing our 6.875% senior notes.

Our overall operating and financial results are more fully described in *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K filed with the SEC on February 10, 2020. During the STIP period described above, we achieved the following:

- achieved a 20% reduction in our AIFR as well as achieving the lowest AIFR in Company history;
- our Lucky Friday Mine was awarded the Sentinels of Safety Award;
- increased overall proven and probable reserves at December 31, 2019, with reserves for silver, lead and zinc increasing by 11%, 5% and 8%, respectively, compared to their levels in 2018. The reserves for silver, lead and zinc represent the highest levels in our 129-year history;
- achieved a net debt reduction of approximately $136 million, or more than 23% from the peak net debt mid-year;
- 2019 Adjusted EBITDA[4] was $6.4 million higher than 2018, primarily due to lower spending in Nevada, higher sales, and lower exploration spending;
- recorded sales of $673.3 million (the highest in the Company's history);
- had silver production of 12.6 million ounces, up 22% and record gold production of 272,873 ounces, up 4% over 2018.
- cash and cash equivalents of $62 million at year-end, an increase of $35 million from year-end 2018, with no borrowings on the revolving line of credit facility;
- cash flows from operations of $120.9 million; and
- began the process of bringing the Lucky Friday Mine back into full production.

[2] Silver and gold equivalent production includes silver, gold, lead and zinc production converted to silver and gold ounces using average prices for each year.

[3] Earnings before interest, taxes, depreciation, and amortization ("EBITDA") is a measurement that is not in accordance with GAAP. EBITDA is used by management, and we believe is useful to investors, for evaluating our operational performance. A reconciliation of this non-GAAP measure to net (loss), the most comparable GAAP measure, can be found in Appendix A under Reconciliation of Net (Loss) (GAAP) to Earnings Before Interest, Taxes, Depreciation, and Amortization (non-GAAP).

[4] Adjusted EBITDA is a measurement that is not in accordance with GAAP. Adjusted EBITDA is used by management, and we believe is useful to investors, to evaluating our operational performance. A reconciliation of this non-GAAP measure to net loss, the most comparable GAAP measure, can be found in Appendix A under *Reconciliation of Net Loss (GAAP) to Adjusted EBITDA Less Capital*.

Benchmarking and Competitive Analyses

To attract, motivate and retain key executives, our goal is to provide competitive compensation. We have adopted a pay-for-performance philosophy that incentivizes performance by targeting base salaries below the median of our peer group, but targeting incentives above the peer median. Our NEO base salaries are targeted between the 25th and 50th percentiles. When including the short- and long-term incentives, we target the NEOs' total direct compensation at approximately the 75th percentile. The process of setting targeted compensation includes consideration of an NEO's skills, experience, knowledge and reputation in the industry, as well as Company needs.

Central to the pay review process is the selection of a relevant peer group. Because we operate in a global business that is dominated by Canadian companies, our peer group reflects this with only two U.S. companies among our peer group. In addition, our co-headquarters is in Vancouver, British Columbia, where some of our NEOs work. The committee reviews and determines the composition of our peer group on an annual basis. In May 2019, the committee removed from the peer group Tahoe Resources due to their merger with Pan American, and Yamana Gold due to the size of the company compared to Hecla.

In 2019, our peer group was made up of the following 13 companies, whose aggregate profile was comparable to Hecla in terms of size, industry and competition for executive talent.

Company	Annual Revenue[1] ($millions US)	Market Cap[1] ($millions US)	Total Assets[1] ($millions US)	Corporate Location
IAMGOLD Corporation	1,111	1,717	2,827	Canada
Centerra Gold Inc.	1,129	1,254	2,827	Canada
Pan American Silver Corporation	784	2,239	1,937	Canada
Kirkland Lake Gold	916	5,470	1,710	Canada
Coeur Mining Inc.	626	909	1,713	United States
Detour Gold Corporation	776	1,481	2,468	Canada
B2Gold Corp.	1,225	2,896	2,548	Canada
Alamos Gold Inc.	652	1,408	3,265	Canada
SSR Mining	421	1,454	1,521	Canada
Royal Gold, Inc.	426	5,611	2,675	United States
Eldorado Gold	459	464	4,629	Canada
New Gold Inc.	605	445	2,170	Canada
First Majestic Silver Corp.	301	1,139	926	Canada
Median	**714**	**1,468**	**2,508**	
Hecla Mining Company	**567**	**1,133**	**2,704**	United States

[1]   In $US millions for and as of year-end 2018.

The peer group is composed entirely of publicly held companies, most of which are engaged in the business of mining precious metals, with revenue, market capitalization and total assets within a reasonable range of Hecla's. We believe these peer companies are appropriate because they are in the same industry, compete with us for executive talent, have executives in positions similar to ours, and are considered by the committee to be in an acceptable range of revenue, market capitalization and/or total assets compared to Hecla.

During our shareholder outreach, many of our largest shareholders have informed us that, compared to peer groups selected by proxy advisory firms, they consider the peer group chosen by us to be the most relevant and appropriate for compensation and performance benchmarking purposes. The peer group selected last year by Glass-Lewis included 13 of our 15 selected peers. The peer group selected by Institutional Shareholder Services ("ISS") included only two of our 15 selected peers. The rest of the peer group selected by ISS contained U.S.-based companies in the industrial and specialty chemicals, plastics, coatings, nickel and cobalt-based alloys, steel products and other industries – companies and industries whose market fundamentals are materially different from that of the precious metals mining industry. We understand that ISS's internal policies prohibit its selection of Canadian companies (which account for 12 of our peers) and require that Hecla be compared to companies having only similar revenue instead of similar market capitalization or total assets. We believe that a fair compensation peer group, in terms of both industry profile and size, should not be selected for Hecla without including Canadian companies.

In making compensation decisions, the committee also reviews survey data provided by Mercer LLC ("Mercer") from the following mining and general industry survey sources:

- Mercer U.S. Mining Industry Compensation Survey
- Mercer Canadian Mining Industry Compensation Survey
- Mercer U.S. Premium Executive Remuneration Suite (general industry)

The committee reviewed an analysis of executive compensation levels at the 25th, 50th and 75th percentiles of the peer group and the survey data for positions comparable to those held by each of our NEOs. The committee also compared the target total cash compensation (base salary plus target annual incentive) and target total direct compensation (base salary plus target short-term incentive plus the value of long-term target incentives) for each of the NEOs against these benchmarks. For retention and competitive considerations, in comparison to the peer group data or survey data applicable to each NEO's position, we generally target each NEO's total cash compensation at approximately the median level and the total target direct compensation at or above the median level and deliver compensation above or below these levels when warranted by performance.

In 2019, target total direct compensation (base salary, short- and long-term incentives) for our NEOs was between the median and the 75th percentile of both the peer group and survey data.

In 2019, the committee also approved a separate peer group to be used specifically with regard to TSR, which consisted of the following companies:

IAMGOLD Corporation	Alamos Gold	Detour Gold
Pan American Silver Corporation	Kirkland Lake Gold Ltd.	SSR Mining
B2Gold Corp.	Centerra Gold	New Gold Inc.
Coeur Mining	Eldorado Gold	First Majestic

The Compensation Committee Process and the Role of Management and Compensation Consultants

Role of the Committee. The committee, consisting entirely of independent members (Rogers, Crumley, Nethercutt and Boggs), has primary responsibility for executive compensation decisions. The committee carries out its responsibilities under a charter approved by the Board. The committee has the authority to approve all executive compensation, including our CEO's (but not that of our independent directors, which remains decided by the full Board). In 2019, the committee received assistance from its independent executive compensation consultant, Mercer, and used the information in making decisions and conducting its annual review of the Company's executive compensation program. In 2019, the committee assessed the Company's compensation arrangements to determine if their provisions and operation created undesired or unintentional risks of a material nature. The committee found that our compensation policies and practices do not create inappropriate or unintended material risk to the Company as a whole.

Role of Independent Compensation Consultant. Mercer performs executive compensation services solely on behalf of the committee, is engaged by and reports directly to the committee, meets separately with the committee with no members of management present, and consults with the committee chair between meetings.

The committee has assessed Mercer's independence in light of SEC rules and NYSE listing standards and has determined that Mercer's work does not raise any conflicts of interest or independence concerns. The Mercer consultants who worked with the committee were Tracy Bean, project manager, who was assisted by Raphael Katsman, a principal of Mercer.

Pursuant to a written agreement dated January 30, 2019, between Mercer and the committee, below are the material aspects of the services the committee asked Mercer to perform with respect to executive compensation and related matters in 2019:

- evaluate the competitiveness of the total direct compensation package provided to Hecla's executive officers; and specifically, to compare Hecla's current executive officer compensation with compensation provided to executives in similar roles in comparable organizations;

- review updated information regarding Hecla's executive compensation program and the positions to be benchmarked, including organization charts, position descriptions, current total compensation and other relevant data;
- review last year's peer group to determine if the included companies continue to be appropriate and if any additional companies should be considered for inclusion;
- collect and analyze compensation data from the most recent proxy filings of the peer group and from survey sources and summarize the market pay data by the 25th, 50th and 75th percentile levels and compare Hecla's executive compensation levels to the proxy and survey data separately;
- analyze the year-over-year change in compensation levels for Hecla compared to each market data source;
- analyze Hecla's long-term incentive and equity practices compared to peers;
- prepare a report to the committee summarizing their methodology, findings and overall recommendations;
- assist the committee in meeting its obligation to issue a Compensation Committee Report recommending inclusion of the CD&A in the Proxy Statement; and
- provide ongoing advice and consultation throughout the year to assist the committee, including attendance at committee meetings, if needed.

In addition to providing technical support and input on market practices, the committee's goal in using a compensation and benefits consultant is to provide external benchmark information for assessing compensation relative to our compensation philosophy. As described under *Benchmarking and Competitive Analyses* on page 48, Mercer assisted the committee in identifying the appropriate companies to be included in our peer group for executive and director compensation and pay practices, and in benchmarking our executive pay against the peer group.

In June 2019, Mercer performed a competitive analysis and presented its findings and recommendations to the committee. The competitive analysis provided detailed comparative data for each executive officer position and assessed each component of pay, including base salary, short- and long-term incentives and total target compensation, as well as the mix of compensation among these pay elements. We compared this information to our executives' compensation by similarity of position. The committee also reviewed our performance and carefully evaluated each executive's performance during the year against established goals, leadership qualities, operational performance, business responsibilities, career with Hecla, current compensation arrangements and long-term potential.

The committee has established procedures that it considers adequate to ensure that Mercer's advice to the committee remains objective and is not influenced by Company management. These procedures include: a direct reporting relationship between the Mercer consultant and the committee; a provision in the committee's engagement letter with Mercer specifying the information and recommendations that can and cannot be shared with management; an annual update to the committee on Mercer's financial relationship with Hecla, including a summary of the work performed for Hecla during the preceding 12 months; and written assurances from Mercer that within the Mercer organization, the Mercer consultants who perform services for Hecla have a reporting relationship determined separately from Mercer's other lines of business and from its other work for Hecla. The total amount of fees for executive compensation consulting services Mercer provided to the committee in 2019 was $60,355.

Role of Management. The committee considers input from the CEO in making determinations regarding our executive compensation program and the individual compensation of each NEO (other than the CEO). As part of our annual review process, the CEO reviews the performance of each NEO (other than the CEO), and their contribution to the overall performance of the Company. Approximately mid-year, the CEO presents recommendations to the committee regarding base salary adjustments, target short-term incentive awards, stock-based grants, and long-term performance unit grants, based on a thorough analysis of relevant market compensation data comparing Hecla with an applicable peer group within the mining industry. The CEO and senior management also make recommendations to the committee regarding our short-term quantitative and qualitative goals, and long-term goals for the NEOs (other than the CEO), as well as recommendations regarding the participation in our stock-based compensation plans and amendments to the plans, as necessary.

Compensation Philosophy and Objectives

Management, the Board and the committee recognize that the mining industry is cyclical, influenced by market factors, and can include wide swings in the prices for precious metals, which are beyond our management's control, which can significantly influence our profitability and share price. Further, we operate in a competitive and challenging industry, and the supply of mining executives is very limited, particularly in the United States. As a result, having a viable compensation strategy is critical to our success.

We expect top-level performance from our executive management team even during downturns in our industry and during periods of Company expansion. Accordingly, the criteria that the committee has established for our performance-based awards have sometimes been very challenging to achieve. Nevertheless, even in years for which we have incurred a net loss, we have often performed better than most of our industry peers in key respects (e.g., reserves and resources). The committee considers this and other factors in evaluating discretionary awards.

Our compensation philosophy is to pay our NEOs competitive levels of compensation that best reflect their individual responsibilities and contributions to the Company, while providing incentives to achieve our business and financial objectives. While comparisons to compensation levels at companies in our peer group are helpful in assessing the overall competitiveness of our compensation program, we believe that our executive compensation program also must be internally consistent and equitable in order for the Company to achieve our corporate objectives.

The pay-for-performance philosophy of our executive compensation programs described in this Proxy Statement plays a significant role in our ability to produce strong operating, exploration, strategic, and financial results. It enables us to attract and retain a highly experienced and successful team to manage our business. Our compensation programs strongly support our business objectives and are aligned with the value provided to our shareholders. Further, as an executive's level of responsibility within our organization increases, so does the percentage of total compensation that we link to performance – through the short- and long-term incentive programs, as well as share performance.

In setting policies and practices regarding compensation, the guiding philosophy of the committee is to:

- have compensation that is primarily at-risk and based on strategic objectives and tactical activities; and
- acquire, retain and motivate talented executives.

The committee believes that a mix of both cash and equity incentives is appropriate, as cash incentives reward executives for achieving both short- and long-term quantitative and qualitative goals, while equity incentives align the interests of our executives with those of our shareholders. In determining the amount of the cash and equity incentives, the committee considers each officer's total compensation on both a short- and long-term basis to assess the retention and incentive value of his or her overall compensation.

We also maintain (or avoid) the following pay practices that we believe enhance our pay-for-performance philosophy and further align our NEOs' interests with those of shareholders:

We DO Have these Practices	We DO NOT Have these Practices
✔ Incentive award metrics that are generally objective and tied to Company performance ✔ 80.8% of CEO and 74.8% of NEO pay is at-risk ✔ Over 68.7% of total compensation for the CEO is performance-based ✔ 60% of total compensation for NEOs other than the CEO is performance-based ✔ 100% of the CEO's short-term incentive compensation is tied solely to Company performance ✔ Rigorous stock ownership requirements for our NEOs and directors ✔ Compensation recoupment "clawback" policy ✔ Double-trigger change in control severance for NEOs ✔ Double-trigger in 2010 Stock Incentive Plan ✔ Time-based equity awards that vest over a three-year period to promote retention ✔ Equity awards that are performance-based depend on relative share performance (as well as time based) ✔ Anti-hedging and anti-pledging policies ✔ Our NEOs, including our CEO, generally must remain employed with the Company through the payment date of their short- and long-term awards, or the awards are forfeited	✖ Repricing of stock options ✖ Perquisites ✖ Excise tax gross-ups

Elements of Total Compensation

We have a multifaceted compensation program. For the year ended December 31, 2019, our executive compensation program consisted of the following elements:

BASE SALARY

Objective: Provide a fixed level of cash compensation for performing day-to-day responsibilities.

Key Feature: Designed to be at less than median so more pay is at-risk.

Terms: Paid semi-monthly.

INCENTIVE PAY

Short-term Incentive Plan

Objective: Focus executives on achieving the Company's short-term goals, and the performance steps necessary to achieve longer-term objectives.

Key Features: The Company's short-term incentive pool is targeted at a fixed percentage of all salaried employees' targeted short-term incentive, but the actual bonus pool is based on achievement of Company goals. Some goals are quantitative, such as EBITDA, production, and AIFR, while others are qualitative and discretionary. Weighting of the corporate performance is 50% quantitative corporate performance goals, 25% qualitative/other goals, and a 25% discretionary factor as determined by the committee. Thus, executive incentive pay is based on a combination of corporate and individual performance.

Terms: Determined by the committee and paid in a single payment following the performance period. Awarded in the first half of each year. Designed to be awarded in cash but may be paid in equity (in full or part). Any NEO receiving an STIP award must be employed with the Company at the time of payment, except for a termination due to death or disability, or their award is forfeited.

Long-term Incentive Plan

Objective: Focus executives on longer-term value creation as determined by the specific targets of the plan.

Key Features: Based on corporate goals achieved over a three-year performance period. A new three-year performance period begins each calendar year and performance units are granted in the first half of each year. Each three-year plan identifies key long-term objectives that are expected to create long-term value for shareholders such as increasing reserves and production, generated cash flow and shareholder returns.

Terms: Determined by the committee and paid in a single payment following the three-year performance period. Awarded in the first half of each year. Designed to be awarded in cash but may be paid in equity (in full or part). Any NEO receiving a LTIP award must be employed with the Company at the time of payment, or their award is forfeited, except in the case of retirement, death or disability. At the time of an employee's retirement, in order to receive any LTIP award that otherwise becomes payable, the employee must at least be age: (i) 60 and have 15 or more years of service with the Company; (ii) 65 and have seven or more years of service with the Company; or (iii) 68. If the participant meets these age and years of service requirements, their prorated portion for outstanding plan periods will be paid after the completion of those plan periods.

EQUITY

Restricted Stock Units

Objectives: Align management's interests with those of shareholders and provide incentive for NEOs to remain with the Company for the long term.

Key Features: Restricted stock unit awards are denominated in shares and delivered in stock with a vesting schedule of three years for NEOs.

Terms: Restricted stock units are granted between May and August of each year. If a NEO leaves the Company for any reason, other than retirement, death or disability, before the vesting date, he or she will forfeit his or her restricted stock units. Also, if a NEO retires before their restricted stock units have vested, he or she must meet certain requirements in order for his or her restricted stock units to continue to vest based on the applicable vesting schedule. At the time of an employee's retirement, in order to receive any unvested restricted stock units, the employee must at least be age: (i) 60 and have 15 or more years of service with the Company; (ii) 65 and have seven or more years of service with the Company; or (iii) 68.

Performance-based Shares

Objectives: Provide incentive for NEOs to remain with the Company for the long term and to align the NEO's interests with those of shareholders.

Key Features: Performance-based shares realize more value the higher the TSR ranks within the selected peer group and have no value if the share performance falls below the 50th percentile among the peer group.

Terms: Performance-based shares are granted to the NEOs in the second quarter of each year and are based on a three-year TSR. If a NEO leaves the Company for any reason, other than retirement, death or disability, before the vesting date, he or she will forfeit his or her performance-based shares. Also, if a NEO retires before their performance-based shares have vested, he or she must meet certain requirements in order for his or her performance-based shares to continue to vest based on the applicable vesting schedule. At the time of an employee's retirement, in order to receive any unvested performance-based shares, the employee must at least be age: (i) 60 and have 15 or more years of service with the Company; (ii) 65 and have seven or more years of service with the Company; or (iii) 68.

KEY EMPLOYEE DEFERRED COMPENSATION PLAN

Objective: Increased exposure to the Company to the extent deferred compensation is tied to the value of Hecla stock, while also providing a tax deferral opportunity and encouraging financial planning.

Key Features: Allows for the voluntary deferral of base salary, short-term incentive pay, long-term incentive pay and restricted stock unit payouts.

Terms: Generally, employee must make election in the previous year to defer in the coming year.

BENEFITS

Objectives: Attract and retain highly qualified executives.

Key Features: Participation in retirement plans, partial company-paid health, dental and vision insurance, life insurance, and accidental death and dismemberment insurance.

Terms: Same terms for all U.S. based executives. Non-U.S. executives receive similar benefits.

Total Compensation Mix

Our executive compensation program – composed primarily of base salary, short- and long-term incentives, and equity awards – is intended to align the interests of our NEOs with the long-term interests of our shareholders. The program is designed to accomplish this by rewarding performance that results in an increase in the value of our shareholders' investment in Hecla. We believe the proportion of at-risk, performance-based compensation should comprise a significant portion of executive pay.

The mix of compensation for our CEO and other NEOs, which we believe is similar to our peer group, is shown below.

CEO Mix of Target Pay



Other NEO Mix of Target Pay



2019 Target Compensation Structure. The following table lists total 2019 target compensation for the NEOs.

NEO	Base Salary[1] ($)	Short-term Incentive Target Award ($)	Long-term Incentive Plan Target Award ($)	Equity[3] ($)	Total ($)
Baker	635,000	635,000	1,140,000	900,000	3,310,000
Hall	380,000	380,000	400,000	375,000	1,535,000
Roberts	380,000	380,000	400,000	375,000	1,535,000
Brown	264,000	184,800	300,000	265,000	1,013,800
Sienko	250,000	175,000	300,000	250,000	975,000
Radford[2]	416,000	416,000	400,000	375,000	1,607,000
McDonald[2]	275,000	275,000	360,000	325,000	1,235,000

[1] Base salaries for calendar year 2019.

[2] Mr. Radford retired on December 11, 2019, and Dr. McDonald retired on September 30, 2019. Neither met the required age and years of service to receive their STIP, LTIP or equity, thus all such incentives were forfeited. See *Summary Compensation Table for 2019* on page 75, and *Grants of Plan-Based Awards for 2019* (footnote on page 77).

[3] Consists of the target values for restricted stock units and performance-based shares as follows:

NEO	Restricted Stock Units ($)	Performance-based Shares ($)	Total Equity Award Value ($)
Baker	400,000	500,000	900,000
Hall	225,000	150,000	375,000
Roberts	225,000	150,000	375,000
Brown	150,000	115,000	265,000
Sienko	150,000	100,000	250,000
Radford	225,000	150,000	375,000
McDonald	200,000	125,000	325,000

Individual base salaries and short-term incentive targets for the NEOs are based on the scope of each NEO's responsibilities, individual performance and market data. At the beginning of each year, we also define the key strategic objectives each NEO is expected to achieve during that year, which are evaluated and approved by the committee.

Overview of our Compensation Decisions and Results for 2019

Summary

Compensation of the NEOs is primarily comprised of base salaries, short-term incentive, long-term incentive, restricted stock units and performance-based shares. In 2019:

- Base salaries of our NEOs were unchanged in 2019;
- The assessment of short-term corporate performance was 87% of target with quantitative factors contributing 34% (target of 50%), qualitative factors contributing 30% (target of 25%) and discretionary factors contributing 23% (target of 25%). The Board exercised negative discretion, and determined each NEO's performance under the STIP to be between 50% and 80% of target, except for Mr. Roberts, who was determined to have achieved 100% of target;
- The 2017-2019 LTIP payout is $99.25 per unit resulting from the performance of the long-term value drivers: reserve growth (297% of target) and production growth (100% of target); the other two metrics, cash flow and TSR, resulted in no payout; and
- Because share performance against the peer group did not meet the threshold for the three-year period 2017-2019, the shares of stock underlying performance-based shares were not issued to our NEOs, (i.e. there was zero payout).

Hecla's compensation program is designed to compensate NEOs for providing shareholders long-term value. The 2019 compensation results were less than 2018 targeted compensation for the NEOs, and the CEO's 2019 compensation was less than his 2018 and 2017 compensation.

Base Salary

Design. Pursuant to our market positioning policy, the committee targets base salaries between the 25th percentile and median of Hecla's peer group for our NEOs. An individual NEO's base salary may be set above or below this market range for that particular position, depending on the committee's subjective assessment of the individual NEO's experience, recent performance and expected future contribution, retention concerns, and the recommendation of our CEO (other than for himself). The committee does not use any type of quantitative formula to determine the base salary level of any of the NEOs. The committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as previously described. Typically, the committee makes annual salary adjustments in the middle of each year for the 12-month period from July 1 to June 30.

Analysis and Decision. In June 2019, the committee reviewed a market analysis prepared by Mercer. The CEO and other NEO base salaries were not adjusted in 2019.

The following table shows annual base salaries for all NEOs from January 1, 2019 through December 31, 2019:

Base Salary for NEOs January 1, 2019 through December 31, 2019

NEO	Salary ($)
Baker	635,000
Hall	380,000
Roberts	380,000
Brown	264,000
Sienko	250,000
Radford	416,000
McDonald	275,000

Incentive Plans

Short-term Incentive Plan ("STIP")

Consistent with Hecla's pay-for-performance philosophy, substantially all salaried employees, including our NEOs, are eligible to participate in the STIP. Early in the current year, the committee approves a company-wide, short-term incentive pool that is available for payment to salaried employees, including the NEOs, the amount of which is based in part on Company performance during the prior year.

Target Opportunities. Each NEO has a target STIP award expressed as a percentage of base salary. The target award is determined based on the following: market assessments and the committee's market positioning policy; the individual NEO's organization level, scope of responsibility and ability to impact Hecla's overall performance; and internal equity among the NEOs. Actual awards are paid after the end of each short-term performance period (usually end of March or beginning of April) and can range from 0% to 200% of the target awards, based on the committee's assessment of our actual performance and the achievement of an individual NEO's goals. Having a limit on our STIP awards reduces the likelihood of windfalls to executives and encourages financial discipline. It is also competitive with typical peer group practice.

For 2019, target STIP award opportunities for the NEOs were as follows:

NEO	Target Short-term Incentive (% of base salary)
Phillips S. Baker, Jr.	100%
Lindsay A. Hall	100%
Lauren M. Roberts	100%
Robert D. Brown	70%
David C. Sienko	70%
Lawrence P. Radford	100%
Dr. Dean W.A. McDonald	100%

Performance Measures and Components. Our management develops proposed targets for each Company performance measure based on a variety of factors, including historical corporate performance, internal budgets, forecasts and growth targets, market expectations and strategic objectives. The committee reviews the targets and adjusts them, as it deems appropriate. The committee believes that linking short-term incentive awards to pre-established goals creates a performance-based compensation strategy consistent with shareholder interests. The committee also believes that incentive compensation targets should be established to drive real and sustainable improvements in operating performance and the strategic position of the Company.

The STIP includes the following components and relative weights:

- quantitative corporate performance factors (measured from January to December) comprising 50% of the targeted award;
- qualitative goals (measured from January 2019 to February 2020) comprising 25% of the targeted award; and
- a discretionary factor (measured from January 2019 to February 2020) as determined by the committee comprising 25% of the targeted award.

Each component can achieve two times the target (200%) with respect to the component, with the maximum total payout limited to two times the total target award level (200%).

Quantitative Corporate Performance Factors. For 2019, the quantitative corporate performance factors under the STIP were divided into three factors (including weighting): production (20%), Adjusted EBITDA less capital (20%), and all injury frequency rate (10%).

The production factor converts gold, lead and zinc to silver equivalent at ratios of 78 oz. silver to 1 oz. gold, 16.0 lb. lead, and 12.8 lb. of zinc. Our production target is 48.0 million silver equivalent ounces. Maximum payout is attained if production achieves 50.5 million ounces. The minimum payout is achieved if production is greater than 47.0 million ounces. Equivalent production was 47.2 million ounces. The quantitative production resulted in a 4% value.

2019 Production Metrics

2019 Production in Silver Equivalent Ounces (includes all metals)		
		% Performance Value
50.5 mm	Maximum	40%
48.0 mm	**Target**	**20**%
<47.0 mm		0%

The Adjusted EBITDA less capital[5] target was $60 million. Maximum payout is achieved if Adjusted EBITDA less capital was $75 million. There is no payout if Adjusted EBITDA less capital was less than $40 million. Adjusted EBITDA less capital was $49.6 million, which was between target and threshold. The Adjusted EBITDA less capital metric resulted in a 10% value.

2019 Adjusted EBITDA Less Capital Metrics

		% Performance Value
$75 mm	Maximum	40%
$60 mm	**Target**	**20**%
<$40 mm		0%

The AIFR target was a 5% reduction from the 2018 AIFR. Maximum payout is achieved if our AIFR reduction was met at 10%. The threshold payout level is a 5% reduction, below which no payout is earned. The reduction in the AIFR was 20%, which is 390% of target. The 2019 AIFR was 1.61, which is a reduction of 20% from the 2018 rate, and resulted in a 20% value for that metric.

AIFR Metric

		Factor Value
10%	Maximum	20%
5%	**Target**	**10**%
<5%		0%

2019 STIP Quantitative Measure Results

	Maximum	**Target**	**Minimum**	**Actual**	**Performance Value**
Production					
Silver equivalent ounces	50.5 mm ozs.	48.0 mm ozs.	47.0 mm ozs.	47.2 mm ozs.	4%
Adjusted EBITDA less capital	$75 mm	$60 mm	$40 mm	$49.6 mm	10%
Work-related injury reduction	10%	5%	0%	20%	20%
Total Quantitative					**34%**

Qualitative Corporate Performance Factors. In addition to quantitative corporate performance factors, our STIP has a component that is based on qualitative goals relating not only to Hecla as a whole, but also to each NEO. This component is targeted to account for 25% of the total STIP award but can account for 0% to 50% of the target award.

For our 2019 STIP, qualitative objectives for NEOs included those related to (i) safety and health, (ii) environmental, (iii) technology and innovation, (iv) continuous improvement, (v) operations, (vi) finance/accounting/IT, (vii) employee development, (viii) acquisitions, (ix) mine life extension, exploration and reserve growth, (x) investor relations, (xi) government and community affairs, and (xii) legal. While many of the goals are subjective in nature, to the extent possible, objective and quantifiable targets are set in order to improve accountability for results.

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[5]   The non-GAAP measurement of Adjusted EBITDA less capital is calculated as the GAAP measure of net loss plus/less the following items: interest expense, income tax benefit, depreciation, depletion and amortization expense, interest and other income/expense, acquisition costs, loss on investments, unrealized loss (gain) on derivatives contracts, provision for environmental matters, provisional price losses (gains), foreign exchange loss (gain), stock-based compensation, suspension costs, loss (gain) on disposition of properties, plants, equipment and mineral interests, and capital expenditures at our operating mines. A reconciliation of EBITDA less capital to the most comparable GAAP measure of net loss for the year ended December 31, 2019, is included in Appendix A of this Proxy Statement.

For 2019, the committee assessed qualitative performance at 30%. The committee based its assessment on the following factors:

- obtained a final Plan of Operations approval for Rock Creek;
- advanced exploration economics at projects in Quebec;
- signed a 3-year collective bargaining agreement with the union representing miners at our Lucky Friday Mine;
- negotiated milling agreements to process oxides at San Sebastian;
- completed design and economic evaluation of the Hugh Zone deposit;
- developed and implemented a water management plan at Fire Creek;
- developed initial drilling and mining plans for Hatter Graben;
- improved availability of underground mobile equipment at Greens Creek;
- completed manufacturing of the Remote Vein Miner;
- captured and quantified the benefits of continuous improvement initiatives in new technologies;
- improved the throughput of Casa Berardi milling with limited capital investment;
- expanded Casa Berardi underground resource and extended the underground mine life;
- refinanced $475 million of senior notes with an 8-year term;
- restructured our credit agreement to provide more flexibility;
- reduced outside tax consulting fees by 50%;
- implemented successful succession plans for key positions such as our Chief Operating Officer and our General Manager at Greens Creek;
- consolidated employee benefit plans;
- revised the LTIP to strengthen the connection between shareholder value and payout;
- completed 43-101 technical reports at Greens Creek and Casa Berardi;
- implemented new innovative exploration technologies;
- advanced our ESG profile; and
- resolved multiple legal cases in a favorable manner.

Discretionary Factor. The final component of our STIP is at the discretion of the committee and it is targeted to account for 25% of the total STIP award but can account for 0% to 50% of the target award. For 2019, the committee determined the discretionary factor performance value to be at 23%. The committee based its assessment primarily on the following significant performance results by Hecla in 2019:

- operated the Lucky Friday Mine with salaried staff and replacement workers;
- advanced the EL Toro project and conducted a bulk sample of the Hugh Zone;
- achieved highest silver, lead and zinc reserves in the Company's history;
- increased Greens Creek silver reserves by 22% and extended the mine life;
- brought high grade intersections into the Casa Berardi Mine plan beginning in 2021;
- achieved lowest AIFR in Company's history;
- increased utilization of video systems to reduce travel costs;
- negotiated new line of credit;
- generated sufficient cash flow in second half of 2019 to repay draws on the revolving line of credit;
- consolidated corporate headquarters to one floor and reduced costs;
- reduced collateral requirements for bonding;
- sold interest in junior mining company for $2 million;
- successful base metal hedges; and
- successfully negotiated carbon sales to third parties.

NEO Year-end 2019 Performance. The STIP qualitative, quantitative and discretionary factors resulted in a corporate performance that the committee concluded to be 87% of target. NEOs performance is based on a combination of corporate performance, individual goals and the impact they have on shareholder value. The committee believes that our NEOs' performance goals should support and help achieve the Company's strategic objectives and be tied to their areas of responsibility. Individual performance goals for each NEO, except the CEO, were proposed by the CEO and reviewed and approved by the committee. The CEO's goals are based 100% on corporate performance.

After the end of the year, our CEO reviews each NEOs progress against their individual performance goals and makes a recommendation to the committee. When making its award determinations, the committee did not assign a specific weighting to any of the individual's goals, but instead reviewed each NEO's progress against their individual goals in the aggregate. The following is a summary description of the performance goal results for each of the NEOs for 2019, except our CEO, who is discussed separately below.

Mr. Hall	Year-end 2019 Performance Results
	▪ pursued and successfully implemented a new budget model to enhance future growth;
	▪ refinanced $506.5 million of senior notes with issuance of $475 million of new senior notes with an 8-year term;
	▪ managed cash flows including overseeing active hedging programs;
	▪ renegotiated the Company's revolving line of credit;
	▪ determined purchase price accounting related to the Klondex acquisition; and
	▪ facilitated the $30 million debt for equity swap with Ressources Quebec.

Mr. Roberts	Year-end 2019 Performance Results
	▪ delivered strong safety performance across the Company;
	▪ instrumental in advancing technological improvements at mining operations;
	▪ oversaw improved equipment availability at our Greens Creek Mine; and
	▪ led the process of operating the Lucky Friday Mine with salaried employees and replacement workers.

Mr. Brown	Year-end 2019 Performance Results
	▪ negotiated third-party toll milling agreements;
	▪ negotiated the acquisition of the Dieppe property (a group of claims adjacent to our Casa Berardi mine);
	▪ was instrumental in equity divestitures in our investment portfolio;
	▪ facilitated the sale of interests in a junior exploration company for $2 million; and
	▪ worked with the exploration group to develop geological criteria and project ranking in key strategic areas in Nevada and Abitibi.

Mr. Sienko	Year-end 2019 Performance Results
	▪ led Company's efforts in successfully resolving multiple litigation and regulatory matters, including a successful appeal to the Montana Supreme Court related to the Montanore Project;
	▪ successfully renewed the Company's at-the-market equity offering program which was instrumental in supporting the Company's liquidity in 2019 and into 2020;
	▪ supported the Board and managed or supported the Company's corporate governance, regulatory, compliance, and disclosure programs;
	▪ supported multiple business units across a wide array of commercial agreements, including amendments to the Company's revolving credit agreement; and
	▪ managed the $30 million debt for equity swap with Ressources Quebec, helping to decrease the Company's debt.

The committee evaluated each NEO's performance in managing their functions, the progress they made towards their individual goals and the Company's goals as discussed above, and the overall success of the Company in 2019. While the NEOs completed various goals, the overall performance of the Company was less than expected during 2019. As a result, the committee exercised negative discretion and determined that each of the NEO's performance under the STIP to be between 50% and 80% of target, except for Mr. Roberts, who was determined to have achieved 100% of target.

Mr. Baker's short-term incentive is based 100% on corporate performance. Although the Company produced record ounces of silver, lead and zinc, ended the Lucky Friday Mine labor strike, refinanced the senior notes, and achieved a 20% reduction in AIFR during the STIP period, the committee awarded Mr. Baker 70% of his targeted short-term incentive award, a 20% reduction from the corporate rating of 87%, because the overall performance of the Company was less than expected during 2019 as a whole.

2019 STIP Award Summary. For 2019, based on the assessment by the committee of the Company's overall performance on both quantitative and qualitative measures, as well as relevant discretionary factors under the STIP, the committee determined Company performance to be at 87% of target (out of a possible range of 0%-200%). This was comprised of 34% related to the quantitative factors (4% for Production, 10% for Adjusted EBITDA less capital, and 20% for work-related injury reduction); 30% for qualitative factors; and 23% for discretionary.

Set forth in the table below is each NEO's target award and actual award, which was paid 100% in cash.

Name	Base Salary ($)	Base Salary Factor (%)	Target Short-term Incentive ($)	% to Target[1] (%)	Actual Award[2] ($)
Phillips S. Baker, Jr.	635,000	100	635,000	70	444,500
Lindsay A. Hall	380,000	100	380,000	60	228,000
Lauren M. Roberts[3]	380,000	100	380,000	100	159,600
Robert D. Brown	264,000	70	184,800	50	92,400
David C. Sienko	250,000	70	175,000	80	140,000
Lawrence P. Radford[4]	416,000	100	416,000	0	0
Dr. Dean W.A. McDonald[4]	275,000	100	275,000	0	0

[1] The percentages listed for each of the NEOs generally include corporate achievement of goals and individual performance.

[2] The amount reported in this column was paid in cash to the NEO and is included in the *Summary Compensation Table* for 2019 on page 75 under *Non-Equity Incentive Plan Compensation*.

[3] Mr. Robert's 2019 STIP was prorated from the date of his employment with the Company of August 5, 2019.

[4] Messrs. Radford and McDonald forfeited their STIP awards due to their retirement from the Company on December 11, 2019 and September 30, 2019, respectively.

Long-term Incentive Plan ("LTIP")

We use the LTIP to focus employees on meeting long-term (three-year) corporate performance goals. The LTIP is also designed to attract and retain employees in a highly competitive talent market. The committee considers mining and general industry market practices, as well as the long-term objectives of the Company, when determining the terms and conditions of long-term incentive goals, such as resource additions, production and cash flow generation.

Under the LTIP, a new performance period begins each calendar year and runs for three years. The three-year performance period recognizes that some value-creating activities require a significant period of time to be implemented and for measurable results to accrue. Starting a new performance period each year also gives the committee flexibility to adjust for new business conditions, circumstances or priorities in setting the performance metrics and goals for each three-year cycle. Performance units are assigned to each NEO at the beginning of each three-year period and provide the basis for the amount of awards made to each NEO under the LTIP. Performance units are designed to encourage management to deliver long-term value. Performance units reinforce Hecla's business strategy by clearly establishing our key performance elements (e.g., reserve growth, production growth, cash flow, and relative TSR) and the associated long-term performance objectives that must be met for us to be successful and create value for shareholders.

2017-2019 LTIP. In February 2017, the committee approved the 2017-2019 LTIP, which has a target unit value of $100 and a maximum potential value of $375. Performance units are paid out in the first half of the year following the end of each performance period, upon approval by the committee. At the discretion of the committee, the payouts may be in the form of cash, common stock, or a combination of both.

The tables below summarize the performance unit valuation ranges for silver equivalent reserve growth, production growth, cash contribution, and TSR for the 2017-2019 plan period. These are important goals for the following reasons:

- *Silver equivalent reserve growth*. Silver equivalent reserve growth remains a fundamental value creator. We need to replace and add reserves to extend mine lives and grow production. This is critical to the achievement of our long-term success. In the context of this plan, reserves include the silver equivalent of gold but not base metals. Silver equivalent reserve and resource growth includes gold converted to silver equivalent at a ratio of 71 silver ounces to 1 gold ounce.
- *Silver production growth*. One of the most important components of value is demonstrable production growth.

- *Cash flow*. The cash flow goal is a key element in creating shareholder value. When used in the context of our LTIP, "cash flow" is measured by comparing (i) the actual cash cost, after by-product credits multiplied by actual silver/gold production versus (ii) budgeted cash cost, after by-product credits multiplied by the budgeted silver/gold production over a three-year period. "Cash cost, after by-product credits," a non-GAAP measure, includes all direct and indirect operating cash costs related directly to the physical activities of producing the primary metal, including mining, processing and other plant costs, third-party refining expense, on-site general and administrative costs, royalties and mining production taxes, and offsets that amount by the production value of all metals other than the primary metal produced at each unit.

- *TSR*. TSR provides a performance metric relative to our peers. This objective differs from the other objectives which are focused on activities that in an absolute sense should be value drivers: reserves and resources, production, and cash contribution. TSR measures the price appreciation of our stock, including dividends paid during the performance period, and thereby simulates the actual investment performance of Hecla stock. Any payout is based on how Hecla's TSR performance compares to the TSR of the common stock of our peer group.

2017-2019 Long-term Incentive Plan

Silver Equivalent (includes Gold) Reserve Growth

Ounce Target (millions)		Additional Reserve (millions)	Unit Value
405.6		90	$75.00
375.6		60	$50.00
345.6	Target	30	$25.00
315.6		0	$ 5.00

Silver Equivalent (includes Gold) Production Growth

Production (in mm ozs.)		Average Short-term Production (in mm ozs.)	Unit Value
100.0		33.3	$100.00
96.0		32.0	$ 75.00
93.0		31.0	$ 50.00
90.0	Target	30.0	$ 25.00
85.0		28.3	$ 10.00

Mine Site Operating Cash Flow Less Capital

Cash Generation (millions)		Unit Value
$375		$100.00
$350		$ 50.00
$300	Target	$ 25.00
$250		$ 5.00

Total Shareholder Return

Percentile rank within Peer Group Companies		Unit Value
100%		$100.00
90%		$ 90.00
80%		$ 75.00
70%		$ 50.00
60%		$ 30.00
50%	Target	$ 25.00
<50%		$ 0.00

2017-2019 LTIP Performance Summary

Performance Measure	Target	Actual Performance	% of Target	Value Earned Per Unit
Silver Reserve Growth	30.0 silver equivalent oz. added (millions)	89.1 silver equivalent oz. added (millions)	297%	$74.25
Production Growth	90.0 silver equivalent oz. added (millions)	90.0 silver equivalent oz. added (millions)	100%	$25.00
Cash Flow	$300 cash flow (millions)	$234.3 cash flow (millions)	66%	$ 0
Total Shareholder Return	50% Hecla ranking vs. peers	<50% Hecla ranking vs. peers	40%	$ 0
Total Earned Per Unit				**$99.25**

During this three-year period, performance in reserve growth was very robust in the second year of this 3-year LTIP period. During 2018, we achieved significant growth, primarily at Greens Creek and Casa Berardi, and in 2019 modest gains were made as well. The increase resulted in an additional 89.1 million silver equivalent ounces over the 3-year term. Production growth was slightly below target during 2017 and 2018, and exceeded the target during 2019. The full production over the LTIP period was 90 million silver equivalent ounces, which was 100% of target. Cash flow exceeded target in 2017, but 2018 and 2019 were below target, resulting in a cash flow generation of 66% of target for the full 3-year period. Hecla's relative TSR over the 3-year LTIP period ranked 13th among the 16 peer companies (inclusive of Hecla). The benchmark price was set at the beginning of 2017 following the exceptionally strong year of 2016. As a result, with a range in potential value per unit of $0 to $375, in February 2020, the committee determined that the total 2017-2019 LTIP payout was $99.25 per unit. The committee and the Board further approved payout of the LTIP awards to be 100% in Hecla common stock issued under the 2010 Stock Incentive Plan.

2017-2019 LTIP Award Summary

The following chart shows the number of performance units awarded in 2017 to each NEO, the unit value achieved, the total amount of the award (number of units x $99.25 = total award value), and the amount of equity received.

Name	2017-2019 Performance Units (#)	Unit Value ($)	Total Amount of Award[1] ($)	Equity Received[2] (#)
Phillips S. Baker, Jr.	11,400	99.25	1,131,450	621,676
Lindsay A. Hall	5,000	99.25	496,250	272,665
Lauren M. Roberts	556[3]	99.25	55,183	30,320
Robert D. Brown	3,000	99.25	297,750	163,599
David C. Sienko	3,000	99.25	297,750	163,599
Lawrence P. Radford[4]	5,000	99.25	0	0
Dr. Dean W.A. McDonald[4]	3,600	99.25	0	0

[1] The amount reported in this column was paid in equity to the NEO and is also reported in the Summary Compensation Table for 2019 on page 75 under *Non-Equity Incentive Plan Compensation*.

[2] The equity portion of the 2017-2019 LTIP award was determined by dividing the cash value of the award by the closing price of the Company's common stock on the NYSE on March 31, 2020 ($1.82).

[3] Mr. Robert's 2017-2019 LTIP units were prorated because he joined the Company in August 2019.

[4] Messrs. Radford and McDonald retired from the Company on December 11, 2019 and September 30, 2019, respectively, and therefore their LTIP awards were forfeited.

Equity

We have no program, plan or practice to time the grant of stock-based awards relative to the release of material non-public information or other corporate events. All equity grants to executive officers are approved by the committee at regularly scheduled meetings or, in limited cases involving key recruits or promotions, by a special meeting or unanimous written consent. The grant date is the meeting date, or a fixed, future date specified at the time of the grant. Under the terms of our 2010 Stock Incentive Plan, the fair market value of any award is determined by the closing price of our common stock on the NYSE on the date of grant or a fixed, future date specified at the time of grant. In addition, the committee typically makes equity grants to NEOs in the first half of the year.

Restricted Stock Units ("RSUs")

RSUs are granted to the NEOs under the 2010 Stock Incentive Plan. RSUs are used to retain our NEOs and align their interests with the long-term interests of our shareholders. The committee awarded RSUs to each NEO in June 2019, other than Mr. Roberts, whose RSUs were granted on August 5, 2019, his date of hire. The RSUs vest in three equal amounts with vesting dates of June 21, 2020, June 21, 2021, and June 21, 2022. See *Grants of Plan-Based Awards for 2019* on page 77.

In December 2014, the committee amended the 2010 Stock Incentive Plan and Key Employee Deferred Compensation Plan so that any RSUs vesting after 2014 would no longer be credited with dividend equivalents. In order to incentivize RSU recipients to continue working for the Company, RSU awards require both an age and years of service trigger in order to qualify for vesting of the RSUs as of the employee's retirement. The 2010 Stock Incentive Plan provides that for purposes of the RSU awards, RSU recipients who retire under Hecla Mining Company's Retirement Plan must be at least age: (i) 60 and have 15 or more years of service with the Company; (ii) 65 and have seven or more years of service with the Company; or (iii) 68, in order to receive their unvested RSUs after retirement. If one of the above requirements are met, the recipient will receive their RSUs on the original vesting dates. In 2018, we amended our 2010 Stock Incentive Plan to provide for a double-trigger upon a change of control.

In 2019, we granted RSUs to 135 employees under the 2010 Stock Incentive Plan, including the NEOs as follows:

NEO	Value of Restricted Stock Units	Target Number of Shares[1]
Phillips S. Baker, Jr.	$400,000	217,391
Lindsay A. Hall	$225,000	122,283
Lauren M. Roberts[2]	$225,000	111,940
Robert D. Brown	$150,000	81,522
David C. Sienko	$150,000	81,522
Lawrence P. Radford[3]	$225,000	122,283
Dr. Dean W.A. McDonald[3]	$200,000	108,696

[1] Target number of shares was determined by dividing the value of the restricted stock units awarded by the closing price of our common stock on the NYSE on June 21, 2019 ($1.84).

[2] Target number of shares was determined by dividing the value of the restricted stock units awarded by the closing price of our common stock on the NYSE on August 5, 2019 ($2.01).

[3] Messrs. Radford and McDonald retired from the Company on December 11, 2019 and September 30, 2019, respectively, without satisfying the vesting criteria, therefore all outstanding RSU awards were forfeited.

Performance-based Shares ("PSUs")

We grant PSUs to certain executive officers, including our NEOs. The value of the awards is based on the ranking of the market performance of our common stock relative to the performance of the common stock of a group of peer companies over a three-year measurement period. The number of shares to be issued is based on the target value of the awards divided by the share price at grant date. The compensation cost is measured using a Monte Carlo simulation to estimate their value at grant date.

In June 2019, the committee granted PSUs to our NEOs (with the exception of Mr. Roberts), with a target value listed below. The value of these PSUs will be based on the TSR of our common stock for the three-year period from January 1, 2019 through December 31, 2021, based on the percentile rank listed below within a group of peer companies.

NEO	Target Value of Performance-based Shares	Target Number of Shares[1]
Phillips S. Baker, Jr.	$500,000	156,658
Lindsay A. Hall	$150,000	81,522
Lauren M. Roberts[2]	$150,000	74,627
Robert D. Brown	$115,000	62,500
David C. Sienko	$100,000	54,348
Lawrence P. Radford[3]	$150,000	81,522
Dr. Dean W.A. McDonald[3]	$125,000	67,935

[1] Target number of shares was determined by dividing the target value of the PSUs by the closing price of our common stock on the NYSE on June 21, 2019 ($1.84).

[2] Target number of shares was determined by dividing the target value of the PSUs by the closing price of our common stock on the NYSE on August 5, 2019 ($2.01).

[3] Messrs. Radford and McDonald retired from the Company on December 11, 2019 and September 30, 2019, respectively, without satisfying the vesting criteria, therefore all outstanding PSU awards were forfeited.

Company TSR Rank Among Peers	TSR Performance Multiplier
50th percentile	Threshold award at 50% of target
60th percentile	**Target award at grant value**
100th percentile	Maximum award at 200% of target

If Hecla's performance is below the 50th percentile, the award is zero. If Hecla's performance is between the 50th and 100th percentile, the award is prorated. Except for Mr. Roberts, for any award, the number of shares issued at the conclusion of the three-year performance period (December 31, 2021), will be determined by using the share price on the date of original grant (June 21, 2019) of $1.84. In the case of Mr. Roberts, the number of shares issued at the conclusion of the three-year performance period (December 31, 2021), will be determined by using the share price on the date of original grant (August 5, 2019) of $2.01.

Hecla's TSR performance versus that of our peer group will be based on the average closing share price over the last sixty (60) calendar days prior to January 1, 2019, as the base price and average closing share price over the last sixty (60) calendar days of the three-year performance period to determine relative share value performance and ranking among peers.

The industry peer group used for purposes of the 2019-2021 TSR PSUs discussed above is listed on page 49.

2017-2019 PSU Results

On June 7, 2017, the committee granted PSUs of Hecla's common stock to our NEOs.

To determine the relative share performance, Hecla's TSR performance versus that of peer group companies was based on the average closing share price over the last sixty (60) calendar days prior to January 1, 2017, as the base price, compared with the average closing share price over the last sixty (60) calendar days of the three-year performance period (ending December 31, 2019).

The following table shows the calculation of the PSU results at the end of the three-year performance period on December 31, 2019. Hecla's TSR ranked 12th among the 15 companies in the peer group based on TSR from 2017 through 2019, including dividends paid during that period. Ranking 12th places Hecla at 21.4% among the peer companies, which equates to an award value to our CEO and NEOs of $0.

TOTAL SHAREHOLDER RETURN – January 1, 2017 through December 31, 2019

Peer Name	Average Stock Price over 60-day period leading up to 1/1/2017 ($)	Average Stock Price over 60-day period leading up to 12/31/19 ($)	Dividends Paid (1/1/17 thru 12/31/19) ($)	TSR thru 12/31/19 (%)	Rank (%)	Rank (#)	Payout ($)
SSR Mining	9.70	16.09	0.00	65.86	100.0	1	1,200,000
Centerra Gold	6.65	10.49	0.00	57.64	92.9	2	1,092,857
B2Gold	3.25	4.81	0.00	47.73	85.7	3	985,714
First Majestic Silver	8.39	10.85	0.00	29.32	78.6	4	878,571
Detour Gold	17.77	22.96	0.00	29.24	71.4	5	771,429
Pan American	16.15	19.89	0.38	25.55	64.3	6	664,286
IAMGOLD	3.75	3.53	0.00	-5.99	57.1	7	557,143
TARGET PAYOUT							**500,000**
Alamos Gold	6.49	5.50	0.08	-14.06	50.0	8	300,000
THRESHOLD PAYOUT							**0**
Coeur Mining	9.87	6.85	0.00	-30.55	42.9	9	0
Endeavour Silver	3.85	2.25	0.00	-41.63	35.7	10	0
Eldorado Gold	14.71	7.69	0.00	-47.74	28.6	11	0
Hecla	**6.00**	**2.72**	**0.03**	**-54.12**	**21.4**	**12**	**0**
Tahoe Resources[1]	9.75	4.10	0.00	-57.94	14.3	13	0
New Gold	3.68	0.85	0.00	-76.82	7.1	14	0
Primero[2]	0.89	0.03	0.00	-96.63	0.0	15	0

[1] Pan American acquired Tahoe in February 2019.

[2] First Majestic Silver acquired Primero in 2018.

Stock Options. We have not issued any stock options to our NEOs (or any other employee) for the past nine years. If any future stock options are granted under the 2010 Stock Incentive Plan, they will be issued with an exercise price based on the fair market value (the closing sales price of our common stock on the NYSE on the date of grant).

Other

Nonqualified Deferred Compensation Plan. We maintain the Key Employee Deferred Compensation Plan (the "KEDCP"), a nonqualified deferred compensation plan, under which participants may defer all or a portion of their annual base salary, performance-based compensation awarded under our STIP and LTIP, and RSUs granted under the 2010 Stock Incentive Plan. Participants may elect to have their deferred base salary and STIP or LTIP awards valued based on Hecla common stock and credited to a stock account. Deferred RSUs are credited to a stock account. The KEDCP provides for discretionary matching contributions on base salary, STIP and LTIP amounts deferred to a stock account and discretionary Company contributions that are credited to a participant's stock account. The deferral features promote alignment of the interests of participants with those of our shareholders. Investment accounts are credited monthly with an amount based on the prime rate for corporate borrowers. Participants receive distributions from their accounts only upon separation from service with us, a fixed date or schedule selected by the participant, death, disability, an unforeseeable emergency or a change in control, as these events are defined under Section 409A of the Internal Revenue Code. The amounts deferred are unfunded and unsecured obligations of Hecla, receive no preferential standing, and are subject to the same risks as any of our other general obligations. Additional details about the KEDCP are described in the narrative accompanying the *Nonqualified Deferred Compensation for 2019* table on page 82.

Benefits. We provide our employees with a benefits package that is designed to attract and retain the talent needed to manage Hecla. As part of that, most U.S salaried employees, including the U.S. NEOs, are eligible to participate in the Hecla Mining Company Retirement Plan, our 401(k) plan, which includes matching contributions by Hecla of up to 6%, health, vision, dental coverage, and paid time off, including vacations and holidays. All Canadian salaried employees, including the Canadian NEOs, are eligible to participate in a similar benefits package. NEOs are eligible to receive certain additional benefits, as described below. The committee intends for the type and value of such benefits offered to be competitive with general market practices.

Other Qualified and Nonqualified Benefit Plans. Under the Hecla Mining Company Retirement Plan ("Retirement Plan"), which is a defined benefit plan, upon normal retirement, each participant is eligible to receive a monthly benefit equal to a certain percentage of final average annual earnings for each year of credited service. Additional details about the Retirement Plan are in the narrative accompanying the *Pension Benefits* table on page 81. Under Hecla's unfunded Supplemental Excess Retirement Plan, the amount of any benefits not payable under the Retirement Plan because of the limitations imposed by the Internal Revenue Code and/or the Employee Retirement Income Security Act, and certain reductions of benefits, if any, due to a deferral of salary made under our KEDCP, may be paid out of our general funds to employees who are adversely affected. The Retirement Plan and Supplemental Excess Retirement Plan define earnings for purposes of the plans to include base salary plus any other cash incentives up until July 1, 2013, after which only base salary plus one-half of STIP compensation is included (no LTIP compensation is included).

Personal Benefits. We do not provide company-paid cars, country club memberships, or other similar perquisites to our executives. The only material personal benefit provided by Hecla is a relocation benefit, which is offered as needed to meet specific recruitment needs.

Clawback Policy

At its February 2013 meeting, the committee adopted a clawback policy with respect to incentive awards to executive officers. The policy provides that in the event of a restatement of our financial results as a result of material non-compliance with financial reporting requirements, the Board will review incentive compensation that was paid to our current and former executive officers under the Company's STIP and LTIP (or any successor plans) based solely on the achievement of specific corporate financial goals ("Incentive Award") during the period of the restatement. If any Incentive Award would have been lower had it been calculated based on the Company's restated financial results, the Board will, as and to the extent it deems appropriate, including with respect to intent or level of culpability of the relevant individual(s), seek to recover from any executive officer, any portion of an Incentive Award paid in excess of what would have been paid based on the restated financial results. The policy does not apply in any situation where a restatement is not the result of material non-compliance with financial reporting requirements, such as any restatement due to a change in applicable accounting rules, standards or interpretations, a change in segment designations or the discontinuance of an operation.

In December 2015, the committee amended each of our incentive plans (STIP, LTIP, KEDCP, and 2010 Stock Incentive Plan) to include a clawback provision consistent with the clawback policy described above.

Insider Trading Policy

Our insider trading policy prohibits all directors, executive officers (as defined under Section 16 of the Exchange Act) and certain other employees designated as insiders from purchasing or selling any Company securities three weeks before through two days after the public release of any of our periodic results (including the filing of any Form 10-Q or Form 10-K), or at any other time during the year while in possession of material non-public information about the Company. In addition, directors and officers are prohibited from short-term trading, short sales, options trading, trading on margin, hedging or pledging any securities of the Company.

Stock Ownership Guidelines

To more closely align the Company's independent directors' financial interests with those of the shareholders, in June 2012, the Compensation Committee and Board adopted stock ownership guidelines for our independent directors. Under these guidelines, each independent director is required to own shares of common stock (which includes shares held under the Hecla Mining Company Stock Plan for Nonemployee Directors) valued at three times his or her annual cash retainer within five years of his or her appointment to the Board.

In the event an independent director's cash retainer increases, he or she will have three years from the date of the increase to acquire any additional shares needed to meet these guidelines.

Similarly, we believe that it is important to encourage our executive officers to hold a material amount of our common stock and to link their long-term economic interest directly to that of our shareholders. To achieve this goal, in June 2012, the committee and Board established stock ownership guidelines for the Company's senior management. The guidelines for the CEO are six times base salary, and for the other executive officers, two times base salary. These guidelines shall be achieved by the later of (i) June 2017 or (ii) five years after the executive officer is hired to such position. Unvested RSUs and shares held directly are considered owned for purposes of the guidelines. If an executive officer becomes subject to a greater ownership amount due to a promotion or an increase in base salary, he or she must meet the higher ownership requirement within three years.

Because of fluctuations in the Company's stock price, in February 2016, the committee and the Board amended the stock ownership guidelines to provide a valuation methodology that consists of valuing the shares held by using the average closing price of the Company's common stock on the NYSE for the previous calendar year. Because share prices of all companies are subject to market volatility, the Board believes that it would be unfair to require an executive or director to buy more shares simply because Hecla's stock price drops. In the event there is a significant decline in Hecla's stock price that causes an executive or director's holdings to fall below the applicable threshold, the executive or directors will not be required to purchase additional shares to meet the threshold, but they generally may not sell or transfer any shares until the threshold has again been achieved. See *Non-management Director Stock Ownership* table on page 40, and *Stock Ownership for NEOs* table on page 81 for further information.

Change in Control Agreements

We have entered into change in control agreements ("CIC Agreements") with each of our NEOs. Under the terms of our CIC Agreements, the CEO and the other NEOs are entitled to payments and benefits upon the occurrence of specified events, including termination of employment (with or without cause) following a change in control of the Company. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of calendar year-end, are described in detail in the section entitled *Potential Payments Upon Termination or Change in Control* on page 83.

The termination of employment provisions of the CIC Agreements were entered into to address competitive concerns when the NEOs were recruited to Hecla by providing these individuals with a fixed amount of compensation that would offset the risk of leaving their prior employer or foregoing other opportunities to join the Company. At the time of entering into these arrangements, the committee considered the aggregate potential obligations of the Company in the context of the desirability of hiring the individual and the expected compensation upon joining Hecla.

The committee believes that these CIC Agreements are important for a number of reasons, including providing reasonable compensation opportunities in the unique circumstances of a change in control that are not provided by other elements of our compensation program. Further, change in control benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that key executives will leave Hecla before a transaction closes. The committee also believes that these agreements motivate the executives to make decisions that are in the best interests of our shareholders in the event of a pending change in control. These agreements provide executives with the necessary job stability and financial security during a change in control transaction and the subsequent period of uncertainty to help them stay focused on managing Hecla rather than on their own personal employment situation. The committee believes that all these objectives serve our shareholders' interests. The committee also believes that change in control provisions are an essential component of the executive compensation program and are necessary to attract and retain senior talent in the highly competitive talent market in which we compete.

The change in control provisions were developed by the Company and the committee based on market and industry competitive practices. The Company and the committee periodically review the benefits provided under the CIC Agreements to ensure that they serve our interests in retaining our key executives, are consistent with market and industry practice, and are reasonable.

Tax and Accounting Considerations

Our compensation programs are affected by each of the following:

Accounting for Stock-Based Compensation. We take into account certain requirements of GAAP in determining changes to policies and practices for our stock-based compensation programs.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code of 1986, as amended ("Code Section 162(m)"), generally provides that compensation in excess of $1 million paid to the CEO and certain other employees, including NEOs ("covered employees") of a public company will not be deductible for U.S. federal income tax purposes.

Our primary objective in designing and administering our compensation policies is to support and encourage the achievement of our strategic goals and to enhance long-term shareholder value. We also believe that it is important to preserve flexibility in administering compensation programs. For these and other reasons, the committee has determined that it will not necessarily seek to limit executive compensation to the amount that would be fully deductible under Code Section 162(m).

Effective for taxable years beginning after December 31, 2017, the exemption from Code Section 162(m) for performance-based compensation was repealed in the tax reform legislation signed into law on December 22, 2017. Thus, it is anticipated that future compensation in excess of $1 million paid to covered employees will not be deductible for U.S. federal income tax purposes.

The committee will continue to monitor developments and assess alternatives for managing the deductibility of compensation payments and benefits to the extent reasonably practicable, as determined by the committee to be consistent with our compensation policies and in the best interests of the Company and our shareholders.

Section 409A of the Internal Revenue Code. Section 409A imposes additional significant taxes in the event that an executive officer or director receives "deferred compensation" that does not satisfy the requirements of Section 409A. Our plans are intended to be exempt from, or comply with, Section 409A.

FUTURE COMPENSATION ACTIONS

2020 Short-term Incentive Plan

The plan was formerly named "Annual Incentive Plan", but in February 2019, we renamed the plan to Short-term Incentive Plan ("STIP"). The changed name more accurately reflects the way the plan works, as the qualitative and discretionary factors are measured over a time period that extends beyond the calendar year. Furthermore, eligibility for payment under the plan requires employees be on the payroll roster at the time the bonus is paid. A change in the name of the plan helps reinforce to our employees that both eligibility under the plan and the goal measurement timeframe under the plan extend beyond the calendar year. The factors for the STIP may be modified by the committee from time to time, including with respect to the relative weights:

- quantitative corporate performance factors (measured on a calendar year basis), comprising 50% of the overall targeted award;
- qualitative factors (measured from January 1 of the plan year until the end of February of the following year), comprising 25% of the overall targeted award; and
- a discretionary factor (measured from January 1 of the plan year until the end of February of the following year) as determined by the committee, comprising 25% of the overall targeted award.

The maximum total payout for each of the three factors, and in the aggregate, can be up to two times the target award. In order to be eligible for payout, an employee must be on the payroll at the time the STIP is paid, which is typically at or near the end of March or beginning of April.

Quantitative Goals

The 2020 STIP is like the 2019 STIP and contains three quantitative goals. For the 2020 STIP, the quantitative corporate performance factors are divided into three factors (including weighting): production (20%), Adjusted EBITDA less capital (20%), and AIFR reduction (10%).

The production factor converts gold, lead and zinc to silver equivalent at ratios of 87.5 oz. silver to 1 oz. gold, 18.8 lb. lead, and 16.0 lb. of zinc. Our production target is 43.0 million silver equivalent ounces. Maximum payout is attained if production achieves 45.5 million ounces. The minimum payout is achieved if production is greater than 41.0 million ounces.

2020 Production Metrics

2020 Production in Silver Equivalent Ounces (includes all metals)

		Factor Value
45.5mm	Maximum	40%
43.0mm	**Target**	**20%**
<41.0mm		0%

The minimum threshold for the Adjusted EBITDA less capital goal is <$50 million. The maximum limit is $90 million, and target is set at $70 million.

2020 Adjusted EBITDA Less Capital Metrics

		Factor Value
$90mm	Maximum	40%
$70mm	**Target**	**20%**
<$50m		0%

The AIFR reduction target is 5%. The 2019 national AIFR was approximately 2.4. A 10% reduction would result in the maximum limit, and a reduction of 0%, would result in no payout.

2020 AIFR Reduction Metrics

		Factor Value
10%	Maximum	20%
5%	**Target**	**10%**
0%		0%

Qualitative Goals

Qualitative performance factors comprise 25% of the overall potential award. There are over 100 qualitative goals that are recommended by management, approved by the committee, and cover the areas of safety and health, environmental, technology and innovation, continuous improvement, operations, financial and cost controls, balance sheet management, employee development, benefit plans, acquisitions, mine life extension, exploration and reserve growth, investor relations, government and community affairs, and legal. These qualitative goals are recognized and treated as commonly shared goals among all functions and locations.

Outstanding Long-term Incentive Plan Periods

Below we provide the current three-year LTIP periods that are outstanding.

2018-2020 LTIP

In February 2018, the committee approved the 2018-2020 LTIP, which has a target unit value of $100. The 2018-2020 LTIP has four factors, which are repeat factors from the 2017-2019 LTIP, with a maximum potential payout of $375 per unit. The four factors are: silver equivalent reserve growth (gold is converted into silver equivalent at a ratio of 71 silver ounces to 1 gold ounce), silver equivalent production growth (includes silver and gold, but not base metals), TSR and mine site operating cash flow less capital.

Silver Equivalent (includes Gold) Reserve Growth

Silver Equivalent Ounce Target (millions)	Additional Reserve (millions)	Unit Value
427.6	90	$75.00
397.6	60	$50.00
367.6	30	$25.00
337.6	0	$10.00

Silver Equivalent (includes Gold) Production Growth

Target (in mm ozs.)	Average Annual Target (in mm ozs.)	Unit Value
105.0	35.0	$100.00
96.0	32.0	$ 75.00
90.0	30.0	$ 50.00
86.0	28.7	$ 25.00
80.0	26.7	$ 10.00

Mine Site Operating Cash Flow Less Capital

Cash Target (millions)	Unit Value
$425	$100.00
$375	$ 50.00
$350	$ 25.00
$330	$ 10.00

Total Shareholder Return

Ranking within Peer Group Companies	Unit Value
Top 2	$100.00
Top 4	$ 75.00
Top 6	$ 50.00
Top 8	$ 25.00
<Top 8	$ 0.00

2019-2021 LTIP

In February 2019, the committee approved the 2019-2021 LTIP, which has changed from prior years. First, the target unit of each factor value has been reduced from $100 to $90 with only three factors: reserve growth, production growth, and mine site operating cash flow (less capital). Secondly, the TSR factor has been removed and is now a multiplier with a value of 10% to 250% based on relative performance. The payout has also been capped at target if the absolute share return is negative.

Silver Equivalent (includes Gold) Reserve Growth

Ounce Target (millions)	Additional Reserve (millions)	Unit Value
520	90	$70.00
480	60	$50.00
450	30	$30.00
420	0	$10.00

Silver Equivalent (includes Gold) Production Growth

Target (in mm ozs.)	Average Annual Target (in mm ozs.)	Unit Value
120	40.0	$ 70.00
115	38.3	$ 50.00
108	36.0	$ 30.00
100	33.3	$ 10.00

Mine Site Operating Cash Flow (Less Capital)

Cash Target (in millions)	Unit Value
$450	$70.00
$400	$50.00
$375	$30.00
$300	$10.00

TSR (Multiplier)

The TSR provides a relative performance metric to our peers, with an absolute performance metric applicable in the event we are in the top 3 amongst the peer group on a relative basis. This component of the 2019-2021 LTIP is different than the other components in that the TSR serves as a multiplier (either increasing or decreasing an award). This component insures alignment of the results of the other components with share performance. If Hecla's relative TSR performance is in the mid-range (7th – 9th), the multiplier is 100% of the value achieved by the other three components, and thus has no positive or negative affect on the unit value earned. If Hecla's relative TSR is in the top 6, the multiplier is positive, and thus would enhance the unit value because the relative TSR was strong. If Hecla's relative TSR is in the bottom 6, the multiplier is negative. If the relative TSR is in the top 3, and the TSR is positive on an absolute basis, the TSR multiplier is 250%. Regardless of the unit value earned by the unit values, in the event Hecla's absolute TSR is negative, the multiplier is capped at 100% of the value derived from unit value performance. The 2019-2021 peer group consists of the following companies:

IAMGOLD	New Gold	Alamos Gold
Hochschild Mining	Fresnillo	First Majestic
B2Gold	Pan American Silver	Oceana Gold
Centerra Gold	Silver Standard	Detour Gold
Coeur d'Alene Mines	Endeavour Silver	

TSR

Ranking within Peer Group Companies	Multiplier
1st – 3rd	250%
4th – 6th	175%
7th – 9th	100%
10th – 12th	33%
13th – 15th	10%

2020-2022 LTIP

In March 2020, the committee approved the 2020-2022 LTIP, which is similar to the 2019-2021 LTIP. The target unit of each factor value is $90 with only three factors: reserve growth, production growth, and mine site operating cash flow (less capital). The TSR factor is the same as the 2019-2021 LTIP described above. The payout has also been capped at target if the absolute share return is negative.

Silver Equivalent (includes only Gold) Reserve Growth

Ounce Target (millions)	Additional Reserve (millions)	Unit Value
540	90	$70.00
510	60	$50.00
480	30	$30.00
450	0	$10.00

Silver Equivalent (includes only Gold) Production Growth

Target (in mm ozs.)	Average Annual Target (in mm ozs.)	Unit Value
102	34.0	$ 70.00
96	32.0	$ 50.00
90	30.0	$ 30.00
87	27.0	$ 10.00

Mine Site Operating Cash Flow (Less Capital)

Cash Target (in millions)	Unit Value
$350	$70.00
$300	$50.00
$275	$30.00
$200	$10.00

TSR (Multiplier)

The TSR provides a relative performance metric to our peers, with an absolute performance metric applicable in the event we are in the top 3 amongst the peer group on a relative basis. This component of the 2020-2022 LTIP is different than the other components in that the TSR serves as a multiplier (either positive or negative). This component insures alignment of the results of the other components with share performance. If Hecla's relative TSR performance is in the mid-range (9th – 14th), the multiplier is 100% of the value achieved by the other three components, and thus has no positive or negative affect on the unit value earned. If Hecla's relative TSR is in the top 8, the multiplier is positive, and thus would enhance the unit value because the relative TSR was strong. If Hecla's relative TSR is in the bottom 8, the multiplier is negative. If the relative TSR is in the top 2, and the TSR is positive on an absolute basis, the TSR multiplier is 250%. Regardless of the unit value earned by the unit values, in the event Hecla's absolute TSR is negative, the multiplier is capped at 100% of the value derived from the unit value performance.

The 2020-2022 peer group consists of the following companies:

IAMGOLD	Pan American Silver	Hochschild Mining
Silver Standard	B2Gold	First Majestic Silver
Centerra Gold	Torex Minerals	Alamos Gold
Endeavour Silver	Oceana Gold	Eldorado Gold
Coeur Mining	SLV Silver Trust	Pretium Resources
GLD Gold Share	New Gold	GDX Vectors Gold Miner ETF
Fresnillo	GDXJ Vectors Junior Gold Miner ETF	Equinox Gold

TSR	
Ranking within Peer Group Companies	**Multiplier**
1st – 2nd	250%
3rd – 5th	175%
6th – 8th	135%
9th – 14th	100%
15th – 17th	75%
18th – 20th	50%
21st – 22nd	10%

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are set forth in the *Compensation Committee Report*. There are no members of the committee who were officers or employees of Hecla or any of our subsidiaries during the calendar year, formerly were officers of Hecla or any of our subsidiaries, or had any relationship otherwise requiring disclosure under the proxy rules promulgated by the SEC or the NYSE.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the *Compensation Discussion and Analysis* with Hecla's management and its independent compensation consultant. Based on its review and discussions, the committee recommended to the Board, and the Board has approved, the *Compensation Discussion and Analysis* included in this Proxy Statement and incorporated by reference in Hecla's Annual Report on Form 10-K for the year ended December 31, 2019.

Respectfully submitted by
The Compensation Committee of the
Board of Directors

Terry V. Rogers, Chair
Catherine J. Boggs
Ted Crumley
George R. Nethercutt, Jr.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table for 2019

The following compensation tables provide information regarding the compensation of our CEO, CFO, and three other most highly compensated officers for the year ended December 31, 2019, determined in accordance with SEC rules. Mr. Lawrence P. Radford, our former Senior Vice President and Chief Technical Officer and Dr. Dean W.A. McDonald, our former Senior Vice President of Exploration, retired on December 11, 2019 and September 30, 2019, respectively.

Name and Principal Position	Year	Salary[1] ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($)	All Other Compensation ($)	Total ($)
Phillips S. Baker, Jr.	2019	635,000	399,999[5]	1,575,950	2,452,596	18,801[7]	5,082,346
President and CEO	2018	635,000	870,859	1,844,625	317,452	18,606	3,686,542
	2017	618,750	842,802	2,473,625	1,017,111	18,306	4,970,594
Lindsay A. Hall[8]	2019	380,000	225,000[5]	724,250	254,053[6]	18,750[7]	1,602,053
Senior Vice President and CFO	2018	380,000	401,987	733,817	126,137	18,210	1,660,151
	2017	380,000	413,558	701,926	143,281	17,790	1,656,555
Lauren M. Roberts							
Senior Vice President and COO	2019	142,501[9]	225,000[5]	214,783	53,083	3,453[7]	638,820
Robert D. Brown[8]	2019	264,000	150,000[5]	390,150	140,532[6]	18,750[7]	963,432
Vice President – Corporate	2018	264,000	280,353	504,600	33,252	18,210	1,100,415
Development	2017	264,000	228,567	459,012	60,669	17,655	1,029,903
David C. Sienko	2019	250,000	150,000[5]	437,750	308,601	18,345[7]	1,164,696
Vice President – General Counsel	2018	250,000	255,354	535,800	(1,915)	18,126	1,057,365
	2017	250,000	182,566	574,475	95,618	62,394	1,165,053
Lawrence P. Radford	2019	412,534	225,000[5]	0	387,310	18,801[7]	1,043,645
Former Senior Vice President –	2018	399,500	635,428	883,150	61,551	18,606	1,998,235
Chief Technical Officer	2017	380,000	413,558	1,170,850	160,820	18,306	2,143,534
Dr. Dean W.A. McDonald[8]	2019	206,250	200,000[5]	0	508,463[6]	21,154[7]	935,867
Former Senior Vice President –	2018	275,000	330,353	619,750	97,510	17,793	1,340,406
Exploration	2017	275,000	345,705	917,900	241,254	17,402	1,797,261

[1] Salary amounts include base salary both earned and paid in cash during the fiscal year listed.

[2] Represents RSUs awarded and PSUs granted in each of fiscal years 2019, 2018 and 2017. The amounts represent the aggregate grant date fair value of the awards granted to each NEO computed in accordance with stock-based accounting rules (FASB ASC Topic 718). Assumptions used in the calculation of these amounts are included in *Note 10 – Stockholders' Equity* to our calendar year 2019 consolidated financial statements, which is included in our Annual Report on Form 10-K filed with the SEC on February 10, 2020 (the "Form 10-K"). RSUs vest in three substantially equal annual installments beginning on June 21 the following year from the date they are granted. Consistent with the requirements of FASB ASC Topic 718, the value of PSUs is based on the estimated outcome as of the date of grant. In accordance with FASB ASC Topic 718, this result is based on a relative TSR result modeled using a Monte Carlo simulation. Please see the *Grants of Plan-Based Awards for 2019* table on page 77 for more information about the awards granted in 2019.

[3] This column represents the performance payments awarded and earned by the NEOs for the calendar years 2019, 2018 and 2017 under our STIP and for the LTIP plan periods 2017-2019, 2016-2018 and 2015-2017. The 2019 STIP was paid 100% in cash, and the 2017-2019 LTIP awards were paid 100% in common stock of the Company. The 2018 STIP was paid in 100% cash and the 2016-2018 LTIP awards were paid 100% in common stock of the Company. The 2017 STIP was paid 100% in cash, and the 2015-2017 LTIP awards were paid 50% in cash and 50% in common stock. The awards for each of the plan years are as follows:

Compensation of Named Executive Officers

Name	Year	STIP Award ($)	LTIP Plan Period	LTIP Units (#)	Unit Value ($)	LTIP Award ($)	Total STIP and LTIP ($)	Total STIP and/or LTIP Paid in Cash ($)	Total STIP and/or LTIP Paid in Shares (#)
Baker	2019	444,500	2017-2019	11,400	99.25	1,131,450	1,575,950	444,500	621,676*
	2018	317,500	2016-2018	9,500	160.75	1,527,125	1,844,625	317,500	663,967
	2017	476,250	2015-2017	9,500	210.25	1,997,375	2,473,625	1,475,238	254,119
Hall	2019	228,000	2017-2019	5,000	99.25	496,250	724,250	228,000	272,665*
	2018	190,000	2016-2018	3,383[i]	160.75	543,817	733,817	190,000	236,442
	2017	285,000	2015-2017	1,983[i]	210.25	416,926	701,926	493,463	53,044
Roberts	2019	159,600	2017-2019	556[ii]	99.25	55,183	214,783	159,600	30,320*
Brown	2019	92,400	2017-2019	3,000	99.25	297,750	390,150	92,400	163,599*
	2018	118,800	2016-2018	2,400	160.75	385,800	504,600	118,800	167,739
	2017	171,600	2015-2017	1,367[iii]	210.25	287,412	459,012	315,306	36,566
Sienko	2019	140,000	2017-2019	3,000	99.25	297,750	437,750	140,000	163,599*
	2018	150,000	2016-2018	2,400	160.75	385,800	535,800	385,800	167,739
	2017	175,000	2015-2017	1,900	210.25	399,475	574,475	374,738	50,824
Radford[iv]	2019	0	2017-2019	5,000	99.25	0	0	0	0*
	2018	208,000	2016-2018	4,200	160.75	675,150	883,150	208,000	293,542
	2017	456,000	2015-2017	3,400	210.25	714,650	1,170,850	813,425	90,948
McDonald[iv]	2019	0	2017-2019	3,600	99.25	0	0	0	0*
	2018	137,500	2016-2018	3,000	160.75	482,250	619,750	137,500	209,674
	2017	371,250	2015-2017	2,600	210.25	546,650	917,900	644,575	69,548

* Consists only of LTIP awards, which were paid 100% in common stock. The number of shares was determined based on the closing price of Hecla's common stock on the NYSE on March 31, 2020 ($1.82).

[i] Mr. Hall's 2015-2017 and 2016-2018 LTIP units were prorated due to Mr. Hall joining the Company in July 2016.

[ii] Mr. Robert's 2017-2019 LTIP units were prorated due to Mr. Hall joining the Company in August 2019.

[iii] Mr. Brown's 2015-2017 LTIP units were prorated due to Mr. Brown joining the Company in January 2016.

[iv] Messrs. Radford and McDonald retired from the Company on December 11, 2019 and September 30, 2019, respectively. As a result, under the terms of the STIP and LTIP, they did not receive their 2019 STIP or 2017-2019 LTIP awards.

[4] The amounts reported in this column for 2019 are changes between December 31, 2018 and December 31, 2019 in the actuarial present value of the accumulated pension benefits. Pension values will typically increase from year-to-year due to increasing age, years of service, and average annual earnings, and can fluctuate significantly due to changes in the assumptions used to determine the present value. The Change in Pension Value and Nonqualified Deferred Compensation Earnings column (the "Pension Value column") is calculated pursuant to SEC requirements and is based on assumptions used in preparing the Company's audited financial statements for the applicable calendar years. Specifically, the interest discount rate used in the calculations is based on the return on fixed income investments which can change significantly year-to-year affecting comparability with the prior year. The increases in the Pension Value column from 2018 and 2019 are primarily the result of a decrease in the discount rate from 4.59% at December 31, 2018 to 3.32% at December 31, 2019. For example, $1,473,879 of the $2,452,596 increase reflected in the Pension Value column for Mr. Baker is attributable to the 1.27% decrease in the discount rate from 2018 to 2019. For these reasons, the Company cautions that the values reported in the Pension Value column may not represent the value that an NEO will actually accrue or receive under the Company's retirement plans during any given year.

[5] Includes: (i) restricted stock units granted to each NEO on June 21, 2019 and (ii) performance-based shares awarded to each NEO on June 21, 2019. See *Grants of Plan-Based Awards for 2019* table on page 77 and *Performance-based Shares* on page 63 for a description of the performance-based shares. Mr. Roberts' grants were made on August 5, 2019, the date of his hire.

[6] As non-U.S. citizens, Mr. Hall, Dr. McDonald and Mr. Brown are not participants in the Hecla Mining Company Retirement Plan, or the unfunded SERP. In lieu of participation in these plans, Mr. Hall, Dr. McDonald and Mr. Brown are expected to receive a similar supplement benefit as if they had participated in these plans. See *Retirement Plan* on page 89 for a description of non-U.S. employee's retirement benefits.

[7] Includes the following:

NEO	Matching 401(k) Contribution ($)	Annual Life Insurance Premium ($)	Other ($)	Total ($)
Baker	16,800	2,001	0	18,801
Hall	16,800[i]	1,950[ii]	0	18,750
Roberts	950	834	1,669[iii]	3,453
Brown	16,800[i]	1,950[ii]	0	18,750
Sienko	16,800	1,545	0	18,345
Radford	16,800	2,001	0	18,801
McDonald	0[i]	1,083[ii]	21,154[iv]	29,457

(i) These amounts are in lieu of the 401(k) match made on behalf of Mr. Hall, Dr. McDonald and Mr. Brown. Canadian employees are excluded from participation in the 401(k) Plan. Mr. Hall, Dr. McDonald and Mr. Brown are paid in Canadian funds. The amounts reported are in U.S. dollars based on the applicable exchange rates as reported in The Wall Street Journal from time-to-time.

(ii) Life insurance premium is paid in Canadian funds.

(iii) Relocation costs paid on behalf of Mr. Roberts.

(iv) Vacation pay received by Dr. McDonald at the time of his retirement in September 2019.

(8) Mr. Hall, Dr. McDonald and Mr. Brown receive their compensation in Canadian funds. The amounts reported for Mr. Hall, Dr. McDonald and Mr. Brown are in U.S. dollars based on the applicable exchange rates as reported in The Wall Street Journal from time-to-time during this time period.

(9) Mr. Roberts deferred the amount of $100,859 to the KEDCP in 2019. The amount reported in this table is the total amount of base salary he received before his deferrals. See *Nonqualified Deferred Compensation for 2019* on page 82 for further information.

The following table shows all plan-based awards granted to the NEOs during 2019.

Grants of Plan-Based Awards for 2019

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[1] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Phillips S. Baker, Jr.									
Restricted Stock Units[2]	6/21/19							217,391	399,999
Performance-based Shares[3]	6/21/19				135,870	271,739	543,478	271,739	0
LTIP[4]		0	900,000	5,250,000					
STIP[5]		0	635,000	1,270,000					
Lindsay A. Hall									
Restricted Stock Units[2]	6/21/19							122,283	225,000
Performance-based Shares[3]	6/21/19				40,761	81,522	163,044	81,522	0
LTIP[4]		0	360,000	2,100,000					
STIP[5]		0	380,000	760,000					
Lauren M. Roberts									
Restricted Stock Units[2]	8/5/19							111,940	225,000[2]
Performance-based Shares[3]	8/5/19				37,314	74,627	149,254	74,627	0
LTIP[4]		0	360,000	2,100,000					
STIP[5]		0	380,000	760,000					
Robert D. Brown									
Restricted Stock Units[2]	6/21/19							81,522	150,000
Performance-based Shares[3]	6/21/19				31,250	62,500	125,000	62,500	0
LTIP[4]		0	270,000	1,575,000					
STIP[5]		0	184,800	369,600					
David C. Sienko									
Restricted Stock Units[2]	6/21/19							81,522	150,000
Performance-based Shares[3]	6/21/19				27,174	54,348	108,696	54,348	0
LTIP[4]		0	270,000	1,575,000					
STIP[5]		0	175,000	350,000					
Lawrence P. Radford[6]									
Restricted Stock Units[2]	6/21/19							122,283	225,000
Performance-based Shares[3]	6/21/19				40,761	81,522	163,044	81,522	0
LTIP[4]		0	360,000	2,100,000					
STIP[5]		0	416,000	832,000					
Dr. Dean W.A. McDonald[6]									
Restricted Stock Units[2]	6/21/19							108,696	200,000
Performance-based Shares[3]	6/21/19				33,967	67,935	135,870	67,935	0
LTIP[4]		0	324,000	1,890,000					
STIP[5]		0	275,000	550,000					

Compensation of Named Executive Officers

(1)   The restricted stock unit amounts represent the aggregate grant date fair value of the awards granted to each NEO computed in accordance with stock-based accounting rules (FASB ASC Topic 718). Assumptions used in the calculation of these amounts are included in *Note 10 – Stockholders' Equity* to our calendar year 2019 consolidated financial statements, which is included in our Annual Report on Form 10-K filed with the SEC on February 10, 2020 (the "Form 10-K"). Annual RSUs vest in three substantially equal annual installments beginning on June 21 in the following year from the date they are granted. Consistent with the requirements of FASB ASC Topic 718, the value of PSUs is based on the estimated outcome as of the date of grant. In accordance with FASB ASC Topic 718, this result is based on a relative TSR result modeled using a Monte Carlo simulation.

(2)   Represents the number of RSUs granted on June 21, 2019 to the NEOs under the terms of the 2010 Stock Incentive Plan and to Mr. Roberts on August 5, 2019, his date of hire. The restrictions lapse for one-third of the RSUs on June 21, 2020, one-third on June 21, 2021 and one-third on June 21, 2022, at which time the units are converted into shares of our common stock. For Messrs. Baker, Hall, Brown, Sienko, Radford and McDonald, the grant date fair value of the RSUs is the number of RSUs multiplied by the closing price of the Company common stock on the grant date of June 21, 2019 ($1.84). For Mr. Roberts, the grant date fair value of the RSUs is the number of RSUs multiplied by the closing price of the Company common stock on the grant date of August 5, 2019 ($2.01).

(3)   Represents the number of PSUs of Hecla common stock granted under the 2010 Stock Incentive Plan, having a target value for each NEO of: Baker, $500,000; Hall, $150,000; Roberts, $150,000; Brown, $115,000; Sienko, $100,000; Radford, $150,000; and McDonald, $125,000, with the potential of up to 200% of this target value (subject to specific performance terms and conditions established for these shares) awarded to the NEOs under the 2010 Stock Incentive Plan. Determination of the actual number of these PSUs to be received by the NEOs will be based on the TSR of Hecla common stock for the three-year period from January 1, 2019 through December 31, 2021, based on the following percentile rank within peer group companies:

- 100th percentile rank = maximum award at 200% of target;
- 60th percentile rank = target award at grant value;
- 50th percentile rank = threshold award at 50% of target.

Hecla's TSR performance versus that of peer group companies will be based on a comparison of the average share price over the last 60 calendar days prior to January 1, 2019, as the base price, and the average share price the last 60 calendar days of the three-year performance period, plus dividends, to determine relative share value performance and ranking among peers.

(4)   Represents the potential value of the payout for each NEO under the 2019-2021 LTIP period if the threshold, target or maximum goals are satisfied for all performance measures. The potential payouts are performance-driven and therefore completely at-risk. The business measurements and performance goals for determining the payout are described in the *Compensation Discussion and Analysis* on page 60. Dollar amounts shown are valued as follows on a per unit basis: Threshold, $0; Target, $90; and Maximum, $525. The number of units awarded to each NEO for the 2019-2021 LTIP period are as follows:

NEO	2019-2021 LTIP Units (#)
Baker	10,000
Hall	4,000
Roberts	4,000
Brown	3,000
Sienko	3,000
Radford	4,000
McDonald	3,600

(5)   Represents the potential value of the payout for each NEO under the 2019 STIP described on page 56. The total payout to each NEO under the 2019 STIP is described in footnote 3 to the *Summary Compensation Table* on page 75.

(6)   Messrs. Radford and McDonald retired before year-end 2019. All of their outstanding awards and grants in 2017, 2018 and 2019 were forfeited.

The following table provides information on the current holdings of stock awards by the NEOs. This table includes unvested RSUs, and unvested performance-based shares. There were no unexercised stock options held by any NEO at year-end.

Outstanding Equity Awards at Fiscal Year-End for 2019

Name	Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
		Stock Awards		
Phillips S. Baker, Jr.	332,816	1,128,246		
			78,329[4]	265,535
			135,870[5]	460,599
Lindsay A. Hall	194,094	657,979		
			21,541[4]	73,024
			40,761[5]	138,180
Lauren M. Roberts	111,940	379,477		
			37,314[5]	126,494
Robert D. Brown	127,692	432,876		
			16,972[4]	57,535
			31,250[5]	105,938
David C. Sienko	120,729	409,271		
			16,972[4]	57,535
			27,174[5]	92,120
Lawrence P. Radford[6]	0	0	0	0
Dr. Dean W. A. McDonald[6]	0	0	0	0

[1] The following table shows the dates on which the restricted stock units in the outstanding equity awards table vest and the corresponding number of shares, subject to continued employment through the vest date.

	Number of Unvested Restricted Stock Units				
Vesting Date	Baker	Hall	Roberts	Brown	Sienko
6/21/20	144,372	86,462	37,314	55,937	51,150
6/21/21	115,980	66,871	37,313	44,581	42,405
6/21/22	72,464	40,761	37,313	27,174	27,174
Total	**332,816**	**194,094**	**111,940**	**127,692**	**120,729**

[2] The market value of the RSUs is based on the closing market price of our common stock on the NYSE as of December 31, 2019, which was $3.39.

[3] The market value of the performance-based shares is based on the closing market price of our common stock on the NYSE as of December 31, 2019, which was $3.39.

[4] Award of PSUs, the value of which will be determined based on the TSR of Hecla common stock for the three-year period from January 1, 2018 through December 31, 2020. For purposes of determining the amounts reflected in this column, it is assumed that threshold performance was achieved as of the end of the fiscal year ended December 31, 2019.

[5] Award of PSUs, the value of which will be determined based on the TSR of Hecla common stock for the three-year period from January 1, 2019 through December 31, 2021. For purposes of determining the amounts reflected in this column, it is assumed that threshold performance was achieved as of the end of the fiscal year ended December 31, 2019.

[6] Messrs. Radford and McDonald retired before year-end 2019. All of their unvested awards and grants in 2017, 2018 and 2019 were forfeited.

The following table shows information concerning the number of stock awards that vested during calendar year 2019 for each of the NEOs, and the value realized on the vesting of stock awards during calendar year 2019.

Stock Vested in 2019

Name	Stock Awards Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Phillips S. Baker, Jr.	37,879[1]	69,697[2]
	28,393[3]	52,243
	43,516[4]	80,069
Lindsay A. Hall	18,459[1]	33,965
	19,591[3]	36,047
	26,109[4]	48,041
Lauren M. Roberts	0[5]	0
Robert D. Brown	15,152[1]	27,880
	11,357[3]	20,897
	17,406[4]	32,027
David C. Sienko	11,667[1]	21,467
	8,745[3]	16,091
	15,230[4]	28,023
Lawrence P. Radford	26,136[1]	48,090
	19,591[3]	36,047
	39,165[4]	72,064
Dr. Dean W.A. McDonald	22,727[1]	41,818
	17,036[3]	31,346
	21,758[4]	40,035

(1) The NEOs were granted these RSUs on June 7, 2016. On June 21, 2019, the restrictions lapsed, and each NEO received his units in the form of shares of our common stock. The shares vested at the price of $1.84, which was the closing sales price of our common stock on the NYSE on June 21, 2019.

(2) Mr. Baker deferred the shares into his stock account under the terms of the KEDCP. He may not receive the shares until a "Distributable Event," as defined under the KEDCP, and will not realize value until the shares are distributed to him. The shares are included in the *Nonqualified Deferred Compensation* for 2019 table on page 82.

(3) The NEOs were granted these RSUs on June 7, 2017. On June 21, 2019, the restrictions lapsed, and each NEO received his units in the form of shares of our common stock. The shares vested at the price of $1.84, which was the closing sales price of our common stock on the NYSE on June 21, 2019.

(4) The NEOs were granted these RSUs on June 19, 2018. On June 21, 2019, the restrictions lapsed, and each NEO received his units in the form of shares of our common stock. The shares vested at the price of $1.84, which was the closing sales price of our common stock on the NYSE no June 21, 2019.

(5) Mr. Roberts did not start with the Company until August 5, 2019. He had no stock awards that vested in 2019.

Stock Ownership for NEOs

The following table summarizes the NEO stock ownership guidelines and their status as of December 31, 2019, based on the average closing price of our common stock on the NYSE for calendar year 2019 ($2.1421). As of December 31, 2019, all NEOs met the guidelines, except for Mr. Roberts, who started with the Company in August 2019. In the calculations for our NEOs, we include shares directly held and unvested RSUs. We do not include unexercised stock options or unvested performance-based shares. See *Stock Ownership Guidelines* on page 66 for further discussion.

NEO Stock Ownership as of December 31, 2019

NEO	Annual Base Salary ($)	X Annual Base Salary	Total Value of Shares to be Held ($)	Shares Held Directly (#)	Unvested RSUs (#)	Total Shares (#)	Total Value of Shares Held by NEO at 12/31/19 ($2.1421)[1] ($)	Meets Guidelines
Baker	635,000	6x	3,810,000	4,324,928[2],[3]	332,816	4,657,744	9,977,353	Yes
Hall	380,000	2x	760,000	435,485	194,094	629,579	1,348,621	Yes
Roberts[4]	380,000	2x	760,000	47,566[2],[3]	111,940	159,506	341,678	No
Brown	264,000	2x	528,000	244,120	127,692	371,812	796,458	Yes
Sienko	250,000	2x	500,000	555,635[3]	120,729	676,364	1,448,839	Yes

[1] The value of shares held is determined by using the average closing price of the Company's common stock for the calendar year on the NYSE, which for 2019 was $2.1421.

[2] Includes 1,795,964 shares for Mr. Baker and 47,566 shares for Mr. Roberts deferred under the KEDCP.

[3] Includes Hecla Mining Company common shares held in their 401(k) account.

[4] Mr. Roberts joined the Company in August 2019 and has until August 2024 to comply with the guidelines.

Additional information regarding shares held by our NEOs is included in the *Security Ownership of Certain Beneficial Owners and Management* table on page 93.

Pension Benefits

The following table shows pension information under the Hecla Mining Company Retirement Plan, the Hecla Mining Company Supplemental Excess Retirement Plan ("SERP") and Supplemental Benefits for the NEOs as of December 31, 2019. The terms and conditions for participation in, and payments from, these plans are described on page 89 under *Retirement Plan*. The actuarial present value of accumulated benefit is determined using the same assumptions used for financial reporting purposes except that retirement age is assumed to be the normal retirement age of 65, or the current age if eligible for early retirement. These assumptions are described in the pension footnotes to our financial statements included in our Annual Report on Form 10-K.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Calendar Year ($)
Phillips S. Baker, Jr.	Hecla Mining Company Retirement Plan	18	944,172	0
	Hecla Mining Company Supplemental Excess Retirement Plan		7,898,763	0
Lindsay A. Hall[1]	Hecla Mining Company Retirement Plan		N/A	N/A
	Hecla Mining Company Supplemental Excess Retirement Plan		N/A	N/A
	Hecla Mining Company Supplemental Benefit	3	536,617	0
Lauren M. Roberts	Hecla Mining Company Retirement Plan	8	54,459	0
	Hecla Mining Company Supplemental Excess Retirement Plan		29,373	0

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Calendar Year ($)
Robert D. Brown[1]	Hecla Mining Company Retirement Plan		N/A	N/A
	Hecla Mining Company Supplemental Excess Retirement Plan		N/A	N/A
	Hecla Mining Company Supplemental Benefit	4	277,047	0
David C. Sienko	Hecla Mining Company Retirement Plan	9	375,727	0
	Hecla Mining Company Supplemental Excess Retirement Plan		361,685	0
Lawrence P. Radford	Hecla Mining Company Retirement Plan	8	410,415	0
	Hecla Mining Company Supplemental Excess Retirement Plan		661,392	0
Dr. Dean W.A. McDonald[1]	Hecla Mining Company Retirement Plan		N/A	N/A
	Hecla Mining Company Supplemental Excess Retirement Plan		N/A	N/A
	Hecla Mining Company Supplemental Benefit	13	2,034,264	0

[1]   As non-U.S. citizens, Mr. Hall, Dr. McDonald and Mr. Brown are not participants in the Retirement Plan, or the unfunded SERP. In lieu of participation in the Retirement Plan and the unfunded SERP, Mr. Hall, Dr. McDonald and Mr. Brown are expected to receive a similar Supplemental Benefit.

The table below provides information on the nonqualified deferred compensation of the NEOs in 2019.

Nonqualified Deferred Compensation for 2019

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance of Stock At Last FYE ($)[2]
Phillips S. Baker, Jr.	69,697[1]	0	0	0	6,088,318
Lindsay A. Hall[4]	0	0	0	0	0
Lauren M. Roberts	100,859[3]	10,086	110,945	0	161,249
Robert D. Brown[4]	0	0	0	0	0
David C. Sienko	0	0	0	0	0
Lawrence P. Radford	0	0	0	0	0
Dr. Dean W. A. McDonald[4]	0	0	0	0	0

[1]   In 2016, Mr. Baker was granted 113,636 RSUs. One-third (37,879 shares) of those RSUs vested on June 21, 2019. Mr. Baker deferred the shares to the KEDCP. The value shown in this column is based on the number of shares vested multiplied by our closing stock price on the NYSE on June 21, 2019 ($1.84). See *Stock Vested for 2019* on page 80. The total amount of shares held by Mr. Baker under the KEDCP is reported in the *Beneficial Ownership Table* on page 93.

[2]   Total amount of deferred shares held under the KEDCP as of December 31, 2019. The value shown in this column is the value of the total amount of shares held in the KEDCP multiplied by our closing stock price on the NYSE on December 31, 2019 ($3.39). Baker, 1,795,964 shares; and Roberts, 47,566 shares.

[3]   Mr. Roberts deferred a portion of his 2019 base salary to the KEDCP, which was credited to a stock account, and converted to share units on a quarterly basis. The total amount of compensation deferred to the KEDCP ($100,859) is included in Mr. Robert's total base salary reported in the *Summary Compensation Table for 2019* on page 75. The total amount of shares held by Mr. Roberts under the KEDCP is reported in the *Beneficial Ownership Table* on page 93.

[4]   Canadian employees are not eligible to participate in our deferred compensation plan.

Pursuant to the Company's KEDCP, executives and key employees, including the NEOs, may defer all or a portion of their base salary, cash or equity awards earned under the LTIP and STIP, and any vested RSUs or vested PSUs granted under the 2010 Stock Incentive Plan. Deferral elections are made by the individual generally in the year prior to the beginning of the plan year for amounts to be earned or granted in the following year. Base salary, STIP and LTIP amounts deferred under the KEDCP are credited to either an investment account or a stock account at the participant's election. Amounts credited to an investment account are valued in cash, credited with deemed interest, and distributed with deemed interest in cash upon a distributable event. RSUs and other common stock awarded (PSUs) under the 2010 Stock Incentive Plan and deferred by a participant are credited to a stock account. Amounts credited to the stock account of a participant are valued based upon our common stock and are delivered to the participant in shares of our common stock upon a distributable event.

The KEDCP also provides for corporate matching amounts where the participants elect to have their base salary, STIP or LTIP awards credited to a stock account. Matching contributions are also valued based on our common stock and distributed upon a distributable event in stock. The ability to defer compensation into a company stock account promotes alignment of the interests of participants with those of our common shareholders. It also provides for corporate discretionary allocations of amounts valued based upon our common stock and credited to a stock account.

As of the end of the last day of each calendar month, an additional amount is credited to the investment account of the participant equal to the product of (i) the average daily balance of the investment account for the month, multiplied by (ii) the annual prime rate for corporate borrowers quoted at the beginning of the quarter by *The Wall Street Journal* (or such other comparable interest rate as the committee may designate from time to time).

The amounts credited to the investment or stock account of a participant under the KEDCP are distributable or payable within 75 days of the earliest to occur of the following distribution events: (i) the date on which the participant separates from service with us, with the distribution delayed for six months for certain "specified employees;" (ii) "disability" as defined in Section 409A of the Internal Revenue Code; (iii) the participant's death; (iv) a fixed date or fixed schedule selected by the participant at the time the deferral election was made; (v) an "unforeseeable emergency," as defined in Section 409A of the Internal Revenue Code; (vi) a "change in control" of the Company, as defined in regulations issued by the Internal Revenue Service; and (vii) termination of the KEDCP.

The KEDCP is at all times considered to be entirely unfunded both for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended, and no provision will at any time be made with respect to segregating our assets for the payment of any amounts under the KEDCP. Any funds that may be invested for purposes of fulfilling our promises under the KEDCP are for all purposes to be part of our general assets and available to general creditors in the event of a bankruptcy or insolvency of the Company. Nothing contained in the KEDCP will constitute a guarantee by us that any funds or assets will be sufficient to pay any benefit under the KEDCP.

Potential Payments Upon Termination or Change in Control

We have a change in control agreement ("CIC Agreement") with each of our NEOs (Messrs. Baker, Hall, Roberts, Brown and Sienko). The CIC Agreements for Messrs. McDonald and Radford were terminated when they retired from the Company in September 2019 and December 2019, respectively.

The CIC Agreements provide that each of the NEOs shall serve in such executive position as the Board may direct. The CIC Agreements become effective only upon a change in control of the Company (the date of such change in control is referred to as the "Effective Date"). The term of employment under the CIC Agreements is two years from the Effective Date (except for Messrs. Baker and Sienko, who each have a term of three years from the Effective Date). Any CIC Agreements entered into with newly hired executives will contain an employment term of two years from the Effective Date. The CIC Agreements automatically extend for an additional year on each anniversary date of the agreements unless we give notice of nonrenewal 60 days prior to the anniversary date. Under the CIC Agreements, a change in control is, with certain limitations, deemed to occur if: (i) an individual or entity (including a "group" under Section 13(d)(3) of the Exchange Act) becomes the beneficial owner of 20% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; (ii) as the result of a tender offer, merger, proxy fight or similar transaction, the persons who were previously directors of the Company cease to constitute a majority of the Board; (iii) consummation of the sale of all, or substantially all, of the assets of the Company (with certain limitations) occurs; or (iv) the approval of a plan of dissolution or liquidation.

The CIC Agreements are intended to ensure, among other things that, in the event of a change in control, each NEO will continue to focus on adding shareholder value. We seek to accomplish this by assuring that each NEO continues to receive payments and other benefits equivalent to those he was receiving at the time of a change in control for the duration of the employment term under of the CIC Agreement. The CIC Agreements also provide that should an NEO's employment be terminated either (i) by the NEO for good reason, or (ii) by the Company (other than for cause or disability) after the Effective Date of the CIC Agreement, he would receive from us a lump-sum defined amount generally equivalent to three times the aggregate of his then annual base salary rate and his highest short-term incentive prior to the Effective Date. For Messrs. Hall, Roberts and Brown, and any other CIC Agreements entered into hereafter, the lump-sum defined amount is generally equivalent to two times.

The NEOs would also be entitled to lump-sum payments representing the difference in pension and supplemental retirement benefits to which they would be entitled on (i) the date of actual termination, and (ii) the end of the three-year (or two-year where applicable) employment period under the CIC Agreements. We would also maintain such NEO's participation in all benefit plans and programs (or provide equivalent benefits if such continued participation was not possible under the terms of such plans and programs).

A NEO whose employment has terminated would not be required to seek other employment in order to receive the defined benefits.

The following table summarizes the circumstances under which our NEOs receive severance benefits upon termination or a change in control.

Summary of Potential Payments Upon Termination or Change in Control

Compensation Element	Termination Following a Change in Control[1]	Termination due to Death or Disability	Involuntary Not For Cause or Voluntary Termination	For Cause Termination	Retirement
Base Salary	Messrs. Baker and Sienko receive three times their annual base salary. Messrs. Hall, Roberts and Brown receive two times their annual base salary.	N/A	N/A	N/A	N/A
STIP	Messrs. Baker and Sienko receive three times the highest STIP paid in the last three years. Messrs. Hall, Roberts and Brown receive two times the highest STIP paid in the last three years.	N/A	N/A	N/A	N/A
LTIP	Messrs. Baker and Sienko receive three times the highest LTIP paid in the last three years. Messrs. Hall, Roberts and Brown receive two times the highest LTIP paid in the last three years.	Each NEO would receive a prorated portion of any LTIP plan in which the NEO was a participant. The surviving spouse or other beneficiary would receive the payment based on actual performance.	N/A	N/A	In order to qualify for vesting of long-term award benefits, the employee must retire under the Hecla Mining Company Retirement Plan and be at least age: (i) 60 and have 15 or more years of service with the Company; (ii) 65 and have 7 or more years of service with the Company; or (iii) 68. If the participant meets these age and years of service requirements, their prorated portion for outstanding plan periods will be paid after the completion of those plan periods based on actual performance.

Compensation Element	Termination Following a Change in Control[1]	Termination due to Death or Disability	Involuntary Not For Cause or Voluntary Termination	For Cause Termination	Retirement
RSUs	All unvested RSUs may vest upon a change in control.[2]	All unvested RSUs shall vest immediately as of the date of such Disability or Death and shall be delivered to the spouse or beneficiary.	N/A	N/A	If an employee retires before their RSUs have vested, they must meet certain requirements in order for their RSUs to continue to vest based on the applicable vesting schedule. In order to qualify for vesting of RSUs, the employee must retire under the Hecla Mining Company Retirement Plan and be at least age: (i) 60 and have 15 or more years of service with the Company; (ii) 65 and have 7 or more years of service with the Company; or (iii) 68.
PSUs	All unearned PSUs may immediately become earned and vested at 100% of target level as of the date of the change in control.[2]	The TSR performance goal will be deemed achieved at 100% of target level as of the date of such Disability or Death and shall be delivered to the spouse or beneficiary.	N/A	N/A	In order to qualify for vesting of unearned PSUs, the employee must retire under the Hecla Mining Company Retirement Plan and be at least age: (i) 60 and have 15 or more years of service with the Company; (ii) 65 and have 7 or more years of service with the Company; or (iii) 68.
Health and Welfare Benefits	Messrs. Baker and Sienko - receive three years of health and welfare benefits and disability and life insurance premiums would be paid for such three-year period. In addition to any earned, but unused vacation, they would be eligible for up to $20,000 in outplacement assistance and the 401(k) match would be deposited in their accounts. For Messrs. Hall, Roberts and Brown, the same would apply, but for two years.	Unused vacation and the 401(k) match would be deposited in their account.	N/A	N/A	Unused vacation, and the 401(k) match would be deposited in their accounts.

[1] This means an involuntary termination without cause or voluntary termination for good reason within the stated period (three or two years) after the change in control.

[2] Our 2010 stock Incentive Plan provides for a double-trigger vesting.

Compensation of Named Executive Officers

The following tables reflect the amount of compensation that would be paid to each of our NEOs in the event of a termination of the NEO's employment under the various scenarios listed above and should be read in conjunction with the disclosure above. The amounts shown assume that such termination was effective as of December 31, 2019 and include estimates of the amounts that would be paid to each NEO upon such NEO's termination. The tables only include additional benefits that result from the termination and do not include any amounts or benefits earned, vested, accrued or owing under any plan for any other reason. Please see *Grants of Plan-Based Awards for 2019* on page 77, *Outstanding Equity Awards at Fiscal Year-End for 2019* on page 79, *Pension Benefits* table on page 81, and the section entitled *Nonqualified Deferred Compensation for 2019* on page 82 for additional information. The actual amounts to be paid can only be determined at the time of such NEO's separation from Hecla.

Termination Payments and Benefits for Phillips S. Baker, Jr.	Termination Following a Change in Control ($)	Disability ($)	Death ($)
Base Salary[1]	1,905,000	0	0
Short-term Performance Compensation[2]	1,428,750	0	0
Unvested Restricted Stock Units[3]	1,128,246	1,128,246	1,128,246
Unearned Performance-based Shares[4]	1,452,266	1,452,266	1,452,266
Long-term Performance Compensation	5,992,125[5]	2,191,458[6]	2,191,458[6]
Benefits & Perquisites:			
Health and Welfare Benefits[7]	68,232	0	0
Life Insurance Benefits[8]	10,509	0	0
Outplacement	20,000	0	0
Total	**12,005,128**	**4,771,970**	**4,771,970**

Termination Payments and Benefits for Lindsay A. Hall	Termination Following a Change in Control ($)	Disability ($)	Death ($)
Base Salary[1]	760,000	0	0
Short-term Performance Compensation[2]	570,000	0	0
Unvested Restricted Stock Units[3]	657,979	657,979	657,979
Unearned Performance-based Shares[4]	422,404	422,404	422,404
Long-term Performance Compensation	1,087,634[5]	949,588[6]	949,588[6]
Benefits & Perquisites:			
Health and Welfare Benefits[7]	11,184	0	0
Life Insurance Benefits[8]	7,404	0	0
Outplacement	20,000	0	0
Total	**3,536,605**	**2,029,971**	**2,029,971**

Termination Payments and Benefits for Lauren M. Roberts	Termination Following a Change in Control ($)	Disability ($)	Death ($)
Base Salary[1]	760,000	0	0
Short-term Performance Compensation[2]	319,200	0	0
Unvested Restricted Stock Units[3]	379,477	379,477	379,477
Unearned Performance-based Shares[4]	252,986	252,986	252,986
Long-term Performance Compensation	110,366[5]	277,773[6]	277,773[6]
Benefits & Perquisites:			
Health and Welfare Benefits[7]	31,581	0	0
Life Insurance Benefits[8]	7,006	0	0
Outplacement	20,000	0	0
Total	**1,880,616**	**910,236**	**910,236**

Termination Payments and Benefits for Robert D. Brown	Termination Following a Change in Control ($)	Disability ($)	Death ($)
Base Salary[1]	528,000	0	0
Short-term Performance Compensation[2]	343,200	0	0
Unvested Restricted Stock Units[3]	432,876	432,876	432,876
Unearned Performance-based Shares[4]	326,942	326,942	326,942
Long-term Performance Compensation	771,600[5]	587,751[6]	587,751[6]
Benefits & Perquisites:			
Health and Welfare Benefits[7]	11,184	0	0
Life Insurance Benefits[8]	7,404	0	0
Outplacement	20,000	0	0
Total	**2,441,206**	**1,347,569**	**1,347,569**

Termination Payments and Benefits for David C. Sienko	Termination Following a Change in Control ($)	Disability ($)	Death ($)
Base Salary[1]	750,000	0	0
Short-term Performance Compensation[2]	525,000	0	0
Unvested Restricted Stock Units[3]	409,271	409,271	409,271
Unearned Performance-based Shares[4]	277,177	277,177	277,177
Long-term Performance Compensation	1,198,425[5]	587,751[6]	587,751[6]
Benefits & Perquisites:			
Health and Welfare Benefits[7]	24,280	0	0
Life Insurance Benefits[8]	9,014	0	0
Outplacement	20,000	0	0
Total	**3,213,167**	**1,274,199**	**1,274,199**

[1] Represents three times annual base salary for Messrs. Baker and Sienko. Represents two times annual base salary for Messrs. Hall, Roberts and Brown.

[2] Represents three times the highest short-term incentive payment paid in the last three years for Messrs. Baker and Sienko. Represents two times the highest short-term incentive payment paid in the last three years to Messrs. Hall, Roberts and Brown.

[3] In the event of a change in control, any unvested RSUs will become immediately earned and vested as of the date of the change in control. In the event of termination by reason of disability or death, the unvested RSUs will become immediately earned and vested as of the date of disability or death. The value is based on the closing price of Hecla's common stock on the NYSE on December 31, 2019 ($3.39). Please see the *Outstanding Equity Awards at Fiscal Year-End for 2019* table on page 79 for more information.

[4] For unearned PSUs, the values included in the table are based on the number of unearned PSUs that would have vested if termination occurred on the last business day of 2019, assuming target performance (428,397 shares for Mr. Baker, 124,603 shares for Mr. Hall, 74,627 for Mr. Roberts, 96,443 shares for Mr. Brown, and 81,763 shares for Mr. Sienko), multiplied by the closing price of our common stock on the NYSE on December 31, 2019 ($3.39). In the event of a change in control, any unearned performance-based shares will become immediately earned and vested as of the date of the change in control. In the event of termination by reason of disability or death, the unearned performance-based shares will become immediately earned and vested as of the date of disability or death. The totals listed in the disability and death columns are based on the number of performance-based shares that would have vested if disability or death would have occurred on the last business day of 2019, assuming target performance for each of the NEOs, multiplied by the closing price of our common stock on the NYSE on December 31, 2019 ($3.38).

[5] Represents three times the highest long-term incentive payment paid in the last three years for Messrs. Baker and Sienko. Represents two times the highest long-term incentive payment paid in the last three years for Messrs. Hall, Roberts and Brown.

[6] Represents the prorated portion of outstanding LTIP plans for 2018-2020 and 2019-2021.

[7] Reflects the estimated lump-sum value of all future premiums, which will be paid by the Company on behalf of Messrs. Baker and Sienko under our health and welfare benefit plans for three years upon a termination following a change in control. Reflects the estimated lump-sum value of all future premiums, which will be paid by the Company on behalf of Messrs. Hall, Roberts and Brown under our health and welfare benefit plans for two years upon a termination following a change in control.

[8] Reflects the estimated lump-sum value of the cost of coverage for life insurance provided by us to each NEO.

CEO Pay Ratio

We believe our executive compensation program should be internally consistent and equitable in order to motivate our employees to create shareholder value. Our committee strives to design a fair and competitive compensation program that will attract, motivate, and retain employees, reward performance, and provide incentives based on our performance. As required by SEC rules, the committee reviewed a comparison of CEO pay to the pay of our "median employee." The median employee was determined from a review of all employees as of December 31, 2019. In this review, we applied the average 2019 U.S. Dollar exchange rate, as reported by Bloomberg, to the Canadian Dollar and the Mexican Peso. We determined our median employee by ranking employees from highest to lowest, excluding our CEO, based on W-2 earnings statements or comparable annual earnings statements for non-U.S. employees.

The total compensation for the median employee was calculated in the same manner as the total compensation shown for our CEO in the *Summary Compensation Table* for 2019 on page 75 of this Proxy Statement.

For 2019, the annual total compensation of our CEO was $5,082,346, and the annual total compensation of our median employee was $125,810. The ratio of CEO pay to the pay of our median employee was 40 to 1.

OTHER BENEFITS

Retirement Plan

With the exception of our NEOs who are Canadian citizens, our NEOs participate in the Hecla Mining Company Retirement Plan (the "Retirement Plan"), which is a defined benefit plan. Canadian NEOs participate in Canada's public retirement income system, which includes the following components: (i) the Canada (or Quebec) Pension Plan, which is a contributory, earnings-related social insurance program, and (ii) the Old Age Security program. In addition, the Registered Retirement Savings Plan is a tax-deferred individual savings plan available to Canadian employees. Mexican employees participate in Mexico's public retirement income system, which is based on contributions the employee, employer and the government submit to the retirement savings system. The system is administered through savings accounts managed by private fund managers selected by the participant.

Contributions to the Retirement Plan, and the related expense or income, are based on general actuarial calculations and, accordingly, no portion of our contributions, and related expenses or income, is specifically attributable to our officers. We also have an unfunded Supplemental Excess Retirement Plan adopted in November 1985 (the "SERP") under which the amount of any benefits not payable under the Retirement Plan by reason of the limitations imposed by the Internal Revenue Code and/or the Employee Retirement Income Security Act, as amended (the "Acts"), and the loss, if any, due to a deferral of salary made under our KEDCP and/or our 401(k) Plan will be paid out of our general funds to any employee who may be adversely affected. Under the Acts, the current maximum annual pension benefit payable by the Retirement Plan to any employee is $225,000, subject to specified adjustments, and is calculated using earnings not in excess of $280,000. Upon reaching the normal retirement age of 65, each participant is eligible to receive annual retirement benefits in monthly installments for life equal to, for each year of credited service, 1% of final average annual earnings (defined as the highest average earnings of such employee for any 36 consecutive calendar months during the final 120 calendar months of service) up to the applicable covered compensation level (which level is based on the Social Security maximum taxable wage base) and 1.75% of the difference, if any, between final average annual earnings and the applicable covered compensation level. The Retirement Plan and SERP define earnings for purposes of the plans to be "a wage or salary for services of employees inclusive of any bonus or special pay including gain-sharing programs, contract miners' bonus pay and the equivalent," except that on or after July 1, 2013, earnings are defined as "base salary or wages for personal services and elective deferrals plus (i) elective deferrals not includable in the gross income of the Employee under Code Sections 125, 132(f)(4), 402(e)(3), 402(h), 403(b) and 457, (ii) one-half (1/2) of any performance based or short-term incentive bonus, (iii) one-half (1/2) of any safety incentive award, (iv) paid time off, other than pay while on disability leave, (v) any post-employment payment for services performed during the course of employment that would have been paid to the Employee prior to the severance from employment if the Employee had continued in employment with an Employer, and (vi) compensation for overtime at the Employee's regular rate of pay."

The following table shows estimated aggregate annual benefits under our Retirement Plan and the SERP payable upon retirement to a participant who retires in 2019 at age 65 having the years of service and final average annual earnings as specified. The table assumes Social Security covered compensation levels as in effect on January 1, 2019.

Other Benefits

Estimated Annual Retirement Benefits

Final Average Annual Earnings	Years of Credited Service						
	5	10	15	20	25	30	35
$ 100,000	$ 5,528	$ 11,056	$ 16,584	$ 22,122	$ 27,640	$ 33,168	$ 38,696
150,000	9,903	19,806	29,709	39,612	49,515	59,418	69,321
200,000	14,278	28,556	42,834	57,112	71,390	85,668	99,946
250,000	18,653	37,306	55,959	74,612	93,265	111,918	130,571
300,000	23,028	46,046	69,084	92,112	115,140	138,168	161,196
350,000	27,403	54,806	82,209	109,612	137,015	164,418	191,821
400,000	31,778	63,556	95,334	127,112	158,890	190,668	222,446
450,000	36,153	72,306	108,459	144,612	180,765	216,918	253,071
500,000	40,528	81,056	121,584	162,112	202,640	243,168	283,696
550,000	44,903	89,806	134,709	179,612	224,515	269,418	314,321
600,000	49,278	98,556	147,834	197,112	246,390	295,668	344,946
650,000	53,653	107,306	160,959	214,612	268,265	321,918	375,571
700,000	58,028	116,056	174,084	232,112	290,140	348,168	406,196
750,000	62,403	124,806	187,209	249,612	312,015	374,418	436,821
800,000	66,778	133,556	200,334	267,112	333,890	400,668	467,446
850,000	71,153	142,306	213,459	284,612	355,765	426,918	498,071
900,000	75,528	151,056	226,584	302,112	377,640	453,168	528,696
950,000	79,903	159,806	239,709	319,612	399,515	479,418	559,321
1,000,000	84,278	168,556	252,834	337,112	421,390	505,668	589,946

Benefits listed in the pension table are not subject to any deduction for Social Security or other offset amounts. As of December 31, 2019, the following executive officers have completed the indicated number of full years of credited service: P. Baker, 18 years; L. Radford, 8 years; D. McDonald, 13 years; R. Brown, 4 years; D. Sienko, 9 years; L. Hall, 3 years; and L. Roberts, 8 years.

OTHER MATTERS

Certain Relationships and Related Transactions

On a quarterly basis, we review all relationships and transactions with related persons to determine whether such persons have a direct or indirect material interest. Transactions with related persons are those that involve our directors, executive officers, director nominees, greater than 5% shareholders, immediate family members of these persons, or entities in which one of these persons has a direct or indirect material interest. Transactions that are reviewed as related party transactions by us are transactions that involve amounts that would exceed $120,000 (the current threshold required to be disclosed in the Proxy Statement under SEC regulations) and certain other transactions. Pursuant to our Code of Conduct, employees and directors have a duty to report any potential conflicts of interest to the appropriate level of management or to the Governance Committee. We evaluate these quarterly reports along with responses to our annual director and officer questionnaires for any indication of possible related party transactions. Our legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related party transactions. If a transaction is deemed by us to be a related party transaction, the information regarding the transaction is discussed with the Board. As required under the SEC rules, transactions that are determined to be directly or indirectly material to Hecla or a related party are disclosed in our Proxy Statement.

On February 19, 2020, we completed an underwritten offering and sale of $475.0 million aggregate principal amount of the Company's 7.250% Senior Notes due 2028 (the "Notes"). As set forth in the table below, certain of our directors and officers purchased Notes from the underwriters, as follows:

Name	Title	Notes Purchased
Phillips S. Baker, Jr.	Director, President and CEO	$1,500,000
Lauren M. Roberts	Senior Vice President and Chief Operating Officer	$1,000,000
Terry V. Rogers	Director	$ 100,000
Catherine J. Boggs	Director	$ 100,000
George R. Nethercutt, Jr.	Director	$ 100,000

Because certain of our directors expressed an interest in purchasing the Notes, and four directors did purchase Notes (the "Participating Directors"), in addition to the procedures set forth in the first paragraph of this section, the Board created an independent committee of directors consisting of Ted Crumley and Charles B. Stanley (the "Pricing Committee") to determine, among other things, (i) whether to proceed with the Notes offering (the "Offering"), (ii) whether to approve participation in the Offering by the Participating Directors (who indicated they would only participate if, and only up to the amount, approved by the Pricing Committee), and (iii) the final terms of the Offering, including the size of the Offering, the price at which the Notes would be sold to the underwriters, the interest rate of the Notes, and the other terms and conditions of the Notes.

In December 2007, we created the Hecla Charitable Foundation (the "HCF"), which has provided and intends to continue to provide grants to other organizations for charitable and educational purposes. Mr. Phillips S. Baker, Jr., our Chief Executive Officer, serves as a director of the HCF, and Luther J. Russell, our Vice President – External Affairs, serves as President and as a director of the HCF. In December 2007, our Board approved a contribution of 550,000 shares of our common stock to the HCF. Since 2007, the HCF has sold 279,860 shares of our common stock. Cash contributions totaling $2.0 million and $1.5 million were made by the Company to the HCF during 2011 and 2010, respectively. The funds from the sale of the shares and the additional cash were put into various investment accounts. The HCF is currently operating in a self-sufficient manner. We gave no additional funds to the HCF during 2019. The HCF holds 270,140 shares of our common stock as of December 31, 2019. The value of those shares based on the closing price of our common stock on the NYSE on December 31, 2019 ($3.39), was $915,775.

In 2019, we did not make any contribution to any charitable organization, of which a director served as an executive officer, which exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

Political Contributions and Engagement

Government policy is one of the most powerful external forces affecting us today. New laws and changes to existing laws can fundamentally impact the Company's operations and the markets where it does business – and in turn, our bottom line, thereby affecting us and our employees, retirees, communities and shareholders. It is important for government leaders to understand the impact of such actions. Because the impact of government policy is so critical to our survival and success, we participate in the political process and advocate in a responsible and constructive manner on issues that advance the Company's goals and protect shareholder value. We are committed to the highest standard of ethical conduct in our involvement in policymaking and political process. We maintain the Hecla Mining Company Political Action Committee ("Hecla PAC"), which is a forum for our employees and directors to voluntarily contribute to a fund that supports the election of candidates to Congress that support a regulatory and legislative environment constructive to the operation and development of our mines. Decisions about contributions to specific federal candidates are made by members of the Hecla PAC. In total, our employees contributed approximately $13,560 to the Hecla PAC in 2019, and our directors contributed $7,500 in 2019. The Hecla PAC then contributed those funds to federal candidates, state and local parties, and associations who are advocates for the natural resources industry.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in their ownership of our common stock. These persons are required by the SEC to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on our review of copies of such forms, or written representations from certain reporting persons that no such forms were required, we believe that during the calendar year ended December 31, 2019, all filing requirements applicable to our officers, directors and greater than 10% owners of our common stock were timely satisfied, with the exception of a single Form 4 for Lauren M. Roberts, filed on January 3, 2020, relating to his transfer of 303 shares of Hecla Mining Company common stock under his Hecla Mining Company Capital Accumulation Plan ("401(k) Plan") to another investment within his 401(k) Plan. The shares were transferred within the 401(k) Plan on December 18, 2019 by Mr. Roberts and the related Form 4 was filed on January 3, 2020.

Shareholder proposals at the 2021 Annual Meeting of Shareholders

Our Bylaws establish procedures governing the eligibility of nominees for election to our Board, and the proposal of business to be considered by our shareholders at an Annual Meeting of Shareholders. For nominations or other business to be properly brought before an Annual Meeting of Shareholders by a shareholder, the shareholder must have given timely notice thereof in writing to our Corporate Secretary. To be timely, a shareholder's notice shall be delivered to our Corporate Secretary at our principal executive offices located at 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's Annual Meeting of Shareholders; *provided, however*, that in the event the date of the Annual Meeting of Shareholders is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder to be timely must be delivered not earlier than the 120th day prior to such Annual Meeting of Shareholders and not later than the close of business on the later of the 90th day prior to such Annual Meeting of Shareholders or the 10th day following the day on which public announcement of the date of such meeting is first made. Adjournment of a meeting shall not commence a new time period for giving shareholder's notice as described above. Such shareholder's notice shall set forth:

(a) As to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and Rule 14a-11 thereunder, including such person's written consent to being named in our Proxy Statement as a nominee and to serve as a director if elected;

(b) As to any other business that the shareholder proposes to bring before the meeting, if the shareholder has not otherwise complied with the rules and regulations under the Exchange Act for the inclusion of a shareholder proposal in our Proxy Statement, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(c) As to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

  (i) the name and address of such shareholder, as they appear on the Company's books, and of such beneficial owner; and

  (ii) the class and number of Company shares which are owned beneficially and of record by such shareholder or beneficial owner.

The applicable time period for timely shareholder submissions pursuant to the above provisions for the 2021 Annual Meeting of Shareholders is January 21, 2021 (the 120th day preceding the anniversary of the 2020 Annual Meeting) to February 20, 2021 (the 90th day preceding such anniversary).

The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in the Bylaws and, if any proposed nomination or business is not in compliance with the Bylaws, to declare that such defective proposal shall be disregarded. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority.

Shareholder proposals to be included in next year's Proxy Statement

In addition to the foregoing section, we will comply with Rule 14a-8 under the Exchange Act with respect to any shareholder proposals that meet that rule's requirements. We will review shareholder proposals intended to be included in our Proxy Statement for the 2021 Annual Meeting of Shareholders which are received by us at our principal executive offices located at 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408, no later than December 10, 2020. Such proposals must be submitted in writing and should be sent to the attention of our Corporate Secretary.

You may contact the Corporate Secretary at our principal executive offices for a copy of the relevant Bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Security Ownership of Certain Beneficial Owners and Management

The following table shows the number and percentage of the shares of common stock beneficially owned by each current director and each executive officer of Hecla, and by all current directors and executive officers as a group, as of March 24, 2020. On that date, all such persons together beneficially owned an aggregate of 1.7% of the outstanding shares of our common stock. Except as otherwise indicated, the directors, nominees and officers have sole voting and investment power with respect to the shares listed, including shares which the individual has the right to acquire, but has not done so.

Other Matters

Name of Beneficial Owner	Title of Class	Shares Beneficially Owned		Percent of Class
		Number	Nature	
Phillips S. Baker, Jr.		2,500,984[1]	Direct[2]	
President and CEO		27,980	401(k) Plan	
		332,816	RSU[3]	
		1,795,964	Deferred[4]	
		428,397	Performance-based[5]	
	Common	5,086,141		1.0%
Robert D. Brown		244,120	Direct[2]	
Vice President – Corporate Development		127,692	RSU[3]	
		96,443	Performance-based[5]	
	Common	468,255		*
Lindsay A. Hall		435,485	Direct[2]	
Senior Vice President and Chief Financial Officer		194,094	RSU[3]	
		124,603	Performance-based[5]	
	Common	754,182		*
Lauren M. Roberts		0	Direct[2]	
Senior Vice President – Chief Operating Officer		0	401(k) Plan	
		111,940	RSU[3]	
		47,566	Deferred(4)	
		74,627	Performance-based[5]	
	Common	234,133		*
David C. Sienko		540,570	Direct[2]	
Vice President and General Counsel		15,065	401(k) Plan	
		120,729	RSU[3]	
		81,763	Performance-based[5]	
	Common	758,127		*
Lawrence P. Radford		124,652		
Former Senior Vice President and Chief Technical Officer		0	401(k) Plan	
	Common	124,652	Direct[6]	*
Dr. Dean W.A. McDonald	Common	453,720	Direct[6]	*
Former Senior Vice President - Exploration				
Catherine J. Boggs		40,540	Direct[2]	
Director		84,667	Indirect[7]	
	Common	125,207		*
Ted Crumley		126,536	Direct[2]	
Director		164,539	Indirect[7]	
	Common	291,075		*
George R. Johnson		17,273	Direct[2]	
Director		92,200	Indirect[7]	
	Common	109,473		*
George R. Nethercutt, Jr.		31,686	Direct[2]	
Director		106,188	Indirect[7]	
	Common	137,874		*
Stephen F. Ralbovsky		17,273	Direct[2]	
Director		92,200	Indirect[7]	
	Common	109,473		*
Terry V. Rogers		105,013	Direct[2]	
Director		111,809	Indirect[7]	
	Common	216,822		*
Charles B. Stanley		100,536	Direct[2]	
Director		133,586	Indirect[7]	
	Common	234,122		*
All current directors, director nominees and executive officers as a group (14 individuals)	Common	9,103,256		1.7%

[*] Represents beneficial ownership of less than one percent, based upon 523,247,297 shares of our common stock issued and outstanding as of March 24, 2020.

[1] Includes 223,642 shares held jointly with Mr. Baker's spouse, as to which Mr. Baker shares voting and investment power.

[2] "Direct" means shares held of record and any shares beneficially owned through a trust, broker, financial institution, or other nominee, and with respect to which the officer or director has sole or shared voting power.

[3] "RSU" means restricted stock units awarded under the KEDCP or 2010 Stock Incentive Plan that have not vested. See footnote 1 of the *Outstanding Equity Awards* at Fiscal Year-End for 2019 on page 79.

[4] "Deferred Shares" means stock that has vested or been awarded but is deferred until a distributable event under the terms of the KEDCP. See *Nonqualified Deferred Compensation* for 2019 on page 82.

[5] "Performance-based Shares" means performance-based equity, based on a three-year TSR. See *Performance-based Shares* on page 63 and *Outstanding Equity Awards* at Fiscal Year-End for 2019 table on page 79.

[6] As of December 31, 2019, based on information received directly from Messrs. Radford and McDonald.

[7] "Indirect" means shares credited to each independent director, all of which are held indirectly in trust pursuant to our Stock Plan for Nonemployee Directors. Each director disclaims beneficial ownership of all shares held in trust under the stock plan. See *Compensation of Non-Management Directors* on page 38.

To our knowledge, as of March 24, 2020, the only "beneficial owners" (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of our common stock entitled to vote at the Annual Meeting are shown in the table below:

Title of Class	Name & Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class
Common	Van Eck Associates Corporation[1] 666 Third Ave. – 9th Floor New York, NY 10017	53,923,238	10.3%
Common	The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	45,475,977	8.7%
Common	BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	36,804,745	7.0%
Common	Dimensional Fund Advisors LP[4] Building One 6300 Bee Cave Rd. Austin, TX 78746	28,883,482	5.5%

[1] Based solely on a Schedule 13G/A filed on February 12, 2020, with the SEC by Van Eck Associates Corporation. Van Eck Associates Corporation has sole voting and dispositive power with respect to all shares.

[2] Based solely on a Schedule 13G/A filed on February 12, 2020, with the SEC by The Vanguard Group, Inc. The Vanguard Group, Inc. has sole voting power with respect to 463,954 shares, shared voting power with respect to 112,639 shares, sole dispositive power with respect to 44,952,704 shares, and shared dispositive power with respect to 523,273 shares.

[3] Based solely on a Schedule 13G/A filed on February 5, 2020, with the SEC by BlackRock, Inc. BlackRock, Inc. has sole voting power with respect to 35,690,933 shares and sole dispositive power with regard to 36,804,745 shares.

[4] Based solely on a Schedule 13G/A filed on February 12, 2020, with the SEC by Dimensional Fund Advisors LP. Dimensional Fund Advisors LP has sole voting power with respect to 27,996,956 shares and sole dispositive power with regard to 28,883,482 shares.

Other Business

As of the date of this Proxy Statement, the Board is not aware of any matters that will be presented for action at the Annual Meeting other than those described above. However, should other business properly be brought before the Annual Meeting, the proxies will be voted thereon at the discretion of the persons acting thereunder.

By Order of the Board of Directors

Michael B. White
Corporate Secretary

April 9, 2020

APPENDIX A

Reconciliation of Non-GAAP Measures to GAAP

Reconciliation of Net Loss (GAAP) to Earnings Before Interest, Taxes, Depreciation, and Amortization (non-GAAP)

The non-GAAP measure of earnings before interest, taxes, depreciation, and amortization ("EBITDA") is calculated as net loss before the following items: interest expense, income tax benefit provision, and depreciation, depletion, and amortization expense. Management believes that, when presented in conjunction with comparable GAAP measures, EBITDA is useful to investors in evaluating our operating performance. The table below presents reconciliations between the GAAP measure of net loss to the non-GAAP measure EBITDA for the years ended December 31, 2019, 2018 and 2017 (in thousands).

	Year ended December 31,		
	2019	**2018**	**2017**
Net (loss) income (GAAP)	$ (99,557)	$ (26,563)	$ (28,520)
Interest expense, net of amount capitalized[(1)]	48,447	40,944	38,012
Income tax (benefit) provision	(24,101)	(6,701)	20,963
Depreciation, depletion, and amortization	204,475	140,905	126,467
EBITDA	$129,264	$148,585	$156,922

[(1)] On April 12, 2013, we completed an offering of $500 million in aggregate principal amount of our Senior Notes due May 1, 2021 (the "Notes"), and issued additional Notes in 2014 to fund one of our defined benefit pension plans. In addition, on March 5, 2018, we entered into a note purchase agreement pursuant to which we issued CAD$40 million (approximately USD$30.8 million at the time of the transaction) in aggregate principal amount of our Series 2018-A Senior Notes due May 1, 2021 (the "RQ Notes") to Ressources Québec, a subsidiary of Investissement Québec, a financing arm of the Québec government. See Note 7 of Notes to Consolidated Financial Statements in our Form 10-K for the calendar year ended December 31, 2018, for more information. In December 2019, we prepaid the obligation related to the RQ Notes through issuance of approximately 1.7 million shares of our common stock. On February 19, 2020, we completed an offering of $475 million in aggregate principal amount of our Senior Notes due February 15, 2028, with the proceeds used in the redemption of the Notes. The Notes and RQ Notes bore interest at a rate of 6.875% and 4.68%, respectively, per year from the date of original issuance or from the most recent payment date to which interest has been paid or provided for. Interest on the Notes and RQ Notes was payable on May 1 and November 1 of each year, commencing November 1, 2013 for the Notes and May 1, 2018 for the RQ Notes.

Reconciliation of Net Loss (GAAP) to Adjusted EBITDA Less Capital (non-GAAP)

The non-GAAP measure of adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") less capital for use in STIP performance measurement is calculated as net loss before the following items: interest expense, income tax benefit, depreciation, depletion, and amortization expense, acquisition costs, loss (gain) on disposition of properties, plants, equipment and mineral interests, suspension costs, foreign exchange loss (gain), unrealized loss (gain) on derivative contracts, provisional price (gains) losses, provisions for closed operations expense, stock-based compensation, unrealized losses on investments, interest and other income/expense, gain on sale of investments ("adjusted EBITDA") less capital expenditures at our operations.

The following table reconciles net loss to adjusted EBITDA less capital (in thousands):

	Year Ended December 31,	
	2019	**2018**
Net loss	$ (99,557)	$ (26,563)
Plus: Interest expense, net of amount capitalized	48,447	40,944
Plus: Income taxes	(24,101)	(6,701)
Plus: Depreciation, depletion and amortization	204,475	140,905
EBITDA	129,264	148,585
Less: Depreciation, depletion and amortization not at operating mines	(4,957)	(6,861)
Plus: Acquisition costs	645	10,045
Plus: Suspension costs	12,051	20,693
Plus/less: Loss (gain) on disposition of properties, plants, equipment and mineral interests	4,643	(2,793)
Plus/less: Foreign exchange loss (gain)	8,236	(10,310)
Plus/less: Unrealized losses (gains) on derivative contracts	9,959	(7,936)
Less/plus: Provisional price (gains) losses	(597)	3,803
Plus: Provision for closed operations and environmental matters	6,914	6,090
Plus: Stock-based compensation	5,668	6,242
Plus: Unrealized losses on investments	2,389	2,816
Plus: Other	3,506	941
Adjusted EBITDA	177,721	171,315
Less: capital expenditures at operating mines	(128,169)	
Adjusted EBITDA less capital	$ 49,552	

Reconciliation of Cost of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization (GAAP) to Cash Cost, Before By-product Credits Per Silver Ounce and Cash Cost Per Silver Ounce, After By-product Credits (non-GAAP) and All-In Sustaining Cost, Before By-product Credits and All-In Sustaining Cost, After By-product Credits For Total Silver (non-GAAP)

The tables below present reconciliations between the GAAP measure of cost of sales and other direct production costs and depreciation, depletion and amortization to the non-GAAP measures of (i) Cash Cost per Silver Ounce, Before By-product Credits, (ii) Cash Cost, After By-product Credits, (iii) AISC, Before By-product Credits and (iv) AISC, After By-product Credits, per Ounce for our silver operations for the years ended December 31, 2019 and 2018 (in thousands, except costs per ounce).

Cash Cost, After By-product Credits per Silver/Gold Ounce is an important operating statistic that we utilize to measure each mine's operating performance. We recently started reporting AISC, After By-product Credits, per Ounce which we use as a measure of our mines' net cash flow after costs for exploration, pre-development, reclamation, and sustaining capital. This is similar to the Cash Cost, After By-product Credits, per Ounce non-GAAP measure we report, but also includes on-site exploration, reclamation, and sustaining capital costs. Current GAAP measures used in the mining industry, such as cost of goods sold, do not capture all the expenditures incurred to discover, develop and sustain silver and gold production. These measures also allow us to benchmark the performance of each of our mines versus those of our competitors. As a primary silver mining company, we also use the statistic on an aggregate basis - aggregating the Greens Creek, Lucky Friday and San Sebastian mines, but not Casa Berardi OR Nevada Operations, which are primary gold mines - to compare our performance with that of other primary silver mining companies. Similarly, these statistics are useful in identifying acquisition and investment opportunities as they provide a common tool for measuring the financial performance of other mines with varying geologic, metallurgical and operating characteristics.

Cash Cost, Before By-product Credits and AISC, Before By-product Credits, per Silver Ounce include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining expense, on-site general and administrative costs, royalties and mining production taxes. AISC, Before By-product Credits for each mine also includes on-site exploration, reclamation, and sustaining capital costs. AISC, Before By-product Credits for our consolidated silver properties also includes corporate costs for general and administrative expense, exploration and sustaining capital projects. By-product credits include revenues earned from all metals other than the primary metal produced at each unit. Cash Cost, After By-product Credits and AISC, Before By-product Credits, per Silver Ounce, provide management and investors an indication of operating cash flow, after consideration of the average price, received from production. Management also uses these measurements for the comparative monitoring of performance of our mining operations period-to-period from a cash flow perspective. Cash Cost, After By-product Credits and AISC, After By-product Credits per Silver Ounce are measures developed by precious metals companies (including the Silver Institute and/or World Gold Council) in an effort to provide a uniform standard for comparison purposes. There can be no assurance, however, that our reporting of these non-GAAP measures is the same as those reported by other mining companies.

As depicted in the table below, by-product credits comprise an essential element of our silver unit cost structure distinguishing our silver operations due to the polymetallic nature of their orebodies. By-product credits included in our presentation of Cash Cost, After By-product Credits and AISC, After By-product Credits, per Silver Ounce include:

| | Total Silver | |
| | Year ended December 31, | |
In thousands (except per ounce amounts)	2019	2018
By-product value, all silver properties:		
Zinc	$ 91,435	$103,096
Gold	91,351	76,416
Lead	28,589	30,512
Total by-product credits	$211,375	$210,024
By-product credits per silver ounce, all silver properties		
Zinc	$ 7.78	$ 10.32
Gold	7.77	7.65
Lead	2.43	3.05
Total by-product credits	$ 17.98	$ 21.02

Appendix A

Cost of sales and other direct production costs and depreciation, depletion and amortization is the most comparable financial measure calculated in accordance with GAAP to Cash Cost, After By-product Credits and AISC, After By-product Credits. The cost of sales and other direct production costs and depreciation, depletion and amortization for our silver operating units in the table below is in our Consolidated Statement of Operations and Comprehensive (Loss) (in thousands) included in our audited financial statements which are included in our Annual Report on Form 10-K for the calendar year ended December 31, 2019.

| | Total Silver | |
| | Year ended December 31, | |
In thousands (except per ounce amounts)	2019	2018
Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$ 278,849	$ 241,631
Depreciation, depletion and amortization	(58,534)	(52,125)
Treatment costs	52,131	39,820
Change in product inventory	(3,092)	3,142
Reclamation and other costs	(4,111)	(4,470)
Lucky Friday cash costs excluded	19,346	(7,247)
Cash Cost, Before By-product Credits[1]	245,897	220,751
Reclamation and other costs	3,441	3,816
Exploration	6,981	12,902
Sustaining capital	38,398	50,306
General and administrative	35,832	36,542
AISC, Before By-product Credits	330,549	324,217
By-product credits	(211,375)	(210,024)
Cash Cost, After By-product Credits	34,522	10,727
AISC, After By-product Credits	119,174	114,293
Divided by silver ounces produced	11,759	9,990
Cash Cost, Before By-product Credits, per Silver Ounce	20.91	22.10
By-product credits per silver ounce	(17.98)	(21.02)
Cash Cost, After By-product Credits, per Silver Ounce	$ 2.93	$ 1.08
AISC, Before By-product Credits, per Silver Ounce	28.11	32.46
By-product credits per silver ounce	(17.98)	(21.02)
AISC, After By-product Credits, per Silver Ounce	$ 10.13	$ 11.44

[1] Includes all direct and indirect operating costs related directly to the physical activities of producing metals, including mining, processing and other plan costs, third-party refining and marketing expense, on-site general and administrative costs, royalties and mining production taxes, after by-product revenues earned from all metals other than the primary metal produced at each unit.

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